SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         March 2006

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: July 11, 2006	By: /s/ Albert Longo Albert Longo Corporate Secretary

EXHIBIT INDEX

1.	Press Release dated March 8, 2006

2.	Press Release dated March 8, 2006

3.	Press Release dated March 10, 2006

4.	Appendix 3Y dated March 16, 2006

5.	Interim Financial Reporty

6.	Press Release dated March 22, 2006

7.	Appendix 3Z

8.	Appendix 3B

9.	Appendix 3Y

10.	Appendix 3Y

11.	Press Release dated March 30, 2006

12.	Press Release dated March 30, 2006

13.	Press Release dated March 30, 2006

14.	Press Release dated March 31, 2006

15.	Press Release dated March 31, 2006

EXHIBIT 1

EXHIBIT 2

EXHIBIT 3

EXHIBIT 4

EXHIBIT 5

EXHIBIT 6

EXHIBIT 7

EXHIBIT 8

EXHIBIT 9

EXHIBIT 10

EXHIBIT 11

EXHIBIT 12

EXHIBIT 13

EXHIBIT 14

EXHIBIT 15

ALLIED GOLD LIMITED
ACN 104 855 067

8 March 2006

Company Announcements Office
Australian Stock Exchange Ltd
ASX Release

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services"

Dear Sir/Madam

2 Mtpa THROUGHPUT AND ORE DELIVERY OPTIMISATION STUDIES DELIVER ENHANCED PROJECT ECONOMICS

PROJECT DEVELOPMENT UPDATE – SIMBERI OXIDE GOLD PROJECT

Highlights

Allied Gold Limited ("Allied") is pleased to announce that significantly enhanced project economics have resulted from initial studies carried out by Intermet Engineering Pty Ltd ("Intermet") into;

- Increasing ore throughput to **2.0 million tonnes per annum** (Mtpa) and
- Adopting an **aerial rope conveyor** ore delivery system.

Key project fundamentals based on US$550 gold price and exchange rate A$1 = US$0.77 are;

• Life of mine	**- 7.8 years**
• Average mining rate	**- 2.0 Mtpa at 1.35 g/t gold (85,000 oz)**
• Annual gold production	**- 75,000 oz**
• Estimated operating cash cost	**- US$256 per oz**
• Estimated capital cost	**- US$43.7 million**

Indicative financial analysis (using gold price inputs of US$500 and US$550);

	US$500	**US$550**
• **NPV** *(discount rate 8%)*	**- US$60 million**	**US$80 million**
• **IRR**	**- 40%**	**49%**
• Operating cash surplus	**- US$100 million**	**US$129 million**

Project financial analysis is based on open-pit optimisations using gold price inputs ranging from US$350 to US$440 per ounce and is prepared on a pre-tax, ungeared and unhedged basis. The project economics are expected to be further ugraded by pit reoptimisations using current gold prices and with the addition of recent drilling data from Sorowar East and Sorowar Camp.

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

Discussion of Results

Project Development Summary

The company continues to assemble an experienced, high calibre construction/management team to oversee the EPCM Contractor. Final evaluation of EPCM tender submissions is underway with appointment of the EPCM Contractor planned by mid-March. The project development schedule indicates plant commissioning and first gold production occurring within the first half of 2007. Mobile equipment for early start earthworks is due to arrive at Simberi by end of March. Initial activities will focus on upgrading the airstrip and island ring-road, and completing civil works for wharf construction.

Intermet's initial study confirms installation of a rope conveyor system is technically feasible and cost effective. The selection of an aerial rope conveyor as the preferred ore delivery method to the treatment facility will minimise production risk and enhance project economics. This method of ore delivery has proved to be very reliable at mine sites with similar operating conditions to those at Simberi, for example, at Billiton's Wetar Island gold/silver mine in Indonesia which was operated during the 1990's.

Operating cost estimates are sourced from the "Optimised Feasibility Study" by Lycopodium Engineering Pty Ltd (delivered - October 2005) except for operating costs for the aerial rope conveyor ore delivery system which are based on estimates by GHD in "Ore Transport Options Study" (delivered - September 2005).

These initial capital and operating cost estimates to include an aerial rope conveyor system with a capacity of 4 Mtpa will be finalised during the early stage of detailed engineering and design work. Installing a system with increased capacity allows flexibility to expand production and provide for removal of mine waste during the selective mining phase.

Exploration

The Company has secured a second drilling rig which is due to arrive onsite during April. During project construction in 2006, exploration work will continue with ongoing geophysical IP surveys and drilling.

Drilling will target;

- The expansion of known oxide gold deposits such as Sorowar, the limits of which are still undefined by drilling.
- Exploration for other oxide gold deposits on Simberi and Tatau Islands. Numerous surface gold anomalies have been identified and earmarked for follow-up drilling.
- Expanding known high grade sulphide gold deposits and testing geophysical targets to establish sulphide gold resources of >1 million ounces as a precursor to a Stage 2 sulphide gold mining project.

Mineable Reserves and Mineral Resources

Total Ore Reserves and Mineral Resources within designed pits are outlined below;

	Million Tonnes	Gold Grade (g/t)	Thousand Ounces
Proved	9.57	1.39	429
Probable	3.97	1.47	187
TOTAL Ore Reserves	**13.54**	**1.42**	**616**
Inferred Resources	3.53	0.85	96
TOTAL Mineable Reserves and In-Pit Mineral Resources	**17.07**	**1.30**	**712**

Location of Gold Deposits on Simberi Island


Simberi Island
Moruru
Sorowar
Pigiput
Pigibo
Botlu South
North Samat
East Samat
South Samat
Legend
>0.2g/t gold surface anomaly
Oxide gold deposits
Mining Lease Grant
Settlement / hamlet
Community
Perimeter road
Creek
0
2km

Yours faithfully
ALLIED GOLD LIMITED

W. Loxton
Managing Director

The information in this Stock Exchange Announcement that relates to results from the Studies "Capital Cost Estimate 2.0 Mtpa and Process Commentary" and "Capital Cost Estimate For a Ropecon Conveyor System", has been approved for release by Mr G Thomas of Intermet Engineering Pty Ltd.

Mr Thomas consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

The information in this Stock Exchange Announcement that relates to ore reserves has been compiled by Mr Mike Apfel of Gemcom Australia who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Apfel has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

Mr Apfel consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

NEWS

• RELEASE •

Wednesday 8 March 2006

ECONOMICS OF ALLIED'S PNG GOLD PROJECT

ENHANCED AFTER NEW OPTIMISATION STUDY

The prospects of a gold project off Papua New Guinea's coast delivering higher upside than first thought have been significantly enhanced after an initial optimisation study by project owner, Allied Gold Limited.

The Australian explorer (ASX code "ALD") announced the results of the study today, undertaken by Perth based Intermet Engineering Pty Ltd for Allied's Simberi Island oxide gold project, 60 kilometres north of Lihir Island.

The study was commissioned on the basis of lifting the mine's planned production to two million tonnes per annum (mtpa) instead of the current 1.65 million tonnes, and that an 4 mtpa aerial conveyor rather than a pipe system be used to convey the ore from the mine's ridge-top location to the coastal export port.

The latest results show that on the revised throughout and ore transport dynamics, a gold price of US$550 gold price and at an exchange rate of A$1 = US$0.77, the Simberi mine's economic dynamics would be enhanced to deliver:

• Life of mine	**- 7.8 years**
• Average mining rate	**- 2.0 mtpa at 1.35 g/t gold (85,000 oz)**
• Annual gold production	**- 75,000 oz**
• Estimated operating cash cost	**- US$256 per oz**
• Estimated capital cost	**- US$43.7 million**

Allied Gold is due to bring the mine come into production in the first half of next year, initially open mining the main Sorowar pit.

The study's Indicative financial analysis (using gold price inputs of US$500 and US$550), found that the project would achieve a:

	US$500	**US$550**
• **NPV** *(discount rate 8%)*	**- US$60 million**	**US$80 million**
• **IRR**	**- 40%**	**49%**
• Operating cash surplus	**- US$100 million**	**US$129 million**

"Significantly, Simberi's economics are expected to be even further ugraded by pit re-optimisations using current gold prices and with the addition of recent drilling data from the nearby Sorowar East and Sorowar Camp mineralisation," Allied Gold's Managing Director, Mr Wayne Loxton, said today.

issued through
FIELD PUBLIC RELATIONS PTY LTD ABN 74 008 222 311
231 South Road, MILE END SA 5031
Ph: 08 8234 9555 Fax: 08 8234 9566
admin@fieldpr.com.au

"The Intermet study confirmed that installation of a rope conveyor system as the preferred system is technically feasible and cost effective and will minimise production risk and enhance project economics," Mr Loxton said.

"This method of ore delivery has proved to be very reliable at mine sites with similar operating conditions to those at Simberi, for example, at Billiton's Wetar Island gold/silver mine in Indonesia, which was operated during the 1990s."

Mr Loxton said the earthworks would commence on site late this month, with first work focused on upgrading the Island's airstrip and ring-road, and completing civil works for wharf construction.

The increased capacity of a rope conveyor system would provide Allied Gold with the flexibility to eventually expand production and provide for discharge of mine waste during selective mining phases.

Further resource drilling is scheduled from April at Sorowar, and other oxide gold deposits on Simberi and the nearby Tatau Islands.

Simberi's current total ore reserves and mineral resources within designed pits, include:

	Million Tonnes	Gold Grade (g/t)	Thousand Ounces
Proved	9.57	1.39	429
Probable	3.97	1.47	187
TOTAL Ore Reserves	**13.54**	**1.42**	**616**
Inferred Resources	3.53	0.85	96
TOTAL Mineable Reserves and In-Pit Mineral Resources	**17.07**	**1.30**	**712**

MEDIA CONTACTS:

Wayne Loxton
Allied Gold Limited
(08) 9353 3638
0419 833 090

Kevin Skinner
Field Public Relations
08 8234 9555
0414 822 631

ALLIED GOLD LIMITED
ACN 104 855 067

10 March 2006

Company Announcements Office
Australian Stock Exchange Ltd
ASX Release

"This press release is not for dissemination in the US and shall not be disseminated to US news services"

AWARD OF ENGINEERING DESIGN CONTRACT SIGNALS DEVELOPMENT START ON PNG GOLD PROJECT

Detailed engineering design has commenced on Allied Gold Limited's "(Allied") Simberi Oxide Gold Project in Papua New Guinea, following the award of a contract for the work to Intermet Engineering Ltd ("Intermet").

"The appointment of Intermet represents a significant milestone for the project and signals the formal commencement of the mine's development program," Allied Gold's Managing Director, Mr Wayne Loxton, said today.

"The start now to preliminary design work will ensure we meet our target of first gold production in the second quarter of next year," Mr Loxton said.

First open-pit mining operations are planned at the main Sorowar oxide gold deposit on Simberi Island, 60 kilometres north of Lihir Island off PNG's north coast.

"It is Allied's intention that Intermet's engineering design contract be converted to an Engineering, Procurement and Construction Management ("EPCM") contract," Mr Loxton said.

"This will be conditional, however, on Intermet achieving satisfactory outcomes from further negotiation to provide project management and project control systems acceptable to Allied."

"Negotiation of the EPCM contract is expected to be completed within six (6) weeks although engineering activities have already commenced."

Intermet has extensive experience with off-shore EPCM Contracts having recently completed resource projects with similar arrangements in the Congo and Mauritania. Importantly Intermet have available the full compliment of personnel and other requisite resources to meet Allied's project development program.

Initial engineering activities for the Simberi Gold Project are focused on finalising process design criteria and process flow sheet to accommodate plant throughput of 2

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6105
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

million tonnes per annum and the installation of an aerial rope conveyor system. Final capital and operating costs estimates will result.

Mr Loxton said all other aspects of the project's development were proceeding on schedule and within budget.

Yours faithfully
ALLIED GOLD LIMITED

W. Loxton
Managing Director

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALLIED GOLD LIMITED	
ABN 86 104 855 067	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GREGORY HUGH STEEMSON
Date of last notice	20 DECEMBER 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT and INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	44,007 of the shares sold were held jointly with spouse.
Date of change	13 March 2006
No. of securities held prior to change	209,934
Class	Ordinary shares
Number acquired	300,000 (options converted)
Number disposed	209,934
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$60,000 for 300,000 options converted. $96,605 for disposal
No. of securities held after change	300,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition – conversion of options. Disposal – on market sale.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ALLIED GOLD LTD

ABN 86 104 855 067

INTERIM FINANCIAL REPORT

31 DECEMBER 2005

DIRECTORS' REPORT

The Directors present their report on the Economic Entity, consisting of Allied Gold Ltd (the "Company") and the entities it controlled at the end of or during the half-year ended 31 December 2005.

DIRECTORS

The Directors of the Company in office during or since the end of the half year are:

Mark V Caruso	Executive Chairman
Wayne G Loxton	Managing Director (appointed 27 February 2006)
David A Lymburn	Director
Jeffrey J Moore	Director
Gregory H Steemson	Non-executive Director

RESULTS

The loss of the consolidated entity after income tax attributable to members of the parent entity was $978,517 (2004, $1,403,734).

REVIEW OF OPERATIONS

Highlights of the Company's operations for the period under review are as follows.

Tabar Islands Gold Project

The Tabar Islands Gold Project comprises 100% of ML 136 on Simberi Island hosting gold resources of 2.27 million ounces and 100% of EL 609 covering the remainder of the mineralised Tabar Islands Group.

During the half year the Company continued its exploration programmes for the Simberi Oxide Gold Project, and the Tabar Islands generally.

In October 2005 the Company acquired the residual 12.5% interest in the Simberi Oxide Gold Project from Simberi Mining Corporation, a Canadian corporation, for a consideration comprising;

- A cash payment of C$200,000,
- 2,000,000 Allied shares,
- 2,000,000 options expiring 31 December 2006 exercisable at $0.25, and
- 2,000,000 options expiring 31 December 2008 exercisable at $0.50.

In November 2005 an Optimised Feasibility Study ("OFS") for the Simberi Oxide Gold Project was completed by Lycopodium Engineers which the Board accepted and agreed to proceed to mine development. Key findings of the OFS based on a gold price of US$440 and exchange rate of A$1.00 = US$0.77 were;

• Life of mine	9.4 years
• Average mining rate	1.65 million tonnes
• Annual gold production	62,300 ounces
• Operating cash cost	US$278 per ounce
• Estimated capital cost	US$37.9 million

In December 2005 and February 2006 the Company raised $51.7 million in new equity, the bulk of which is the equity portion of the project funding for the development and construction of the Simberi Oxide Gold Project. The Company is also progressing negotiations with a project financier to provide the debt portion of the project finance requirement, which it expects to have finalised in March 2006.

Red Dam

The Red Dam gold project is located near Coolgardie, Western Australia and is comprised of P16/1577 and P16/1578, and applications for M16/344 and P16/2078. The tenements cover a contiguous area of approximately 300ha. The project is located in a structural corridor containing current gold resources exceeding 5Moz. Deposits in this zone include Kundana, White Foil, Frogs Leg, the ABC Line, Mungari East and Carbine.

On 27 July 2004 the Company entered into an Option Agreement with Siberia Mining Corporation Ltd for the sale of the Red Dam gold project for a consideration of between $950,000 and $1,000,000. The option expired on 26 July 2005.

Mapimi
As a result of the Nord acquisition in 2004 the Company acquired ownership of the Mapimi exploration project in Mexico. This is a poly-metallic prospect. During the half year only a preliminary review of this prospect was undertaken.

MMPEU
On 5 December 2005 the Company sold the Mobile Mineral Processing and Evaluation Unit (MMPEU) to Tanami Gold NL for a consideration of $2,000,000. The consideration is payable in instalments; $500,000 had been received at balance date and with the final instalment due October 2006. THE Company has security over the outstanding amount by way of a registered charge over the MMPEU.

CHANGES IN STATE OF AFFAIRS
During and since the end of the half year period the Company has issued the following securities.

SHARES	Number of shares	Contributed equity $
Balance as at 30 June 2005	120,579,818	23,422,125
Acquisition of residual 12.5% of Simberi Oxide Gold Project	2,000,000	600,000
Conversion of options to 31 Dec 2005	20,000	4,000
Placement – December 2005 at 40 cents	1,295,828	518,331
Placement – January 2006 at 40 cents	400,000	160,000
Placement – February 2006 at 40 cents	23,304,172	9,321,669
Placement – February 2006 at 44 cents	15,192,027	6,684,492
Conversion of options – February 2006	20,000	4,000
Balance at the date of this report	162,811,845	

OPTIONS	Number of options	Expiry	Exercise price
Balance as at 30 June 2005	25,057,411	30 June 2007	$0.20
Acquisition of residual 12.5% of Simberi Oxide Gold Project	2,000,000	31 Dec 2006	$0.25
Acquisition of residual 12.5% of Simberi Oxide Gold Project	2,000,000	31 Dec 2008	$0.50
Options granted to directors	4,000,000	30 June 2007	$0.30
Options granted to directors	2,000,000	30 June 2007	$0.40
Options granted to UK based corporate advisors	1,100,000	31 Dec 2008	$0.50
Options converted	(40,000)		
Balance at the date of this report	36,117,411		

Employee Option Incentive Scheme
Following approval from shareholders at the Annual General Meeting held on 29 November 2005 the Company has introduced an Employee Option Incentive Scheme. The Scheme has been established to operate within the limits of ASIC Class Order 03/184, the key aspects of which are the Board may grant options to eligible participants on such terms and conditions as the Board sees fit, as long as the aggregate number of options granted under the scheme in a 5 year term does not exceed 5% of the total number of shares on issue at the time of granting the options to employees.

SUBSEQUENT EVENTS

- On 6 February 2006 the Company allotted 23,304,172 shares pursuant to a placement to predominantly United Kingdom based institutional investors at $0.40 per share, raising $9,321,669. Pursuant to this placement the Company also issued 1,100,000 options to advisors to the issue, expiring 31 December 2008 and exercisable at $0.50.
- On 23 February 2006 the Company allotted 15,192,027 shares pursuant to a placement to Australian based institutional investors at $0.44 per share, raising $6,684,492.

Other than the matters discussed elsewhere in this half year financial report, there has not arisen in the interval between the end of the financial period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Company, the results of those operations or the state of affairs of the Company in future financial periods.

Adoption of Australian equivalents to IFRS.

This interim financial report has been prepared under Australian equivalents to IFRS. A reconciliation between previous GAPP and Australian equivalents to IFRS has been included in note 23 of this report.

AUDITORS' INDEPENDENCE DECLARATION

The Auditors' Independence Declaration on page 28 forms part of the Directors' Report for the half year ended 31 December 2005. This relates to the audit report, where they state that they have issued an Independent Declaration.

Dated at Perth this 16th day of March 2006.

Signed in accordance with a resolution of the Directors.

Mark Caruso
Chairman

CONDENSED INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Notes	Economic entity Half-year ended 31 December 2005 $	Half-year ended 31 December 2004 $
Revenue		1,036,783	95,517
Exploration and evaluation expenditure		(29,253)	-
MMPEU costs, including depreciation		(156,448)	(217,945)
General & administrative expenses		(855,776)	(536,672)
Share based remuneration		(973,822)	-
Finance costs		-	(23,561)
Indirect expenses relating to the acquisition of Nord Pacific Ltd		-	(685,683)
Reversal of prior period equity accounting adjustment		-	216,203
Realised foreign exchange losses		-	(251,593)
Loss before income tax expense	3	(978,517)	(1,403,734)
Income tax expense	4	-	-
Loss after income tax expense attributed to members of the parent entity		(978,517)	(1,403,734)
Overall operations			
Basic earnings (loss) per share (cents)	16	(0.8)	(3.1)
Diluted earnings per share has not been disclosed as the entity does not have on issue any potential ordinary shares which are dilutive.			

The above statement should be read in conjunction with the accompanying notes.

CONDENSED BALANCE SHEET
AS AT 31 DECEMBER 2005

	Notes	Economic entity 31 December 2005 $	30 June 2005 $
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	5	828,297	4,373,904
Trade and other receivables	6	1,790,222	150,622
Financial assets	7	167,580	93,100
Total Current Assets		2,786,099	4,617,626
NON-CURRENT ASSETS			
Property, plant and equipment	8	833,493	1,575,585
Exploration & development expenditure	9	19,812,195	15,616,266
Total Non-current Assets		20,645,688	17,191,851
Total Assets		23,431,787	21,809,477
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables	10	1,009,749	1,129,276
Other current liabilities	12	160,000	-
Short term provisions	11	95,146	84,531
Total Current Liabilities		1,264,895	1,213,807
Total Liabilities		1,264,895	1,213,807
Net Assets		22,166,892	20,595,670
EQUITY			
Issued capital	13	24,544,458	23,422,127
Reserves	14	1,486,059	58,652
Accumulated Losses	15	(3,863,625)	(2,885,109)
Total Equity		22,166,892	20,595,670

The above statement should be read in conjunction with the accompanying notes.

CONDENSED CASH FLOW STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Economic entity	
	Half-Year ended 31 December 2005 $	Half-Year ended 31 December 2004 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Revenue received	-	83,202
Interest Received	53,387	12,315
Payments to suppliers and employees	(914,022)	(603,118)
Exploration expenditure	(3,261,447)	(849,385)
Expenses relating to acquisition of Nord Pacific Ltd	-	(685,683)
Net cash used in operating activities	(4,122,082)	(2,042,669)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of plant and equipment	502,256	-
Payment for plant and equipment	(558,112)	(47,726)
Payment for equity investments	(50,000)	(47,500)
Cash acquired on purchase of controlled entity	-	43,051
Net cash outflow for term deposit	-	(271,444)
Net cash used in investing activities	(105,856)	(323,619)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of equity securities	522,331	1,680,000
Subscription for equity securities received pending allotment	160,000	-
Costs of raising equity capital	-	(77,040)
Refund of oversubscriptions in share issues	-	(15,000)
Proceeds from borrowings	-	300,000
Net cash generated from financing activities	682,331	1,887,960
Net increase/(decrease) in cash held	(3,545,607)	(478,328)
Cash at the beginning of the half-year	4,373,904	981,332
Cash at the end of the half-year	828,297	503,004

The above statement should be read in conjunction with the accompanying notes.

CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	Note	Economic entity Half-Year ended 31 December 2005 $	Half-Year ended 31 December 2004 $
Total equity at the beginning of the half year		20,595,670	3,848,476
Foreign exchange translation		(91,619)	81,470
Loss for the half year		(978,517)	(1,403,734)
Total recognised income and expense for the year		(1,070,136)	(1,322,264)
Transactions with equity holders in their capacity as equity holders			
Contributions of equity net of transactions costs	13	1,122,331	7,910,962
Movements in Option Reserve and Share-based Payment Reserve	14	1,519,027	-
Total equity at the end of the half year	**13**	22,166,892	10,437,174

The above statement should be read in conjunction with the accompanying notes.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2005

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. BASIS OF PREPARATION

This general purpose financial report for the interim half-year reporting period ended 31 December 2005 has been prepared in accordance with Australian Accounting Standard AASB 134: *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2005 and any public announcements made by Allied Gold Ltd and it's controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001. Additional voluntary disclosure has also been made and is in accordance with relevant Australian Accounting Standards.

This interim financial report is the first Allied Gold Limited interim financial report to be prepared in accordance with AIFRSs. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements. Financial statements of the Company until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Company's interim financial report for the half year ended 31 December 2005, management has amended certain accounting valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. Where applicable the comparative figures were restated to reflect these adjustments. Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the consolidated entity's equity and its net income are given in note 23.

The interim report does not include full disclosures of the type normally included in an annual financial report.

The half year financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

The accounting policies have been consistently applied by the entities in the economic entity and are consistent with those applied in the 30 June 2005 annual financial report.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Principles of consolidation

The consolidated financial statements of the consolidated entity include the financial statements of the Company, being the parent entity, and its controlled entities. Where an entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased. The balances and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

(b) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

(c) Income Tax

The change for current income tax expenses is based on the profit for the year adjusted for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where this is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions or deductibility imposed by the law.

(d) Mineral Exploration, Evaluation and Development Expenditure

Mineral exploration expenditures and acquisition costs in relation to areas of interest have been written off in the year in which they are incurred on projects except where exploration and evaluation activities in the area have not yet reached a stage that permits reasonable assessment of the existence or otherwise of economically recoverable reserves.

When rights to tenure are held and expenditures have been expected to be recouped through development and economic exploitation of the area of interest, the exploration costs are capitalised and amortised against the estimated economical mine life once mining commences.

(e) Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Plant and equipment

Plant and equipment are measured on the cost basis less depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation

The depreciation amount of all fixed assets including building and capitalised lease assets is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rate used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Plant and equipment	5-33%
Plant and equipment leased to external parties	10-20%
Leased plant and equipment	15%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

(f) Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rated prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange difference arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group Companies

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows;

Assets and liabilities translated at year-end exchange rates prevailing at that reporting date.

Income expenses are translated at average exchange rates for the period.

Retained profits are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

(g) Acquisitions of Assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition. Where shares are issued in an acquisition, the value of the shares is determined by reference to the fair value of the assets acquired, including goodwill where applicable.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value at the date of acquisition. The discount rate used is the rate at which a similar borrowing could be obtained under comparable terms and conditions.

Where the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated.

(h) Impairment of Assets

At each reporting date, the group reviews the carrying values of it tangible assets and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over it recoverable amount is expensed to the income statement.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

(i) Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled plus related on costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

(j) Financial Instruments

Recognition
Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measure as set out below.

Financial assets at fair value though profit and loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management and within the requirement of AASB139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the Income statement in the period in which they arise.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments
These investments have fixed maturities, and it is the group's intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial Liabilities
Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principle payments and amortisation.

Derivative Instruments
Derivative Instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

Fair value
Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value of all unlisted securities, including recent arm's length transactions, reference to similar instructions and option pricing models.

Impairment
At each reporting date, the group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

(k) Revenue Recognition

Revenue from the sale of goods and disposal of other assets is recognised when the Company has passed control of the goods or other assets to the buyer.

Revenue from the rental of plant is recognised on an accruals basis.
Interest income is recognised when it is credited by the relevant financial institution.

(l) Earnings per share

Basic earnings per share
Basic earnings per share ("EPS") is calculated as net profit or loss, rather than excluding extraordinary items.

Diluted earnings per share
Diluted EPS earnings is calculated by adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather that the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average price.

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.

(m) Leases

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

(n) Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

(o) Share-based payment transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

Details of plans currently in place to provide these benefits are as follows:

- the Employee Option Incentive Scheme (EOIS), which provides benefits to employees in the form of options to subscribe for shares subject to vesting periods, and
- specific incentive arrangements for Non-Executive Directors of Group companies whereby upon achievement of a particular milestone the director will become entitled to a given number of shares or options in the particular group company.

The cost of these equity-settled transactions with directors and employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial model.

In valuing equity-settled transactions, no account is taken of any performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No expense is recognised for awards that do not ultimately vest.
Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

NOTES TO THE FINANCIAL STATEMENTS (continued)

2. REVENUE

	Economic entity	
	Half-year ended 31 December 2005 $	Half-year ended 31 December 2004 $
Revenue		
Option fees received	-	80,000
Gain on sale of property, plant & equipment	773,220	-
Interest received or due and receivable from unrelated entities	53,387	12,315
Unrealised foreign exchange gain	210,149	2,535
Other revenue	27	667
Total Revenue	1,036,783	95,517

3. PROFIT / (LOSS) FROM ORDINARY ACTIVITIES

Profit / (Loss) from ordinary activities before income tax has been arrived at after charging the following:

Expenses		
Depreciation – plant and equipment	175,863	201,047
Finance costs	-	23,561
Impairment of listed securities	(24,480)	3,680
Movement in provision for employee entitlements	(1,855)	52,443
Management fees paid to related party	66,000	66,000

4. INCOME TAX

The prima facie tax on profit/(loss) from ordinary activities before income tax is reconciled to the income tax expense as follows.

Prima facie tax (expense)/benefit on profit/(loss) from ordinary activities @ 30%	140,576	421,120
Potential deferred tax assets not brought to account	(140,576)	(421,120)
Income tax attributable to parent entity	-	-
The applicable weighted average effective tax rates are as follows:	n/a	n/a
Estimated future income tax benefit arising from un-recouped deductions at balance date, for Australian tax resident entities.		
Revenue losses	1,366,231	743,029

NOTES TO THE FINANCIAL STATEMENTS (continued)

Economic entity

4. INCOME TAX (cont'd)

The estimate of income tax benefit arising from unconfirmed tax losses (trading and capital) and accumulated exploration expenditure has not been brought to account at balance date, as realisation of the benefit is not regarded as virtually certain.

The benefit of these losses will only be realised if:

- future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
- the conditions for deductibility imposed by tax legislation continue to be complied with; and
- no changes in tax legislation adversely affect the economic entity in realising the benefit.

In addition to the above Australian estimated future income tax benefits the consolidated entity has incurred significant expenditure in Papua New Guinea, some of which should give rise to taxable deductions. At this stage the Company is unable to reliably estimate the quantity of such future tax benefits.

There are no franking credits available.

The Company and its controlled entities have not formed a tax consolidation group as at 31 December 2005.

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Economic entity	
	31 Dec 2005 $	30 June 2005 $

5. CASH AND CASH EQUIVALENTS

Cash at bank	778,297	373,904
Bank bills and term deposits	50,000	4,000,000
	828,297	4,373,904

The effective interest rate on short term bank deposits was 4.5% (2005 : 4.4%)

6. TRADE AND OTHER RECEIVABLES

Amount due upon sale of MMPEU	1,600,000	-
Net GST refundable	-	26,464
Other sundry debtors and prepayments	190,222	124,158
	1,790,222	150,622

7. OTHER FINANCIAL ASSETS

Investments in companies listed on a recognised stock exchange – at fair value	170,892	120,892
Less impairment provision	(3,312)	(27,792)
Total investment in companies listed on a recognised stock exchange	167,580	93,100

8. PROPERTY, PLANT AND EQUIPMENT

Plant and equipment – at cost	877,560	2,334,828
Accumulated depreciation	(44,067)	(759,243)
Total property, plant and equipment	833,493	1,575,585

Reconciliation of the carrying amount of plant and equipment at the beginning and end of the current and previous financial year.

Plant and equipment		
Carrying amount at beginning of year	1,575,585	1,643,945
Acquisition of controlled entity		59,019
Additions	558,112	277,009
Disposal	(1,124,341)	-
Depreciation	(175,863)	(404,388)
Carrying amount at end of year	833,493	1,575,585

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Economic entity	
	31 Dec 2005 $	30 June 2005 $
9. EXPLORATION AND DEVELOPMENT EXPENDITURE		
Exploration expenditure – costs carried forward in respect of areas of interest in:		
Exploration and evaluation phases	893,795	15,616,266
Development phases	18,918,400	-
Total exploration and development expenditure	19,812,195	15,616,266

The ultimate recoupment of such costs is dependant on successful development and commercial exploitation, or alternatively sale of the exploration areas.

	31 Dec 2005 $	30 June 2005 $
10. TRADE AND OTHER PAYABLES		
Trade payables – unsecured	582,036	702,358
Other payables and accruals – unsecured	427,713	426,918
	1,009,749	1,129,276
11. OTHER CURRENT LIABILITIES		
Funds received for share placement, allotted after balance date	160,000	-
12. PROVISIONS		
Employee entitlements	95,146	84,531

13. ISSUED CAPITAL

	Half-year ended 31 December 2005 $	Year ended 30 June 2005 $
Opening balance	23,422,127	4,782,863
Shares issued during the period – details below	1,122,331	19,210,048
Costs of capital raising	-	(570,784)
Total issued capital at end of period	24,544,458	23,422,127

Fully paid ordinary shares entitle the holder to participate in dividends and to one vote.

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Half-year ended 31 December 2005 Number of shares	Year ended 30 June 2005 Number of shares	Economic entity Half-year ended 31 December 2005 $	Year ended 30 June 2005 $
(a) Ordinary shares fully paid – issues during the period				
Balance at beginning of financial year	120,579,818	28,500,001	23,422,127	4,782,863
Movements				
Placement – July 2004 at 20 cents	-	4,275,000	-	855,000
Acquisition of Nord Pacific Limited – October 2004 at 20 cents	-	23,570,178	-	4,714,036
Placement – November 2004 at 20 cents	-	8,400,000	-	1,680,000
Conversion of loan from Mineral Commodities Limited – November 2004 at 15.4 cents	-	4,805,446	-	738,971
Acquisition costs re Nord Pacific Limited – January 2005 at 22 cents	-	1,000,000	-	220,000
Placement January 2005 at 22 cents	-	2,272,727	-	500,000
Conversion of options – February 2005 at 20 cents	-	19,000	-	-
Placement – March 2005 at 22 cents	-	40,909,091	-	9,000,000
Share Purchase Plan – March 2005 at 22 cents	-	6,818,375	-	1,500,041
Conversion of options – April 2005 at 20 cents	-	10,000	-	2,000
Acquisition of residual 12.5% interest in Simberi Mining Oxide Gold Project	2,000,000	-	600,000	-
Conversion of options	20,000	-	4,000	-
Placement – December 2005 at 40 cents	1,295,828	-	518,331	-
Sub total – movements for the period	3,315,828	92,079,817	1,122,331	19,210,051
Costs of capital raising	-	-	-	(570,784)
Balance at end of financial year	123,895,646	120,579,818	24,544,458	23,422,127

(b) Options granted and exercised during the period, and on issue at balance date are as follows.

Details of grant / exercise	Date of grant	No. of Options	Exercise Price	Expiry Date
Opening balance		25,057,411	$0.20	30 June 2007
Options exercised in the period		(20,000)	$0.20	30 June 2007
		25,037,411	$0.20	30 June 2007
New options issued in the period :				
Acquisition of residual 12.5% interest in Simberi Mining Oxide Gold Project	25 Oct 2005	2,000,000	$0.25	31 Dec 2006
Acquisition of residual 12.5% interest in Simberi Mining Oxide Gold Project	25 Oct 2005	2,000,000	$0.50	31 Dec 2008
Options granted to directors	20 Dec 2005	4,000,000	$0.30	30 June 2007
Options granted to directors	20 Dec 2005	2,000,000	$0.40	30 June 2007

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Economic entity	
	31 Dec 2005 $	30 June 2005 $
14. RESERVES		
Option reserve		
Opening balance	-	-
Value of options granted as part consideration for the acquisition of 12.5% residual interest in Simberi Mining Joint Venture	495,205	-
Value of options granted to former employee in lieu of termination payment	50,000	-
Closing balance	545,205	-
Share-based payment reserve		
Opening balance	-	-
Value of options granted to Directors during the period calculated using Black & Scholes option pricing model	973,822	-
Closing balance	973,822	-
Foreign currency translation reserve		
Opening balance	58,652	-
Movement arising on translation of the financial statements of controlled entities whose accounts are denominated in foreign currency	(91,620)	58,652
Closing balance	(32,968)	58,652
Total Reserves	1,486,059	58,652
15. ACCUMULATED LOSSES		
Accumulated losses at beginning of the year	(2,855,109)	(934,385)
Net profit (loss) attributable to members	(978,517)	(1,950,724)
Accumulated losses at end of the year	(3,863,625)	(2,855,109)

16. EARNINGS (LOSS) PER SHARE	Half-year ended 31 December 2005 $	Half-year ended 31 December 2004 $
Basic earnings (loss) per share (cents per share)	(0.8)	(3.1)
Weighted average number of ordinary shares outstanding during the year used in calculation of basic earnings per share	121,508,604	45,236,432
Net profit/(loss) used in the calculation of basic earnings per share	(978,517)	(1,403,734)

There is no dilutive earnings per share as the economic entity incurred a loss for the year.

17. SEGMENT REPORTING

Geographical segments
The consolidated entity has the following two geographical segments
- Australia
- Papua New Guinea

(a) Geographical	Australia		Papua New Guinea		Consolidated	
	31 Dec 2005 $	30 June 2005 $	31 Dec 2005 $	30 June 2005 $	31 Dec 2005 $	30 June 2005 $
Revenue						
Total segment revenue	1,036,783	313,247	210,149	56,868	2,265,819	370,115
Total Revenue from ordinary activities	1,036,783	313,247	210,149	56,868	2,265,819	370,115
Result						
Segment result	(653,202)	(1,211,556)	(355,315)	(739,168)	(978,517)	(1,950,724)
Income Tax	-	-	-	-	-	-
Loss from ordinary activities after tax	(653,202)	(1,211,556)	(355,315)	(739,168)	(978,517)	(1,950,724)
Assets						
Segment assets	3,639,978	6,602,497	19,791,809	17,208,163	23,431,787	23,810,660
Segment liabilities	733,128	516,792	531,767	2,698,198	1,264,895	3,214,990
Net segment assets	2,906,850	6,085,705	19,260,042	14,509,965	22,166,892	20,595,670
Share of net loss of associate	-	216,204	-	-	-	216,204
Acquisition of property plant & equipment	114,314	39,215	443,798	237,794	558,112	277,009
Depreciation	137,720	404,389	38,143	-	175,863	404,389

Business segments: The consolidated entity operates in only one business segment, mineral exploration.

18. DIRECTORS AND RELATED PARTY TRANSACTIONS

There were no transactions with directors or director related entities during the financial period other than the payment of directors' remuneration and the granting of options to directors after approval by shareholders.

Mineral Commodities Limited is the Company's major shareholder owning 18,209,205 shares or 14.7% of the Company's issued capital at balance date, reducing to 11.2% at the date of this report as a result of the issue of shares to other parties. Mineral Commodities Limited has supported the Company throughout the financial period by entering into the following transactions, which has been conducted on an arms length basis. Mark Caruso and Greg Steemson are directors of Mineral Commodities Limited.

Pursuant to a services agreement Mineral Commodities Limited has agreed to provide the Company with services including, accounting, clerical, secretarial and fully serviced office accommodation for a fixed monthly fee of $11,000. This agreement has no fixed term. The total amount charged for the period was $66,000.

DIRECTORS' AND EXECUTIVES' REMUNERATION

(a) The directors of Allied Gold Limited during the half year were:

Mr Mark Victor Caruso : Chairman
Mr Jeffrey John Moore : Managing Director
Mr David Andrew Lymburn : Director and Company Secretary
Mr Gregory Hugh Steemson : Non executive director

Other than the above there were no *Specified Executives* or key management personnel.

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the Company is as follows.

The Board of Directors of Allied Gold Limited is responsible for determining and reviewing compensation arrangements for the directors, managing director and the executive team. The Board of Directors assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company.

(b) Remuneration of directors

	Primary				Equity	
Half year ended 31 Dec 2005	**Directors' fees**	**Salary incl. benefits**	**Consulting fees**	**Super-annuation**	**Options**	**Total**
Mark Caruso	-	-	46,200	5,085	308,970	360,255
Jeffrey Moore	-	95,721	-	8,100	308,970	412,791
David Lymburn	-	-	30,715	-	177,941	208,656
Greg Steemson	-	-	21,600	-	177,941	199,541
Total remuneration paid to directors in office	-	95,721	98,515	13,185	973,822	1,181,243

Half year ended 31 Dec 2004	**Directors' fees**	**Salary incl. benefits**	**Consulting fees**	**Super-annuation**	**Options**	**Total**
Mark Caruso	15,000	-	-	3,375	-	18,375
Jeffrey Moore	-	76,503	-	6,480	-	82,983
David Lymburn	-	-	21,000	-	-	21,000
Greg Steemson	-	-	11,200	-	-	11,200
Total remuneration paid to directors in office	15,000	76,503	32,200	9,855	-	133,558

(c) Options granted as remuneration

Following shareholder approval at the annual general meeting held in November 2005 options were granted to directors as follows;

Director	Number granted	Expiry date	Exercise price	Share based payment expense / value of options at grant date $
Mark Caruso	1,000,000	30 June 2007	$0.30	177,941
Mark Caruso	1,000,000	30 June 2007	$0.40	131,029
Jeffrey Moore	1,000,000	30 June 2007	$0.30	177,941
Jeffrey Moore	1,000,000	30 June 2007	$0.40	131,029
David Lymburn	1,000,000	30 June 2007	$0.30	177,941
Greg Steemson	1,000,000	30 June 2007	$0.30	177,941
				973,822

NOTES TO THE FINANCIAL STATEMENTS (continued)

The share-based payment expense fort he options granted to directors has been calculated using the Black & Scholes option valuation model by independent consultants. The calculations are based on a volatility factor of 55%, an underlying share price of 41.5 cents and a risk free interest rate of 5.26%.

(d) Option holdings of directors

Director	Balance at 30 June '05	Granted as remuneration	Options exercised	Balance at 31 Dec '05	Total vested 31 Dec '05	Total exercisable 31 Dec '05
Mark Caruso	1,000,000	2,000,000	-	3,000,000	3,000,000	3,000,000
David Lymburn	600,000	1,000,000	-	1,600,000	1,600,000	1,600,000
Jeffrey Moore	-	2,000,000	-	2,000,000	2,000,000	2,000,000
Greg Steemson	1,000,000	1,000,000	-	2,000,000	2,000,000	2,000,000
	2,600,000	6,000,000	-	8,600,000	8,600,000	8,600,000

(e) Shareholdings of directors

Director	Balance at 30 June '05	Received as remuneration	Options exercised	Net change other	Balance at 31 Dec '05
Mark Caruso	594,168	-	-	100,000	694,168
David Lymburn	326,495	-	-	43,505	370,000
Jeff Moore	90,000	-	-	-	90,000
Greg Steemson	209,934	-	-	-	209,934
	1,220,597	-	-	143,505	1,364,102

NOTES TO THE FINANCIAL STATEMENTS (continued)

19. RECONCILIATION OF OPERATING PROFIT/(LOSS) FROM ORDINARY ACTIVITIES TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	Half-Year ended 31 December 2005	Half-Year ended 31 December 2004
Operating profit/(loss) before income tax	(978,517)	(1,403,734)
Depreciation	175,863	201,047
Share based remuneration not paid in cash	973,822	-
Provision for diminution of investments in listed companies	(24,480)	3,680
Provision – employee entitlements	10,615	52,443
(Profit) loss on disposal of plant and equipment	(773,220)	23,561
Unrealised foreign exchange gain	(210,149)	-
Exploration capitalised	(3,232,194)	(849,388)
Equity accounting adjustment	-	(216,203)
Other		
Changes in assets and liabilities during the year:		
(Increase) decrease in receivables	(139,600)	(62,388)
Increase (decrease) in payables	75,778	208,313
Net cash generated by (used in) operating activities	(4,122,082)	(2,042,669)

Credit or standby arrangements

At the date of this report there are no credit or standby arrangements available to the Company. However, at the date of this report the Company is in the process of negotiating a project finance facility for the Simberi Oxide Gold Project.

Non cash financing and investing activities

There were no non-cash financing and investing activities during the half year, other than the acquisition of the residual 12.5% interest in the Simberi Oxide Gold Project which was mainly funded by the issue fo shares and options as detailed in note 13, Contributed Equity.

20. DIVIDENDS PAID

No dividends were paid or proposed during the 6 months ended 31 December 2005.

21. SUBSEQUENT EVENTS

- On 6 February 2006 the Company allotted 23,304,172 shares pursuant to a placement to predominantly United Kingdom based institutional investors at $0.40 per share, raising $9,321,669. Pursuant to this placement the Company also issued 1,100,000 options to advisors to the issue, expiring 31 December 2008 and exercisable at $0.50.

- On 23 February 2006 the Company allotted 15,192,027 shares pursuant to a placement to Australian based institutional investors at $0.44 per share, raising $6,684,492.

Other than the matters discussed elsewhere in this half year financial report, there has not arisen in the interval between the end of the financial period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Company, the results of those operations or the state of affairs of the Company in future financial periods.

22. CONTINGENT LIABILITIES

On the Red Dam project there is a 2.5% gross royalty on gold production and 2.5% of net smelter returns on other products. The Directors are not aware of any other contingent liabilities.

23. FIRST TME ADOPTION OF AUSTRALIAN EQUIVALENTS TO IFRS

a. Reconciliation of equity at 1 July 2004.

	Previous AGAAP $ 1 July 2004	Economic entity Adjustments on introduction of AIFRS $	AIFRS $ 1 July 2004
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	981,332	-	981,332
Trade and other receivables	43,187	-	43,187
Financial assets	22,080	-	22,080
Total Current Assets	1,046,599	-	1,046,599
NON-CURRENT ASSETS			
Property, plant and equipment	1,643,945	-	1,643,945
Exploration & development expenditure	804,981	-	804,981
Receivables	658,659	-	658,659
Investment in associated entity	1,363,296	-	1,363,296
Total Non-Current Assets	4,470,881	-	4,470,881
Total Assets	**5,517,480**	**-**	**5,517,480**
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables	379,315	-	379,315
Other current liabilities	870,000		870,000
Short term provisions	4,279	-	4,279
Total Current Liabilities	1,253,594	-	1,253,594
Non - Current Liabilities			
Other non-current liabilities	415,410	-	415,410
Total Non Current Liabilities	415,410	-	415,410
Total Liabilities	1,669,004	-	1,669,004
NET ASSETS	3,848,476	-	3,848,476
EQUITY			
Issued capital	4,782,861	-	4,782,861
Accumulated losses	(934,385)	-	(934,385)
TOTAL EQUITY	3,848,476	-	3,848,476

23. FIRST TME ADOPTION OF AUSTRALIAN EQUIVALENTS TO IFRS

b. Reconciliation of equity at 31 December 2004.

	Previous AGAAP $ 31 Dec 2004	Economic entity Adjustments on introduction of AIFRS $	AIFRS $ 31 Dec 2004
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	503,004	-	503,004
Trade and other receivables	84,264	-	84,264
Financial Assets	337,344	-	337,344
Other	21,311	-	21,311
Total Current Assets	945,923	-	945,923
NON-CURRENT ASSETS			
Property, Plant and Equipment	1,490,624	-	1,490,624
Exploration & Development Expenditure	8,644,980	-	8,644,980
Total Non-current Assets	10,135,604	-	10,135,604
Total Assets	11,081,527	-	11,081,527
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables	587,628	-	587,628
Short term provisions	56,725	-	56,725
Total Current Liabilities	644,353	-	644,353
Total Liabilities	644,353	-	644,353
Net Assets	10,437,174	-	10,437,174
EQUITY			
Issued capital	12,693,826	-	12,693,826
Foreign currency translation reserve	81,470	-	81,470
Accumulated losses	(2,338,122)	-	(2,338,122)
Total Equity	10,437,174	-	10,437,174

23. FIRST TME ADOPTION OF AUSTRALIAN EQUIVALENTS TO IFRS

c. Reconciliation of equity at 30 June 2005.

	Previous AGAAP $ 30 June 2005	Economic entity Adjustments on introduction of AIFRS $	AIFRS $ 30 June 2005
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	4,373,904	-	4,373,904
Trade and other Receivables	150,622	-	150,622
Financial assets	93,100	-	93,100
Total Current Assets	4,617,626	-	4,617,626
NON-CURRENT ASSETS			
Property, plant and equipment	1,575,585	-	1,575,585
Exploration & development expenditure	15,616,266	-	15,616,266
Total Non-Current Assets	17,191,851	-	17,191,851
Total Assets	21,809,477	-	21,809,477
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables	1,129,276	-	1,129,276
Short term provisions	84,531	-	84,531
Total Current Liabilities	1,213,807	-	1,213,807
Total Liabilities	1,213,807	-	1,213,807
NET ASSETS	20,595,670	-	20,595,670
EQUITY			
Issued capital	23,422,127	-	23,422,127
Foreign currency translation reserve	58,652	-	58,652
Accumulated losses	(2,885,109)	-	(2,885,109)
TOTAL EQUITY	20,595,670	-	20,595,670

23. INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Notes to the reconciliations at 23(a), 23(b) and 23(c)

23.(d) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRSs (AIFRSs)

There are no material adjustments to the income statement for the half year ended 31 December 2004 or year ended 30 June 2005 due to the adoption of AIFRSs.

Changes in accounting policy

Allied Gold Limited has investments in listed companies. Under AASB 139; Financial Instruments : Recognition and measurement, held for trading assets are required to be revalued at each reporting date with increments or decrements taken to the income statement.

AASB 139 has prospective application for years commencing on or after 1 January 2005. Previous Australian Accounting Standards have been applied to comparative financial information. As the cost of acquisition these investments equated to its fair value at 1 July 2005 and 31 December 2005 the introduction of AASB 139 has had no effect on accumulated losses and earnings for the half year ended 31 December 2005.

ALLIED GOLD LTD

ABN 86 104 855 067

AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

The Directors of Allied Gold Limited declare that:

1. The financial statements and notes, as set out on pages 4 to 27
   a. comply with Accounting Standard AASB: 134 Interim Financial Reporting and the Corporations Regulations 2001; and
   b. give a true and fair view of the financial position as at 31 December 2005 and of the performance for the half-year ended on that date.

2. In the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Perth this 16th day of March 2006

Signed in accordance with a resolution of the Directors.

Mark Caruso
Director

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

16 March 2006

The Directors
Allied Gold Limited
PO Box 235
WELSHPOOL WA 6986

Dear Sirs

DECLARATION OF INDEPENDENCE BY BDO TO THE DIRECTORS OF ALLIED GOLD LIMITED

To the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act in relation to the review; and
- any applicable code of professional conduct in relation to the review.

Yours faithfully
BDO
Chartered Accountants

BG McVeigh
Partner

BDO
Chartered Accountants & Advisers
Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF ALLIED GOLD LIMITED

Scope

We have reviewed the financial report of Allied Gold Limited for the half-year ended 31 December 2005 as set out on pages 4 to 28. The financial report includes the financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 134: Interim Financial Reporting, other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of is operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities & Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

The independence declaration given to the directors in accordance with section 307C would be in the same terms if it had been given at the date of this report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Allied Gold Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

BDO
Chartered Accountants

B. McV

BG McVeigh
Partner

Perth, Western Australia
Dated this 16th day of March 2006

ALLIED GOLD LIMITED

22 March 2006

Australian Stock Exchange
Company Announcements Office

Resignation of director

Allied Gold Limited hereby advises that Mr David Lymburn has resigned as a director with effect from today.

Mr Lymburn continues as the Company Secretary.

Mark Caruso
Chairman

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALLIED GOLD LIMITED	
ABN 86 104 855 067	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	DAVID ANDREW LYMBURN
Date of last notice	20 DECEMBER 2005
Date that director ceased to be director	22 MARCH 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
154,115 ordinary shares 600,000 options exercisable at $0.20 on or before 30 June 2007 1,000,000 options exercisable at $0.30 on or before 30 June 2007

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
F. McDonald (spouse) Lymburn Superannuation Fund	102,360 ordinary shares 113,525 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALLIED GOLD LIMITED

ABN

86 104 855 067

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,300,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – fully paid.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	300,000 shares at 20 cents 1,000,000 shares at 25 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 March 2006

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	164,111,844 24,717,411	Ordinary (ALD) Options (ALDO)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,000,000	Options expiring 31 Dec 2006 exercisable at $0.25
		3,100,000	Options expiring 31 Dec 2008 exercisable at $0.50
		4,000,000	Options expiring 30 June 2007 exercisable at $0.30
		2,000,000	Options expiring 30 June 2007 exercisable at $0.40

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The company does not expect to pay dividends in the next 12 months.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 22 March 2006

Print name: DAVID LYMBURN..

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALLIED GOLD LIMITED	
ABN 86 104 855 067	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GREGORY HUGH STEEMSON
Date of last notice	14 MARCH 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 March 2006
No. of securities held prior to change	300,000 ordinary shares 700,000 options expiring30 June 2007, exercisable at $0.20 1,000,000 options expiring 30 June 2007, exercisable at $0.30
Class in which change occurred	options expiring30 June 2007, exercisable at $0.20
Number acquired	-
Number disposed	400,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$100,000

+ See chapter 19 for defined terms.

No. of securities held after change	300,000 ordinary shares 300,000 options expiring30 June 2007, exercisable at $0.20 1,000,000 options expiring 30 June 2007, exercisable at $0.30
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market disposal

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALLIED GOLD LIMITED	
ABN 86 104 855 067	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEFFREY JOHN MOORE
Date of last notice	20 DECEMBER 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 MARCH 2006
No. of securities held prior to change	90,000 ordinary shares 1,000,000 30 June 2007 options exercisable at $0.30 1,000,000 30 June 2007 options exercisable at $0.40
Class – in which change occurred	Ordinary shares
Number acquired	-
Number disposed	90,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$41,400

+ See chapter 19 for defined terms.

No. of securities held after change	Nil ordinary shares 1,000,000 30 June 2007 options exercisable at $0.30 1,000,000 30 June 2007 options exercisable at $0.40
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market sale.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ALLIED GOLD LIMITED
ACN 104 855 067

30 March 2006

Company Announcements Office
Australian Stock Exchange Ltd
ASX Release

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services"

Dear Sir/Madam

FURTHER ROBUST GOLD INTERCEPTS AT SOROWAR AND PIGIPUT

DRILLING/SAMPLING UPDATE – SIMBERI GOLD PROJECT

Drilling Highlights

Significant gold intercepts have been returned from drilling at the Pigiput area and to the west and east of the Sorowar oxide gold deposit on Simberi Island, including;

Sorowar Area

- **80m at 2.72g/t gold** from 26m in RC1193.
- **44m at 1.17g/t gold** from 12m in RC1189.
- **18m at 1.25g/t gold** from 31m in RC1192.

Pigiput Area

- **31m at 1.20g/t gold** from 19m, **20m at 1.65g/t gold** from 65m, **6m at 10.5g/t gold** from 101m and **11m at 2.03g/t gold** from 155m (ending in mineralisation above the geophysical target) in RC 1195/1195DD.

Drilling programmes are ongoing with recent activity focussing on testing geophysical targets in the Samat area prior to mobilising the equipment for oxide drilling at Sorowar and Bekou.

Surface Sampling Highlights

Sorowar East Area

15m bench sampling averaged **2.8g/t gold** with a maximum value of **4.1g/t gold**.
60m trench sampling averaged **1.5g/t gold** including **25m at 2.6g/t gold**.

Surface Sampling - Monun Creek Gorge

Continuous rock chip sampling averaged **3.1g/t gold over 55m**, including **6.2g/t gold over 25m** with a maximum value of **18.2g/t gold.**

Oxide Exploration - Sorowar Area

Oxide drilling continued at Sorowar Camp and two additional holes were drilled at strategic locations to further test oxide mineralisation at Sorowar East.

At Sorowar East the two additional holes (RC1193 and RC1194 – Refer Figure 1) intersected mineralisation where it was predicted based on a steeply dipping elongate north-south trending mineralisation model. The validity of this model is reinforced by the results from a series of channel samples, including a short 15m hand-dug bench around part of a very steep ridge at Sorowar East and a 60m hand-dug trench along the top of the ridge.

The three bench samples along the south side of the sharp ridge under which RC1193 was drilled assayed **2.8g/t Au**, with a maximum value of **4.1g/t Au**. The contiguous 5-metre trench samples along the crest of the ridge assayed **1.5g/t Au**, including **25 metres of 2.6g/t Au**. The sides of the ridge were not accessible at other locations.

At Sorowar Camp, there are insufficient intersections from which to interpret a model at this stage. Additional drilling is planned up-dip of the intersections discovered to date, and towards the proposed open-pit.

It is proposed to commence the Bekou oxide drilling program by the end of March, and in early April the drilling rig will be relocated to Sorowar to commence drilling infill and extension oxide holes at both Sorowar Camp and Sorowar East, followed by sterilisation holes at Sorowar South and along the proposed rope conveyor ore delivery route.

Results are tabulated below *(for location of drillholes refer to the map attached)*:

SOROWAR CAMP REGION – OXIDE TARGETS								
Drillhole	**Northing (mN) Simb grid**	**Easting (mN) Simb grid**	**Dip/Azimuth (°) Simb grid**	**From (m)**	**To (m)**	**Interval (m)**	**Grade (g/t Au)**	**Mineralisation Type**
RC1189	10,098	9,027	-60°/207°	0	140	140	0.57[1]	Ox, Tr, Su
				12	56	**44**	**1.17**[1]	Ox
RC1190	10,028	8,969	-60°/337°	0	80	80	0.32[1]	Ox, Tr, Su
				36	38	2	1.31[1]	Ox, Su
				41	50	9	0.98[1]	Ox
				54	56	2	1.01[1]	Ox
				62	64	2	1.24[1]	Ox
RC1192	10,078	8,959	-60°/112°	0	80	80	0.37[1]	Ox, Tr, Su
				31	49	**18**	**1.25**[1]	Ox
SOROWAR EAST REGION – OXIDE TARGETS								
RC1193	10,227	9,576	-45°/075°	0	120	**120**	**1.98**[1]	Ox, Tr, Su
				2	6	4	1.50[1]	Ox
				17	22	5	1.23[1]	Ox
				26	106	**80**	**2.72**[1]	Ox
			incl.	45	83	**38**	**4.42**	Ox
			with	64	66	**2**	**12.7**	Ox
			with	73	74	**1**	**11.4**	Ox
				111	112	**1**	**2.65**[1]	Su
RC1194	10,202	9,604	-60°/105°	0	120	120	0.41[1]	Ox, Tr, Su
				70	72	2	1.82[1]	Su
				85	96	**11**	**1.24**[1]	Su
				100	107	7	1.11[1]	Su
				113	119	6	1.51[1]	Su

Note:

Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)

Sorowar mineralisation types are:

Ox = oxide material – extremely weathered (average cyanide leach recovery 92%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 72%)
Su = sulphide material – slightly weathered to fresh (average cyanide leach recovery 66%)

Intercept interval cutoffs: [1] = 0.5g/t Au; otherwise 1.0g/t Aucutoff - "including" cutoff 1.0g/t Au, "with" cutoff 10.0g/t Au.

At Sorowar, the largest pit scheduled for mining, currently defined **reserves and resources within the designed pit** total;

13.5 million tonnes at 1.22 g/t gold for 530,000 ounces.

(Source: Gemcom – October 2005 – 2005 Mineral Resource Estimate, 2005 pit optimisation, 2005 pit design, US$440/oz Au)

Proposed Oxide Exploration - Bekou Area

Bekou is an area that is of particular interest because of the high grade tenor of the mineralisation. The location of Bekou is adjacent to Samat (Refer Figure 2) and therefore the same haul road can be used to transport ore to the treatment facility. Any additional high grade oxide Resources identified at Bekou will improve mine economics in the early years.

The proposed drilling at Bekou will follow up exploration initiated in 1997, when twenty RC holes (total 1,259 metres) and three diamond holes (total 508 metres) drilled on a nominal 50 metre spacing identified high grade oxide and sulphide gold mineralisation, close to the Samat South pit design.

The best oxide intercepts at 0.5g/t Au cutoff are:

- **17m at 7.02g/t gold** from 2m in RC762
- **6m at 1.76g/t gold** from 0m in RC765
- **17m at 1.66g/t gold** from 2m in RC774

The best sulphide intercepts at 1.0g/tAu cutoff are:

- **5m at 3.8g/t gold** from 23m in RC764
- **6m at 16.9g/t gold** from 22m, and **22m at 5.9g/t gold** from 67m in RC765
- **4m at 4.0g/t gold** from 22m in RC766
- **2m at 10.1g/t gold** from 53m in RC770

The Inferred Oxide Mineral Resource estimated for Bekou in 1998 is 60,000 tonnes at 4.00g/t Au, at a 0.5g/t Au cutoff, using a top cut of 16g/t Au. Estimation was on cross-sections 50 metres apart near the centre of the prospect.

Geophysical Sulphide Target Drilling - Pigiput and Pigicow Areas

RC1195 was drilled on Pigiput ridge from east to west with the objective of providing a hole for downhole geophysical (IP) logging, however, the drillhole failed to pass through the target due to broken ground. Notwithstanding, the drillhole may have intersected the top of the target zone at 166m depth (EOH), with the last **11m averaging 2.03g/t Au**.

Although this hole could not be used for its intended purpose, downhole IP, the assays are very encouraging. Most of the hole is mineralised. The upper part of the hole is within the proposed Pigiput oxide pit, the bottom is within the "Pigiput sulphides", and the intermediate values suggest some continuity between them. In

many other Pigiput holes there is a barren zone between the near-surface oxide mineralisation and the deeper sulphides.

RC1196 was drilled into IP anomally T3 at Pigicow and intersected abundant sulphides at target depth.

Results are tabulated below:

PIGIPUT REGION – OXIDE/SULPHIDE TARGETS								
Drillhole	**Northing (mN) Simb grid**	**Easting (mN) Simb grid**	**Dip/Azimuth (°) Simb grid**	**From (m)**	**To (m)**	**Interval (m)**	**Grade (g/t Au)**	**Mineralisation Type**
RC1195	8,889	9,345	-57°/270°	0	166	**166**	**1.21**[1]	Ox, Tr, Su
RC1195DD				0	12	**12**	**1.09**[1]	Ox
				19	50	**31**	**1.20**[1]	Ox
				65	85	**20**	**1.65**[1]	Ox, Tr
			incl.	76	79	**3**	**5.28**	Ox
			with	77	78	**1**	**11.2**	Ox
				101	107	**6**	**10.5**	Su
			with	103	105	**2**	**27.3**	Su
				155	166	**11**	**2.03**	Su **(EOH)**
PIGCOW REGION – IP TARGET								
RC1196	8,169	9,100	-85°/000°	234	238	**4**	**4.58**	Su
RC1196DD			*with*	235	236	**1**	**14.6**	Su
				250	251	1	1.32	Su
				255	256	1	1.04	Su

Note:

Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)

Simberi mineralisation types are:

Ox = oxide material – extremely weathered (average cyanide leach recovery >90%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 50-90%)
Su = sulphide material – slightly weathered to fresh (average cyanide leach recovery <50%)

Intercept interval cutoffs: [1] = 0.5g/t Au; otherwise 1.0g/t Aucutoff - "including" cutoff 1.0g/t Au, "with" cutoff 10.0g/t Au.

Monun Creek Area

Assay results have been received for 5m rock chip samples collected in the Monun Creek gorge, from an area that previously returned **1.7g/t Au over 45m**. The new samples averaged **3.1g/t Au over 55m**, including **6.2g/t Au over 25m** with a maximum value of **18.2g/t Au**.

This unoxidised (sulphide) outcrop is the only one known on Eastern Simberi with such elevated gold values. It is also within one of the strongest (airborne) potassium alteration anomalies on the island. A thorough investigation of this area has the potential to shed light on mineralisation structure and controls, particularly with respect to the deep sulphide mineralisation that has been successfully drilled at Pigiput.

Initially, the 25m @ 6.2g/t Au channel sample will be resampled at 1m intervals and the results matched to lithologies, structures and mineralisation.

Simberi Island Resources Summary

Currently identified gold resources on Simberi Island comprise;

46.8 million tonnes at 1.51 g/t gold for 2.27 million ounces.

OXIDE and TRANSITIONAL Gold Resources

	Million Tonnes	Gold Grade (g/t)	Ounces
Measured	12.14	1.32	515,000
Indicated	9.92	1.13	359,000
Inferred	19.70	1.09	690,000
TOTAL Resources	**41.75**	**1.16**	**1,564,000**

Base cutoff at 0.5g/t Au

Simberi mineralisation types are:
Oxide material (free milling-type) – extremely weathered (cyanide leach recovery >90%, Sorowar average 92%)
Transitional material – distinctly weathered (cyanide leach recovery 50-90%, Sorowar average 72%)

(Source: Simberi Oxide Gold Project – Optimised Feasibility Study – Lycopodium Engineering Pty Ltd – October 2005)

SULPHIDE Gold Resources

	Million Tonnes	Gold Grade (g/t)	Ounces
Inferred	5.0	4.38	704,000
TOTAL Resources	**5.0**	**4.38**	**704,000**

Variable base cutoffs from 0.5g/t Au to 4.0g/t Au, variable top cuts or no top cut

Simberi mineralisation types are:
Sulphide material (refractory-type) – slightly weathered to fresh (cyanide leach recovery generally <50%, Sorowar average 66%)

(Source: Nord Pacific Ltd Internal Report – July 1999)

Yours faithfully
ALLIED GOLD LIMITED

W Loxton
Managing Director


Allied Gold Limited
Sorowar and Sorowar East
Phase 5 drilling
Previous drillholes Black
Previously reported phase 4 drillholes Green
New drillholes Red
Oct 2005 proposed pit outline Blue

FIGURE 1: Sorowar Drill Hole Location Plan


Sorowar
M+I 17.8 mt @ 1.21g/t
(695,000oz)
INF 15.2 mt @ 1.1g/t
Sorowar East
Sorowar Camp
Pigibo
INF 2.1 mt @ 1.1g/t
Pigiput
M+I 1.48 mt @ 1.0g/t
(48,000oz)
INF 1.49 mt @ 0.9g/t
Botlu
M+I 1.67 mt @ 1.2 g/t
(62,000oz)
INF 0.31 mt @ 1.2g/t
Plant Site
Pigicow
INF 0.27 mt @ 1.7g/t
Samat (north, south and east)
M+I 1.11 mt @ 2.0g/t
(71,000oz)
INF 0.26 mt @ 1.3g/t
Bekou Creek
INF 0.06 mt @ 4.0g/t

FIGURE 2: Resource Location Map

The information in this Stock Exchange Announcement that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. M Binns, M.Sc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Binns has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

For enquiries in connection with this release please contact:

Wayne Loxton
Managing Director
Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

NEWS

• RELEASE •

Thursday 30 March 2006

NEW DRILL RESULTS EXTEND GOLD MINERALISATION

FOR ALLIED'S PNG PROJECT

New drilling results have provided further encouragement for the discovery of significant additional oxide gold resources outside of the main Sorowar gold oxide deposit to be mined next year at Simberi Island off Papua New Guinea, by listed Australian explorer, Allied Gold Limited ("ALD").

Drilling was carried out to the east and west of the main Sorowar pit which will commence as an open-cut mining operation in the first half of next year.

Included in the latest results are promising intersections at the Pigiput deposit, just 1.5 kilometres to the south of Sorowar, 60 kilometres north of Lihir Island. Significant gold intercepts include:

Sorowar Area

- **80m at 2.72g/t gold** from 26m in RC1193.
- **44m at 1.17g/t gold** from 12m in RC1189.
- **18m at 1.25g/t gold** from 31m in RC1192.

Pigiput Area

- **31m at 1.20g/t gold** from 19m, **20m at 1.65g/t gold** from 65m, **6m at 10.5g/t gold** from 101m and **11m at 2.03g/t gold** from 155m (ending in mineralisation above the geophysical target) in RC 1195/1195DD.

"These positive results follow closely the favourable optimisation study outcomes for Simberi and add to the robustness of the project ahead of our proposed 2007 mining start," Allied Gold's Managing Director, Mr Wayne Loxton, said today.

"With drilling and sampling continuing at the higher grade areas of Sorowar and Pigiput, and about to commence further south from Pigiput at the lightly drilled Bekou Creek, we are confident of further extending the mineralisation while increasing the grade of ore available for treatment in the early years of operation," Mr Loxton said.

"Bekou is an area that we are particular interested in.

"The prospect which was drilled drilled during the 1990's has an Inferred Resource of 60,000 tonnes at 4 g/t. The mineralisation is open in all directions and only 20 reverse circulation and 3 diamond holes have been drilled.

"The location of Bekou Creek is adjacent to Samat and therefore the same haul road can be used to transport ore to the proposed treatment facility on the coast."

The optimisation study supported lifting the project's planned production rate to two million tonnes per annum (mtpa) instead of the current 1.65 million tonnes.

It also favoured using a 4 mtpa aerial conveyor rather than a slurry pipe system to convey the ore from the mine's ridge-top location to the coastal plant site.

Assigning those rates, a gold price of US$550 per ounce and an exchange rate of A$1 = US$0.77, the Simberi mine's economic profile is:

- Life of mine - **7.8 years**
- Average mining rate - **2.0 mtpa at 1.35 g/t gold (85,000 oz)**
- Annual gold production - **75,000 oz**
- Estimated operating cash cost - **US$256 per oz**
- Estimated capital cost - **US$43.7 million**

Further resource drilling is scheduled from April at Sorowar, and other oxide gold deposits on Simberi and the nearby Tatau Islands.

Allied Gold's total resources at Simberi Island currently comprise **46.8 million tonnes at 1.51 g/t gold for 2.27 million ounces** including at Sorowar, the largest pit scheduled for mining, current defined **reserves and resources within the designed pit** of **13.5 million tonnes at 1.22 g/t gold for 530,000 ounces.**

MEDIA CONTACTS:

Wayne Loxton
Allied Gold Limited
(08) 9353 3638
0419 833 090

Kevin Skinner
Field Public Relations
08 8234 9555
0414 822 631

ALLIED GOLD LIMITED

30 March 2006

Australian Stock Exchange
Company Announcements Office

Results of EGM

The results of voting on resolutions at the Extraordinary General Meeting held today are as follows;

Resolution	Result	Proxy votes in favour of the resolution	Proxy votes against the resolution	Abstentions
1. Ratification of prior issue of securities	Carried on a show of hands	34,444,001	131,500	5,363,636
2. Issue of securities pursuant to placement	Carried on a show of hands	39,937,637	1,500	nil

David Lymburn
Company Secretary

ALLIED GOLD LIMITED

31 March, 2006

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam

20 Day Notice of the Intention to Seek Admission to the Alternative Investment Market of the London Stock Exchange

The Directors of Allied Gold Limited ("Allied" or "the Company") advise that formal application has now been made for the admission of the Company's securities ("Admission") to the Alternative Investment Market ("AIM") of the London Stock Exchange.

This notice follows Allied's announcement to the ASX on 22 December, 2006 that Allied was seeking a secondary listing of its securities on AIM in order to attract additional offshore investors and provide added liquidity to its UK, European, United States and Hong Kong based shareholders.

The Company's fully paid ordinary shares (ASX Code: ALD) and listed options (ASX Code: ALDO) will continue to be listed on the Australian Stock Exchange ("ASX") and, following Admission, all of the Company's issued ordinary shares will be listed on AIM. It is anticipated that the Admission will take place on 2 May, 2006.

Further information can be found in the attached Pre Admission Announcement and Appendix that have been submitted in connection with the Company's proposed Admission to AIM.

For further information, please visit our website www.alliedgold.com.au or contact Wayne Loxton, Managing Director, on +61 8 9353 3638

Yours faithfully

Wayne Loxton
Managing Director

NEWS

• RELEASE •

Draft media release for approval
Friday 31 March, 2006

CASHED UP ALLIED TO LIST ON LONDON'S AIM MARKET

EARLY MAY AHEAD OF PNG GOLD PROJECT START-UP

Allied Gold Limited ("ALD") will in May become one of the first companies with a new, previously undeveloped mining project in Papua New Guinea, to list on London's Alternative Investment Market.

Perth-based Allied announced today it has formally applied for admission to the AIM market and expects to list on May 2, giving the emerging gold producer dual listing with its existing presence on the Australian Stock Exchange.

The announcement coincides with the Company's success this week in securing shareholder approval for the final proportion of the A$41.7 million second and final tranche of capital raising to fund Allied through to it's first gold pour next year from its Simberi Island Oxide Gold project.

"We have now secured a total of more than A$50 million in new capital and the Company is also well advanced with securing an additional debt facility for up to US$25m from RMB Resources Limited, ensuring that Allied will be fully funded to take us right through to full commissioning of the oxide gold mine," Allied Gold's Managing Director, Mr Wayne Loxton, said today.

"Importantly, the capital raisings have enabled Allied to transform its shares register with almost half of its shares now being held by institutional investors, predominantly from the UK, USA, Hong Kong and Europe." Mr Loxton said.

"The calibre of investor – and the AIM listing – will expose the Company to further offshore investment and institutional interest in Australia. The appreciation of the value of Allied's Simberi Gold Project, located 60 km north-west of Lihir, is now being recognised in the Company's market capitalisation of more than A$100 million," he said.

"Allied is on track for mine commencement and start-up in the first half of 2007 in a high gold price environment and importantly, resource definition drilling is continuing to expand known mineralisation."

"London shows significant institutional and private client investor support for mining companies with emerging production capability and strong growth potential," he said.

"A presence on AIM provides Allied with exposure to the largest pool of global capital in the world and access to an equities market with a wealth of international investment expertise."

Mr Loxton said Allied Gold has already commenced pre-development earthworks and establishment of infrastructure for the mining of the Simberi Oxide Deposits and drilling is ongoing to further define and expand the sulphide resources on Simberi Island.

Further exploration will also be undertaken on highly prospective geochemical and geophysical targets on Simberi, Tatau and Big Tabar Islands.

Two tier raising approved

In February of this year, Allied placed 25 million ordinary shares at an issue price of A$0.40 cents per share to predominantly UK based investors, institutions and fund managers to raise A$10 million.

In the second part of the capital raising, Allied will place a further 94.7 million shares at A$0.44 each. All necessary shareholder approvals for the placement were obtained this week, taking the total number of Allied shares to 242 million on issue.

Also this week, Allied announced that new results from drilling to the east and west of the main Sorowar pit and to the south at the Pigiput deposit, had returned strong intersections, including **80m at 2.72g/t gold** from 26m in RC1193 , **44m at 1.17g/t gold** from 12m in RC1189 and **6m at 10.5g/t gold** from 101m in RC1195.

Allied's currently identified oxide gold mining project Ore Reserves and Mineral Resources within designed pits total **17.1 million tonnes at 1.30g/t gold for 712,000 ounces.**

Total Mineral Resources on Simberi Island currently comprise **46.8 million tonnes at 1.51g/t gold for 2.27 million ounces.**

MEDIA CONTACTS:

Wayne Loxton
Managing Director
Allied Gold Limited
(08) 9353 3638
0419 833 090

Kevin Skinner
Field Public Relations
08 8234 9555
0414 822 631

AIM SCHEDULE 1 – PRE-ADMISSION ANNOUNCEMENT

Please forward this form to aimregulation@londonstockexchange.com
In the case of queries please contact AIM on +44 (0) 20 7797 4154

ANNOUNCEMENT TO BE MADE BY THE AIM APPLICANT PRIOR TO ADMISSION IN ACCORDANCE WITH AIM RULE 2
ALL APPLICANTS MUST COMPLETE THE FOLLOWING:
COMPANY NAME:
Allied Gold Limited
COMPANY ADDRESS:
Unit 15, Level 1, 51-53 Kewdale Road Welshpool Western Australia
COMPANY POSTCODE:
6106
COUNTRY OF INCORPORATION:
Australia (with Australian Company Number 104 855 067)
COMPANY BUSINESS OR, IN THE CASE OF AN INVESTING COMPANY, DETAILS OF ITS INVESTMENT STRATEGY TO BE DISCLOSED IN ACCORDANCE WITH SCHEDULE 2, PARAGRAPH (J) OF THE AIM RULES:
Exploration and mine development of the Tabar Islands Gold Project in PNG. (see Appendix for further details).
DETAILS OF SECURITIES TO BE ADMITTED (i.e. where known, number of shares, nominal value and issue price to which it seeks admission and the number and type to be held as treasury shares):
243,657,299 Fully paid Ordinary Shares of no par value *Notes: Pursuant to the Australian Corporations Act 2001, Australian Companies are no longer required to have a par value for their issued shares. The securities to be admitted have been issued at various dates and prices, with no shares being issued concurrent with the admission to AIM. No securities are held as treasury shares.*
CAPITAL TO BE RAISED ON ADMISSION:
None
FULL NAMES AND FUNCTIONS OF DIRECTORS AND PROPOSED DIRECTORS:
Mark Victor Caruso – Executive Chairman Wayne Gregory Loxton – Managing Director Jeffrey John Moore – Director Gregory Hugh Steemson – Non-Executive Director
PERSON(S) INTERESTED IN 3% OR MORE OF THE ISSUER'S CAPITAL, EXPRESSED AS A PERCENTAGE OF THE ISSUED SHARE CAPITAL BEFORE AND AFTER ADMISSION:

(before and after Admission)

Shareholder	Numbers Held	Percentage of Ordinary Shares (%) (before admission)	Percentage of Ordinary Shares (%) (after admission)
Mineral Commodities Limited	**18,461,886**	**11.25**	**7.58**
Westpac Custodian Nominees Pty Ltd	**17,696,218**	**10.78**	**7.26**
Citicorp Nominees Pty Ltd	**10,706,593**	**6.52**	**4.39**
National Nominees Limited	**8,825,152**	**5.38**	**3.62**
HSBC Custody Nominees (Australia) Ltd	**6,361,341**	**3.88**	**2.61**
National Custodian Services Ltd	**6,000,000**	**3.66**	**2.46**

NAMES AND ADDRESSES OF ALL PERSONS TO BE DISCLOSED IN ACCORDANCE WITH SCHEDULE 2, PARAGRAPH (H) OF THE AIM RULES:

Please see paragraph 17 of the Appendix

ANTICIPATED ACCOUNTING REFERENCE DATE:

31 December, 2005

EXPECTED ADMISSION DATE:

2 May 2006

NAME AND ADDRESS OF NOMINATED ADVISER:

Beaumont Cornish Limited
5th Floor
10-12 Copthall Avenue
London EC2R 7DE

NAME AND ADDRESS OF BROKER:

Mirabaud Securities Limited
21 St James's Square
London SW1Y 4JP

DETAILS OF WHERE (POSTAL OR INTERNET ADDRESS) THE ADMISSION DOCUMENT WILL BE AVAILABLE FROM, WITH A STATEMENT THAT THIS WILL CONTAIN FULL DETAILS ABOUT THE APPLICANT AND THE ADMISSION OF ITS SECURITIES:

www.alliedgold.com.au

DATE OF NOTIFICATION:

30 March, 2006

NEW/ UPDATE (see note):

NEW

QUOTED APPLICANTS MUST ALSO COMPLETE THE FOLLOWING:

THE NAME OF THE AIM DESIGNATED MARKET UPON WHICH THE APPLICANT'S SECURITIES HAVE BEEN TRADED:

Australian Stock Exchange Limited ("ASX")

THE DATE FROM WHICH THE APPLICANT'S SECURITIES HAVE BEEN SO TRADED:

Official listing date of the Company's Fully Paid Ordinary Shares was 8 December, 2003

CONFIRMATION THAT, FOLLOWING DUE AND CAREFUL ENQUIRY, THE APPLICANT HAS ADHERED TO ANY LEGAL AND REGULATORY REQUIREMENTS INVOLVED IN HAVING ITS SECURITIES TRADED UPON SUCH A MARKET:

The Directors of Allied Gold Limited confirm, after due and careful enquiry, that since its shares were listed on ASX on 8 December, 2003, Allied Gold limited has adhered to all

legal and regulatory requirements involved in having its securities traded on ASX.

AN ADDRESS OR WEB-SITE ADDRESS WHERE ANY DOCUMENTS OR ANNOUNCEMENTS WHICH THE APPLICANT HAS MADE PUBLIC OVER THE LAST TWO YEARS (IN CONSEQUENCE OF HAVING ITS SECURITIES SO TRADED) ARE AVAILABLE:

www.asx.com.au

DETAILS OF THE APPLICANT'S STRATEGY FOLLOWING ADMISSION INCLUDING, IN THE CASE OF AN INVESTING COMPANY, DETAILS OF ITS INVESTMENT STRATEGY:

The Company aims to become a low-cost mid tier gold producer from the Tabar Island Gold Project in Papua New Guinea.

A DESCRIPTION OF ANY SIGNIFICANT CHANGE IN FINANCIAL OR TRADING POSITION OF THE APPLICANT, WHICH HAS OCCURRED SINCE THE END OF THE LAST FINANCIAL PERIOD FOR WHICH AUDITED STATEMENTS HAVE BEEN PUBLISHED:

Capital raising from UK and Australian Institutional investors of Aust$ 41,684,492.08

A STATEMENT THAT THE DIRECTORS OF THE APPLICANT HAVE NO REASON TO BELIEVE THAT THE WORKING CAPITAL AVAILABLE TO IT OR ITS GROUP WILL BE INSUFFICIENT FOR AT LEAST TWELVE MONTHS FROM THE DATE OF ITS ADMISSION:

The directors of the Company have no reason to believe that the working capital available to the Group will be insufficient for at least twelve months from the date of its Admission

DETAILS OF ANY LOCK-IN ARRANGEMENTS PURSUANT TO RULE 7 OF THE AIM RULES:

The following directors have agreed to 12 month Lock-In Agreements from the date of admission of the Company's securities to AIM as follows:

Mark Victor Caruso
Wayne Gregory Loxton
Jeffrey John Moore
Gregory Hugh Steemson

Further details of these and other Lock-In arrangements are set out in the Appendix.

A BRIEF DESCRIPTION OF THE ARRANGEMENTS FOR SETTLING THE APPLICANT'S SECURITIES:

To settle transactions in respect of securities listed on AIM, the directors of Allied Gold Limited will apply for Depository Interests, representing the Shares of the Company, to be admitted to CREST with effect from the date of Admission. Accordingly, settlement of transactions in the Depository Interests following Admission will take place within the

CREST system. Settlement of transactions on the Australian Stock Exchange will continue to be conducted under the ASX's electronic CHESS system.
A WEBSITE ADDRESS DETAILING THE RIGHTS ATTACHING TO THE APPLICANT'S SECURITIES:
www.alliedgold.com.au
INFORMATION EQUIVALENT TO THAT REQUIRED FOR AN ADMISSION DOCUMENT WHICH IS NOT CURRENTLY PUBLIC:
Refer Appendix
A WEBSITE ADDRESS OF A PAGE CONTAINING THE APPLICANT'S LATEST ANNUAL REPORT AND ACCOUNTS WHICH MUST HAVE A FINANCIAL YEAR END NOT MORE THEN NINE MONTHS PRIOR TO ADMISSION AND FULLY AUDITED INTERIM RESULTS WHERE APPLICABLE. THE ACCOUNTS MUST BE PREPARED ACCORDING TO UK OR US GAAP OR INTERNATIONAL ACCOUNTING STANDARDS:
www.alliedgold.com.au/ar2005.pdf *Note that the Company's last reported accounts for the half year ended 31 December, 2005 were prepared to Australian GAAP. The Company's Auditors BDO Chartered Accountants, have reviewed these accounts in the light of IFRS to determine the existence of any material differences from the accounting policies and the relevant accounting standards set by GAAP. In the opinion of the auditors, no material accounting differences between IFRS and Australian GAAP exist which would impact on the recognition and disclosure requirements for the financial statements of the Company for the half year ended 31 December, 2005 (see Note 23 to those statements) statements. .*
THE NUMBER OF EACH CLASS OF SECURITIES HELD IN TREASURY:
NONE

Note: THIS FIELD SHOULD INDICATE THAT THE ANNOUNCEMENT IS 'NEW' AND ALL RELEVANT FIELDS SHOULD BE COMPLETED. OTHERWISE WHERE THE FORM IS REQUIRED TO BE COMPLETED IN RESPECT OF AN 'UPDATE' ANNOUNCEMENT, THIS SHOULD BE INDICATED. IN SUCH CASES, ALL THE ORIGINAL INFORMATION SHOULD BE INCLUDED WITH ANY AMENDED FIELDS **EMBOLDENED**.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document, you should consult your broker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities.

The Directors, whose names appear on page 5 of this document, accept responsibility for the information contained in this document including individual and collective responsibility for the Company's compliance with the AIM Rules. To the best of the knowledge and belief of the Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and makes no omission likely to affect the import of such information.

AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List of the United Kingdom Listing Authority. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser.

London Stock Exchange plc has not itself examined or approved the contents of this document. Prospective investors should read the whole text and contents of this document and should be aware that an investment in the Company is speculative and involves a degree of risk. In particular, the attention of investors is drawn to the risk factors set out in paragraph 4 of this document.

Allied Gold Limited

(incorporated in Australia under the Corporations Act 2001 with ACN 104 855 067)

ALLIED GOLD LIMITED

APPENDIX TO AIM ANNOUNCEMENT

FURTHER INFORMATION ON ALLIED GOLD LIMITED IN CONNECTION WITH ITS PROPOSED ADMISSION TO AIM

NOMINATED ADVISER BEAUMONT CORNISH LIMITED

This document refers to certain events as having occurred which may not have occurred on the date it is published but which are expected to occur prior to Admission.

Appendix

This Appendix has been prepared in accordance with the Supplement to Schedule One of the AIM Rules published by London Stock Exchange plc. It includes, *inter alia*, all information that would otherwise have had to be included in the Company's Admission Document and which is not found in the current public disclosure record, or in current public disclosure filed by the directors and senior officers of the Company, all as filed with the Australian Stock Exchange details of which can be accessed at www.asx.com.au and the company's website at www.alliedgold.com.au (collectively, the "Public Record"). This Appendix should be read in conjunction with the Form of Announcement to be made by an applicant at least 20 business days prior to Admission (the "Announcement Form") and the Public Record. This Appendix and the Announcement Form together constitute the "Announcement".

A copy of this Appendix, which is dated 30 March 2006, will be available via the Company's website at www.alliedgold.com.au from 30 March 2006 until the date one month from Admission.

Beaumont Cornish Limited, which is authorised and regulated by the Financial Services Authority and which is a member of the London Stock Exchange, is the Company's nominated adviser for the purposes of the AIM Rules and as such, its responsibilities are owed solely to London Stock Exchange plc and are not owed to the Company or any director or any other entity or person. Beaumont Cornish Limited will not be responsible to anyone other than the Company for providing the protection afforded to clients of Beaumont Cornish limited or for advising any other person in relation to the contents of the Announcement. No liability is accepted by Beaumont Cornish Limited for the accuracy of any information or opinions contained in, or for the omission of any material information from, the Announcement for which the Directors are solely responsible.

Mirabaud Securities Limited which is authorised and regulated by The Financial Services Authority and which is a member of the London Stock Exchange, has agreed to act as the Company's broker for the purposes of the AIM rules. Mirabaud Securities Limited is not acting for any other person and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Mirabaud Securities limited or for advising any person in relation to the contents of the Announcement. No liability is accepted by Mirabaud securities limited for the accuracy of any information or opinions contained in, or for the omission of any material information from, the Announcement for which the Directors are solely responsible.

The Announcement does not constitute an offer to sell, or a solicitation to buy Ordinary Shares in any jurisdiction in which such offer or solicitation is unlawful. In particular, the Announcement is not for distribution in, or into the United States of America, Canada, the Republic of South Africa, the Republic of Ireland or Japan. The Ordinary Shares have not been nor will they be registered under the United States Securities Act of 1933 (as amended) nor under the securities legislation of any state of the United States or any province or territory of Canada, the Republic of South Africa, the Republic of Ireland or Japan or in any country, territory or possession where to do so may contravene local securities laws or regulations. Accordingly, the Ordinary Shares may not, subject to certain exceptions, be offered or sold directly or indirectly in or into the United States of America, Canada, the Republic of South Africa, the Republic of South Africa, the Republic of Ireland or Japan.

The distribution of the Announcement in certain jurisdictions may be restricted by law. No action has been taken by the Company, by the holders of the Ordinary Shares or by Beaumont Cornish Limited that would permit a public offer of Ordinary Shares or possessions or distribution of this document where action for that purpose is required. Persons into whose possession the Announcement comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Copies of this document will be available free of charge during normal business hours on weekdays (excluding public holidays) from the date hereof until one month after Admission from the office of Beaumont Cornish Limited, 5th Floor, 10-12 Copthall Avenue, London, EC2R 7DE.

DEFINITIONS

"A$"	Australian Dollars;
"Tabar Islands Gold Project"	the gold project referred to on the Public Record and carried on through Simberi Gold Company Limited, a 100% subsidiary of the Company;
"Admission"	admission of the Ordinary Shares to trading on AIM in accordance with the AIM Rules;
"AIM"	AIM, a market for emerging or smaller companies operated by the London Stock Exchange plc;
"AIM Rules"	the rules of the AIM market as published by London Stock Exchange plc from time to time;
"Announcement Form"	the form of announcement to be made by the Company at least 20 business days prior to Admission;
"Announcement"	the Appendix and the Announcement Form together constitute the "Announcement";
"Appendix"	this document;
"ASIC"	the Australian Securities and Investments Commission;
"ASX"	Australian Stock Exchange Limited;
"ASX Listing Rules"	the Listing Rules of ASX and any other rules of ASX which are applicable to the Company for as long as it is admitted to the Official List of ASX;
"Australian Registrar"	Computershare Investor Services Pty Ltd in Australia;
"Beaumont Cornish"	Beaumont Cornish Limited, the Company's nominated adviser;
"Board" or "Directors"	the directors of the Company whose names are set out on page 4 of this Appendix;
"the Company" or "Allied Gold"	Allied Gold Limited;
"the Competent Person"	Golder & Associates, further details of which appears in Schedule 1 to this document;
"the Competent Person's Report"	the report dated 20 February 2006 prepared by the Competent Person on the mineral assets of the Company set out in Schedule 1 hereto;
"Constitution"	the Constitution of the Company at the date of this document;
"Corporations Act"	the Corporations Act 2001 of the Commonwealth of Australia;
"CREST"	the computer based system and procedures which enable title to securities to be evidenced and transferred without a written instrument administered by CRESTCo Limited;
"Depository Interests"	the depository interests representing Ordinary Shares to be electronically listed for trading on AIM and issued through the Company's UK Registrar which will hold legal title to the underlying Ordinary Shares;
"Directors Options"	the 4,000,000 unlisted options expiring on 30 June 2007 following a resolution dated 30 November 2005, giving a right to subscribe for Ordinary Shares at AU$0.30; and the 2,000,000 unlisted options expiring on 30 June 2007 following a resolution dated 30 November 2005, giving a right to subscribe for Ordinary Shares at AU$0.40.
"Group"	the Company and its Subsidiaries;
"Interim Report"	the audited financial report for the half-year ended 31 December 2005, prepared in accordance with International Accounting Standards;
"Interim Report Date"	31 December 2005;
"JORC Code"	Joint Ore Reserve Committee Code;
"Listed Options"	The Listed Options (ALDO);
"Options"	the Unlisted Options and the Listed Options;
"Ordinary Shares"	fully paid ordinary shares of the Company;

"Public Record"	the public disclosures filed by the Directors and senior officers of the Company with the Australian Stock Exchange;
"Shareholders"	holders of Ordinary Shares in the Company;
"Subsidiaries"	Nord Pacific Limited, Hicor Corporation, Compania Minera Nord Pacific De Mexico, S.A de C.V., Simberi Gold Company Ltd, Nord Australex Nominees (Pty) Ltd, Aretrend Pty Ltd and Advance R&D Pty Ltd all of whose projects are referred to in the Annual Report of the Company for 2005;
"UK"	the United Kingdom of Great Britain and Northern Ireland;
"UK Registrar"	Computershare Investor Services plc in the UK;
"uncertificated" or "in uncertificated form"	a share or security recorded on the relevant register as being held in uncertificated form in CREST and entitlement to which, by virtue of the Uncertificated Securities Regulations 2001, may be transferred by means of CREST;
"Unlisted Options"	those unlisted options to acquire Ordinary Shares referred to in paragraphs 4.1 and 4.4 of this document.

ASX REPORTING DATES

31 January	2nd Quarter Activities Report and Appendix 5B
16 March	Half Yearly reports
	Audited Accounts, Auditors Report and Directors Statement
28 April	3rd[st] Quarter Activities Report and Appendix 5B
31 July	4th[th] Quarter Activities Report and Appendix 5B
13 September	Preliminary Final Reports
29 September	Audited Accounts, Auditors Report and Directors Statement
31 October	1st Quarter Activities Report and Appendix 5B
	Annual Reports

DIRECTORS, SECRETARY AND ADVISERS

Directors	**Mark Victor Caruso (aged 44)** *Chairman* **Wayne Gregery Loxton (aged 48)** *Managing Director* **Jeffrey John Moore (aged 51)** *Director* **Gregory Hugh Steemson (aged 52)** *Non-Executive Director* *All of whose business address is at the Company's Registered Office and Principal Place of Business*
Company Secretary	**David Andrew Lymburn**
Registered Office & Principal Place of Business	Unit 15, Level 1, 51-53 Kewdale Road Welshpool W.A 6106 Australia Telephone: +61 (08) 9353 3638 Facsimile: +61 (08) 9353 4894
Nominated Adviser (UK)	**Beaumont Cornish Limited** 5th Floor, 10-12 Copthall Ave London EC2R 7DE United Kingdom
UK Broker	**Mirabaud Securities Limited** 21 St James's Square London SW1Y 4JP United Kingdom
Australian Solicitors	**Steinepreis Paganin** Level 4, Next Building 16 Milligan Street Perth W.A. 6000 Australia
UK Solicitors	**Hunton & Williams** 30 St Mary Axe London EC3A 8EP United Kingdom
Auditors	**BDO Chartered Accountants** Level 8 256 St George's Terrace Perth W.A. 6000 Australia
Australian Share Registrars	**Computershare Investor Services Pty Ltd** Level 2, 45 St Georges Terrace Perth WA 6000 Australia
UK Share Registrars	**Computershare Investor Services Plc**

	P O Box 82, The Pavilions Bridgwater Road Bristol, BS99 7NH United Kingdom	
ASX Code and AIM TIDM	ALD ALDO	- Fully paid Ordinary Shares - Listed Options

1. ALLIED GOLD LIMITED

1.1 **Allied Gold Limited** is an Australian registered exploration company and is listed on the ASX. Allied Gold's activities are focused on the development of the Simberi Oxide Gold Project located in the Tabar Islands of Papua New Guinea as well as exploration for gold and copper on the adjacent Tatau and Big Tabar Islands. Allied Gold also has gold and silver projects in Australia and Mexico respectively.

1.2 Project Description

The Simberi Gold Project is located in the New Ireland Province of eastern Papua New Guinea, about 60 kms to the north-west of the Lihir Gold Mine. The Simberi Oxide Gold Project is a **Stage 1** mining project which will extract ore from seven deposits which represent the known surface and near-surface oxidised caps to underlying sulphide gold mineralisation on eastern Simberi Island.

The Company has an optimised feasibility study completed by Lycopodium Engineering and Upgraded Capital Cost Estimate to accommodate higher throughput and revised ore delivery system by Internet Engineering Pty Ltd. The current objective is to proceed with the development of the Simberi Oxide Gold Project. Gold Production, based upon a reserve of 615,809 ounces of gold, is expected to commence in first half of 2007 at the rate of 75,000 ounces per year. A Stage 2 sulphide mining project could take annual production to over 100,000 ounces per year if further exploration drilling and resource/reserve determination work is successful.

Proved and Probable Ore Reserves are;

13.536 million tonnes at 1.42 g/t gold for 615,809 ounces

Total Ore Reserves and Mineral Resources within designed pits are outlined below;

	Million Tonnes	Gold Grade (g/t)	Thousand Ounces
Proved	9.57	1.39	429
Probable	3.97	1.47	187
TOTAL Ore Reserves	**13.536**	**1.42**	**616**
Inferred Resources	3.53	0.85	95
TOTAL Mineable Reserves and In-Pit Mineral Resources	**17.066**	**1.30**	***711**

* Reserves and Resources estimates are in compliance with JORC Code 2004.

Key findings of the studies (referred to in 1.2 Project Description, above) based on gold price US$550 and exchange rate A$1 = US$0.77 are;

- Life of mine - **7.8 years**
- Average mining rate - **2 million tonnes at 1.35 g/t gold**
- Annual gold production - **75,000 ounces**
- Operating cash cost - **US$256 per ounce**
- Estimated capital cost - **US$ 43.7 million**

Allied proposes to develop a low-cost open cut operation mining 2 Mtpa. The open cut mining operation will last almost 8 years but is likely to exceed that with discovery of additional oxide resources.

Stage 2 of the project could see the development of the sulphide gold resources, currently totalling 1,189,950 ounces with the aim of increasing production to over 100,000 ozs.

Cash costs are estimated to be approximately A$12.48 per tonne on year 1. Capital costs are anticipated to be approximately US$43.7 million and ALD has mandated RMB resources to arrange a finance facility of up to US$25 million to partially fund the capital and development costs. The NPV of the oxide project is approximately A$60 million and the IRR is expected to be in the order of 40%.

Stage 3 involves exploration throughout the Tabar Islands group that will be targeting porphry copper and gold deposits as well as further epithermal gold deposits.

1.3 Allied Gold's other mining interests include the Red Dam Gold Project (100%) and the polymetallic Mapimi Silver Project (100%) in Mexico.

2. STATUS

2.1 The Company was registered as an Australian Public Company, limited by shares, on 26 May 2003.

2.2 The Group consists of eight Companies. The Company is the holding company of the Group and has seven subsidiaries. All of the subsidiaries are wholly owned apart from Compania Minera Nord Pacific De Mexico, S.A. de C.V. which is 99.998% of the shares are owned by the Company and 0.002% are owned by Jeffrey Moore. Details of the Company's subsidiaries can be found in the Company's annual report (which can be found at www.alliedgold.com.au).

2.3 The Company's Australian Company Number (ACN) is 104 855 067.

2.4 The liability of the Shareholders is limited.

2.5 The securities of the Company are traded on ASX and will continue to be so traded. The Ordinary Shares and the Listed Options have been traded on ASX since 8th December 2003.

2.6 The Directors consider that the Company has adhered to all legal and regulatory requirements involved in having its securities traded on ASX.

2.7 The Directors consider that the Company has complied with the continuous disclosure requirements of ASX. All significant changes in its financial or trading position since the Interim Report Date have been the subject of announcements available on the web sites set out in the Announcement as required to be made to AIM.

3. SHARE CAPITAL

3.1 The Company does not have an authorised share capital, as it is understood in the UK that sets the limit to the number of shares a company can issue. The issued share capital of the Company as at the date of this document is 164,111,844 fully paid Ordinary Shares. The Ordinary Shares have no nominal or par value and are recorded in the accounts of the Company at their issue price. There are no issued shares which have different voting rights attached.

3.2 Some of the restrictions which apply to companies incorporated in England and Wales intending to issue new securities do not apply to Australian companies. In particular:

Shareholder approval to issue shares:

There is generally no limit in the Corporations Act or in a company's Constitution on the power of the Directors to issue shares. However, subject to certain exceptions (including those in respect of pro rata issues):

(i) Rule 7.1 of the ASX Listing Rules prohibits a company which is listed on the ASX from issuing shares or options representing more than 15 per cent of its issued ordinary capital in any twelve month period without shareholder approval. Such shareholder approval requires an ordinary resolution passed by a simple majority; and

(ii) Chapter 6 of the Corporations Act forbids the acquisition of a "relevant interest" in voting shares in the Company (whether by transfer or issue) if, as a result, the "voting power" of the acquirer (or any other person) would increase from 20 per cent or below to more than 20 per cent of the voting shares.

Some of the restrictions to which UK companies intending to issue new securities are subject, do not apply to Australian companies. In particular:

Pre-emption rights on issue:

There is no similar statutory requirement under Australian law, as is found under English law, providing that shareholders have a right to be offered any shares in the Company which are being newly issued for cash before the same can be offered to new shareholders and consequently there is no requirement for shareholders in general meeting to provide a waiver to this obligation.

3.3 In addition to the Ordinary Shares, the Company has in issue the Options.

3.4 Since the Interim Report Date and save as disclosed in the Public Record and in this document:

(a) no share of the Company has been issued or is now proposed to be issued, fully or partly paid, either for cash or for a consideration other than cash;

(b) the Company has not entered into any agreement whereby any shares are under option and has not agreed conditionally or unconditionally to put any shares under option;

(c) no commission, discount, brokerage or other special term has been granted by the Company or is now proposed in connection with the issue or sale of any part of the share capital of the Company;

(d) no founder, management or deferred shares have been issued by the Company; and

(e) no amount or benefit has been paid or is to be paid or given to any promoter of the Company.

3.5 Since 31 December 2005 the following share issues have occurred:

(a) Placement on 3 January 2006 at A$0.40 of 400,000 Ordinary Shares;

(b) Placement on 2 February 2006 at A$0.40 of 23,304,172 Ordinary Shares;

(c) Exercise of options at A$0.20 acquiring 1,300,000 Ordinary Shares; and

(d) On 16 February 2006 the Company announced the placement of 94,737,482 shares at A$0.44 to raise A$41,684,492. This placement was undertaken by the Company's UK broker Mirabaud Securities Limited and Hartleys Limited. The Company issued 15,192,027 Ordinary Shares on 23 February 2006 and the remaining 79,545,455 have been approved for issue at a meeting of the shareholders of the Company.

4. OPTIONS

4.1 As at the date of this document 9,000,000 Unisted Options over Ordinary Shares have been issued as set out below.

ASX Code	Security Description	Expiry date	Exercise price	Number
ALDAQ	Unlisted Options	31 Dec 2006	25 Australian cents	1,000,000
ALDAS	Unlisted Options	31 Dec 2008	50 Australian cents	2,000,000
ALDAI	Unlisted Options	30 June 2007	30 Australian cents	4,000,000
ALDAK	Unlisted Options	30 June 2007	40 Australian cents	2,000,000

4.2 In accordance with the shareholder approval given on 30 November 2005, the Board has issued 4,000,000 Director's Options on 20 December 2005, giving the holder the right to subscribe for a like number of Ordinary Shares at 30 cents at any time before 30 June 2007.

4.3 In accordance with the shareholder approval given on 30 November 2005, the Board has issued 2,000,000 Director's Options on 20 December 2005, giving the holder the right to subscribe for a like number of Ordinary Shares at 40 cents at any time before 30 June 2007.

4.4 Pursuant to an Employment Agreement dated 23 February 2006 the Company will grant Wayne Loxton, the newly appointed Managing Director 2,000,000 non-transferable unlisted Options, subject to shareholder approval. Based upon further share price milestones of $0.60, $0.80 and $1.00 Mr Loxton will be granted a further 4,000,000 non-transferable unlisted Options. The Options expire on 31 March 2009 and are exercisable at $0.50.

4.5 On 13 October, the Board issued 4,000,000 Options to Simberi Gold Corporation in part consideration for the purchase of its remaining joint venture interests in the Simberi Mining Joint Venture giving the holder the right to subscribe for 2,000,000 Ordinary Shares at 25 cents before 31 December 2006 and 2,000,000 Ordinary Shares at 50 cents before 31 December 2008 respectively.

4.6 In addition to the Unlisted Options referred to in paragraph 4.1 above, Beaumont Cornish Limited will be granted 100,000 unlisted warrants to subscribe for 100,000 Ordinary Shares as part consideration under its terms of engagement (summarised in paragraph 17.1). The warrants are exercisable at 50 cents before 31 December 2008.

4.7 In addition to the Unlisted Options referred to in paragraph 4.1 above, Mirabaud Securities Limited will be granted 2,500,000 unlisted warrants to subscribe for 2,500,000 Ordinary Shares as part consideration under its terms of engagement (summarised in paragraph 17.1). The warrants are exercisable at 50 cents before 31 December 2008.

4.8 The Company has adopted an incentive option scheme for employees more details of which are summarise in the explanatory statement accompanying the notice of general meeting held on 30 November 2005.

4.9 No application is to be made for the Unlisted Options to be listed on ASX and no application is to be made for the Unlisted Options to be admitted to trading on AIM.

5. WORKING CAPITAL

The Directors believe (having made due and careful enquiry) that the working capital available to the Group is sufficient for its present requirements and for at least twelve months from the date of Admission.

6. SETTLEMENT

The Ordinary Shares are in registered form and will be transferable by way of the CREST and CHESS systems as detailed below.

6.1 UK Registered Shareholders and CREST

CREST is a computerised paperless share transfer and settlement system which allows shares to be held in electronic rather than paper form in accordance with the Uncertificated Securities Regulations 2001 of the United Kingdom. Securities issued by Australian registered companies, such as the Company, cannot be held or transferred in the CREST system. However to enable investors to settle such securities through the CREST system, a depository or custodian can hold the relevant securities and issue dematerialised depository interests ("Depository Interests") representing the underlying securities which are held on trust for the holder of the Depository Interests.

With effect from Admission, it will be possible for CREST members to hold and transfer interests in the Ordinary Shares within CREST pursuant to a depository interest arrangement established by the Company with the UK Registrar. CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so.

The Ordinary Shares will not themselves be admitted to CREST. Instead the UK Registrar, acting as depository, will issue Depository Interests in respect of the underlying Ordinary Shares. The Depository Interests will be independent securities constituted under English law which may be held or transferred through the CREST system. Depository Interests will have the same international security identification number (ISIN) as the underlying Ordinary Shares and will not require a separate quotation on the London Stock Exchange. The Depository Interests will be created and issued pursuant to a deed poll entered into by the UK Registrar, which will govern the relationship between the UK Registrar, as depository, and the holders of the Depository Interests.

Application has been made for the Depository Interests in respect of the underlying Ordinary Shares to be admitted to CREST with effect from Admission.

6.2 Australian Registered Shareholders and CHESS

Settlement on the Australian register will continue to be conducted under ASX's electronic CHESS system.

7. RISK FACTORS

The exploration and development of natural resources is a highly speculative activity that involves a high degree of financial risk. The risk factors which should be taken into account in assessing the Group's activities and investment in the Company include, but are not necessarily limited to, those set out in Schedule 2 below. Any one or more of these risks could have a material effect on the value of any investment in the Company and should be taken into account in assessing the Group's activities.

8. LOCK IN ARRANGEMENTS

8.1 Each of the Directors who holds or has an interest in Ordinary Shares has entered into a lock-in agreement with Beaumont Cornish and the Company relating to all of his existing shareholding and any Ordinary Shares which might be issued pursuant to Options granted as at the date of Admission, the terms of which lock-in agreements are set out in further detail in paragraph 8.2 below.

8.2 Under the terms of the lock-in agreements, each of the Directors and connected parties have agreed not to sell, transfer or otherwise dispose of any Ordinary Shares held by him or which might be issued to him pursuant to share options other than in certain specified circumstances for a period of 12 months following Admission. There are, in addition, orderly marketing restrictions for a further 12 month period.

8.3 The lock-in arrangements outlined above will apply in respect of 1,207,693 Ordinary Shares representing, in aggregate, 0.74 per cent of the issued Ordinary Share capital of the Company at the date of this document (0.50 per cent at the date of Admission) and in respect of any Ordinary Shares issued pursuant to exercise of any Options held by the relevant party during the operation of the Agreement.

8.4 Mineral Commodities Limited has entered into an orderly marketing arrangement for a period of 12 months from Admission. This orderly marketing arrangement will apply in respect of 18,461,886 Ordinary Shares in aggregate, 11.25 per cent of the issued Ordinary Share capital of the Company at the date of this document (7.58 per cent at the date of Admission).

9. CONSTITUTION

9.1 The Company's Constitution is available on the Company's website, www.alliedgold.com.au

The Constitution of the Company ("Constitution") contains provisions, inter alia, to the following effect:

- Dividends

The Directors may from time to time declare a dividend to be paid to the shareholders entitled to the dividend. Subject to the rights of any preference shareholders, the dividend declared shall be payable on all shares according to the proportion that the amount paid up in respect to such shares. No dividend shall be payable except out of profits, and the determination by the directors as to the profits of the Company shall be conclusive.

The directors may from time to time pay interim dividends to the shareholders.

Subject to the Corporations Act, and the listing rules, the directors may pay dividends wholly or partly by distribution of specific assets (including, without limitation, paid up shares, debentures, or debenture stock, gold, gold or mint certificates.)

Shareholders holding Partly Paid Shares will be paid such portion of the dividend declared as represents the amount paid up on the relevant Partly Paid Share.

Any dividend which has remained unclaimed for one year after having being declared, may be invested or otherwise made use of by the directors for the benefit of the Company.

- Voting

Subject to any rights or restrictions for the time being attached to any class or classes of shares, each shareholder entitled to vote may vote in person or by proxy. On a show of hands every person present who is a shareholder or a proxy has one vote and on a poll every person present who is a shareholder or proxy shall in respect of each fully paid share held by him have one vote per share but in respect of partly paid shares shall have such number of votes being equivalent to the proportion paid up on those shares.

- Winding Up

On winding up, with the sanction of special resolution, the Company may divide among the shareholders in kind the whole or any part of the property of the Company. It may, for that purpose, set such value as the liquidator considers fair upon the property to be so divided and may determine how the division is to be carried out as between the shareholders or different classes of shareholder.

- Transfer of Shares

Subject to the Constitution, transfers of shares may be effected by:

(a) A proper SCH Transfer (a defined method under the Corporations Act) or such other method for transferring or dealing in shares introduced by the Australian Stock Exchange which is recognised under the Corporations Act; or

(b) An instrument in writing in any usual or common form or in any other form if the directors approve.

Except in the case of a proper SCH Transfer, the transferor remains the holder of the shares and the shareholder of the Company in respect of the shares until the name of the transferee is entered in the register.

The directors may refuse to register any transfer of shares where:

(a) the listing rules permit the Company to do so; or

(b) the transfer is a transfer of restricted securities (within the meaning of the Australian Listing Rules) which is or might be in breach of the Listing Rules or any escrow agreement entered into by the Company in relation to such restricted securities pursuant to the Listing Rules;

Where the directors refuse to register the transfer in accordance with this clause, they shall send notice of the refusal and precise reasons for the refusal to the transferee and the lodging broker (if any) in accordance with the Listing Rules.

Subject to the Listing Rules the register of shareholders may be closed during such time as the directors may determine, not exceeding 30 days in each calendar year or any one period or more and 5 consecutive business days.

- Transmission of Shares

On the death of a shareholder who leaves a will appointing an executor, the executor shall be entitled, as from the date of death, and on behalf of the deceased shareholder's estate, to the same dividends, other advantages under the same rights whether in relation to meetings of the Company or voting or otherwise as the shareholder would have been entitled to if he or she had not died, whether or not probate of the will has been granted.

- Issue of Shares

Without prejudice to any special rights previously conferred on the holders of existing shares, and issued shares shall be under the control of the directors and, subject to the Corporations Act, the directors may at any time issue such number of shares either as ordinary shares or shares of a named class and with such preferred, deferred or other special rights or restrictions as the directors shall in their absolute discretion determine.

- Share Options

Subject to the Listing Rules the directors may at any time and from time to time issue share options on such terms and conditions as the directors shall in their absolute discretion determine.

- Preference Shares

Subject to the Listing Rules and the Corporations Act, the Company may issue preference shares that are liable to be redeemed whether at the option of the Company or otherwise.

- Classes of Shares

If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, whether or not the Company is being wound up, with the consent in writing of the shareholders of three quarters of the issued shares of that class or if authorised by a

special resolution passed by separate meeting of the holder of the shares of that class.

- Lien

The Company will have a lien on every partly paid share (including dividends payable on such share) for all monies payable to the Company in respect to that share. The directors may at any time exempt the share from the provisions under the Constitution to the extent, and on such terms, as they determine. Where the lien is enforced, the Company shall have a right to sell the share.

- Directors

A director shall not vote in relation to any contract or proposed contract or arrangements in which the director has directly or indirectly a material interest but may in all respect act as a director in relation to any contract or arrangement in which he or she is interested. No director should be disqualified from his office from contracting with the Company whether as vendor, purchaser, or otherwise. Any such contract, or any contract or arrangement entered into by or on behalf of the Company in which the director should in any way be interested shall not be avoided or prejudiced on that account nor shall any director be liable to account to the Company for any profit arising from any such contract or agreement by reason only of such director holding that office.

The directors shall be paid for their services as directors out of the funds of the Company, by way of remuneration, such sum (as may be determined by the shareholders in general meeting) to be divided between the directors as the directors shall deem fit or in default in equal shares. A non-executive director shall be paid as part or whole of his remuneration commission on (or a percentage of) the profits or commission (or a percentage of) the operating revenue.

The director shall be entitled to be paid reasonable travelling hotel and other expenses incurred by them respectively in the performance of their duties as directors.

- Managing Director

The directors may from time to time appoint one of their number to the office of managing director either for a fixed term or at will. They may revoke such appointment, without prejudice to any agreed terms as to his tenure. The managing director shall receive such remuneration as the directors may determine.

A director shall not be required to hold any shares in the Company by way of qualification.

- Appointment and Removal of Directors

No person other than a director seeking re-election shall be eligible for election to the office of director at any general meeting unless that person (or some shareholder intending to propose his nomination) has (at least 15 business days before the meeting) left at the registered office a notice in writing signed by a nominee, giving his or her consent for the nomination. At every annual general meeting of the Company one third of the directors for the time being shall retire from office and no director shall hold off for a period in excess of 3 years without submitting himself a real action.

The Company may by resolution remove any director before the expiration of his period office, and may by resolution appoint another person in his place.

- Directors Borrowing Powers

The directors may at any time exercise all powers of the Company to borrow money or charge any property or business of the Company. They may also sell or otherwise dispose of the whole or any part of the assets or undertaking of the Company provided that the Company shall at all times comply with the Listing Rules in this regard. Any sale or disposition of the Company's main undertaking shall only be made subject to the ratification of the sale or disposal by the Company in general meeting. Further, on the sale or disposition of the Company's main undertaking, no commission or fee shall be paid to any director unless it will have been ratified by the Company in general meeting.

- Changes to Capital Structure

Subject to the Listing Rules, the Company may by ordinary resolution:

(a) issue new shares of such amount specified in the resolution;

(b) consolidate and divide all or any of its shares into shares of larger amount than its existing shares;

(c) sub-divide all or any of its shares into shares of smaller amount; and

(d) cancel shares that have not been taken or agreed to be taken by any person.

Subject to the Corporations Act, the Company may reduce its share capital, any capital redemption reserve fund or any share premium account in any way.

Subject to the Corporations Act, the Company may purchase its own shares on such terms and at such times as may be determined by the directors from time to time. The Company may give financial assistance to any person for the purchase of its own shares in accordance with the Corporations Act on such terms and at such times as may be determined by the directors from time to time.

10. DIRECTORS' INTERESTS

10.1 The interests of the Directors and the persons connected with them in the Ordinary Shares of the Company are set out as follows:

Shareholder	No. of Ordinary Shares owned at date of document	Percentage of Ordinary Shares (%) at date of document	No. of Ordinary Shares owned at Admission	Percentage of Ordinary Shares (%) at Admission
Mark Caruso	694,168	0.42	694,168	0.28
Jeffrey Moore	0	0	0	0
Gregory Steemson	300,000	0.20	300,000	0.13
Wayne Loxton[1]	213,525	0.13	213,525	0.09

1, this interest is held as follows:

	Name	No. of Ordinary Shares
1.	Loxton Investment A/C	213,525

10.2 As at the date of this Announcement, the Directors hold (directly or indirectly) the following outstanding Options in the Ordinary Share Capital of the Company:-

Unlisted Options

Name	Grant Date	Exercise Price ($)	No. of Options	Expiry Date
Mark Caruso	30 November 2005	0.30	1,000,000	30 June 2007
	30 November 2006	0.40	1,000,000	30 June 2007
Jeffrey Moore	30 November 2005	0.30	1,000,000	30 June 2007
	30 November 2005	0.40	1,000,000	30 June 2007
Gregory Steemson[1]	30 November 2005	0.30	1,000,000	30 June 2007

1 These options are held by the GH Steemson Family Superannuation Fund.

Listed Options

Name	Grant Date	Exercise Price	No. of Options	Expiry Date

		($)		
Mark Caruso	**1 October 2003**	**20**	**1,000,000**	**30 June 2007**
Gregory Steemson	**1 October 2003**	**20**	**300,000**	**30 June 2007**

10.3 None of the Directors or any person connected with them is interested in any related financial product referenced to Ordinary Shares (being a financial product whose value in whole or in part is determined directly or indirectly by reference to the price of the Ordinary Shares including a contract for difference or a fixed odds bet).

11. ADDITIONAL INFORMATION ON THE DIRECTORS

11.1 The directorships and partnerships of the Directors, other than of the Company and its subsidiaries and associated companies, held at present and within the five years preceding the date of this Announcement are as follows:

Name	Past directorships or partnerships (within past 5 years)	Current directorships or partnerships
Mark Victor Caruso	Advance Mining NL Allied Internet Technology Ltd Allied Medical Limited Bone Medical Limited Cat Networks Ltd Exxen Corporation Pty Ltd Fortescue Metals Group Ltd Mt Newman Mining Co Pty Limited Organic Resource Technologies Limited ORT Limited Owein Pty Ltd Tanzaustralia Gold NL The Pilbara Infrastructure Pty Ltd Transworld Energy and Mineral Resources plc	Advance R&D Pty Ltd Allied Gold Limited Aretrend Pty Limited Blackhawk Oil & Gas Limited Busselton Free Range Vegi Egg Farm Pty Ltd C I Resources Limited Cityside Corporate Pty Ltd CLR No. 5 Pty Ltd Erebus plc Gulf Asiatic Pty Ltd Kariba Kono(SL) Limited Mincom Waste Pty Ltd Mineral Commodities Ltd Mineral Sands Resources (Pty) Ltd MRC Metals (Pty) Ltd MRC Resources (Pty) Ltd Nord Pacific Limited Nyati Titanium Eastern Cape (Pty) Ltd Q Smelt Pty Ltd Queensland Minex NL Regional Management Pty Ltd Rexelle Pty Ltd Ritara Pty Ltd Simto Pty Ltd Simto Resources Limited Skeleton Coast Resources (Pty) Ltd Spherical Pty Ltd Transworld Energy & Minerals Resources (S.A.) (Pty) Ltd Zurich Bay Holdings Pty Ltd
Jeffrey John Moore	Nord Resources (Pacific) Pty Ltd Savanna Holdings Pty Ltd Mt Burgess Mining NL Nord Australex Nominees Pty Ltd	Allied Gold Limited Amity International Pty Ltd International Resource Management Ltd Nord Australex Nominees (PNG) Limited Nord Pacific Limited Simberi Gold Company Limited White Star Mines Limited Great Australian Resources Limited
Gregory Hugh Steemson	Claymor Resources Pty Ltd	Advance R&D Pty Ltd

Name	Past directorships or partnerships (within past 5 years)	Current directorships or partnerships
	Advance Mining NL Allied Internet Technology Ltd Allied Medical Limited Fortescue Metals Group ltd The Pilbara Infrastructure Pty Ltd	Allied Gold Limited Aretrend Pty Limited Blackhawk Oil & Gas Limited Mineral Commodities Limited Mineral Sands Resources (Pty) Ltd MRC Metal (Pty) Ltd MRC Resources (Pty) Ltd Nord Pacific Limited Nyati Titanium Eastern Cape (Pty) Ltd Q Smelt Pty Ltd Queensland Minex NL Rexelle Pty Ltd Sandfire Resources NL Skeleton Coast Resources (Pty) Ltd Steemson Geoscience Pty Ltd
Wayne Loxton	Boddington Housing Pty Ltd Bushjet Pty Ltd CLR No 5 Pty Ltd GLR Injection Technologies Pty Ltd Goldwyn Resources N.L. Herald Operations Pty Ltd Lefroy Gold Mines Limited Arizona Copper Limited BMM Licencing Services Pty Ltd Mineral Commodities Ltd Nibben Pty Ltd Pegasus Gold Australia Pty Ltd Selaru Pty Ltd Sherlock Bay Nickel Limited Smarttrans Holdings Pty Ltd Southpointe Africa Pty Ltd Southpointe Australia Pty Ltd Turi-Ari Gold Pty Ltd Xceed Biotechnology Ltd Zapopan Consolidated Pty Ltd	Loxton Nominees Pty Ltd Allied Gold Limited

11.2 Except as disclosed above, none of the Directors:

(a) has any unspent convictions in relation to indictable offences; or

(b) has been bankrupt or the subject of an individual voluntary arrangement, or has had a receiver appointed to the assets of such director; or

(c) has been a director of any company which, while he was a director or within 12 months after he ceased to be a director, had a receiver appointed or went into compulsory liquidation, creditors voluntary liquidation, administration or company voluntary arrangement, or made any composition or arrangement with its creditors generally or with any class of its creditors; or

(d) has been a partner of any partnership which, while he was a partner or within 12 months after he ceased to be a partner, went into compulsory liquidation, administration or partnership voluntary arrangement, or had a receiver appointed to any partnership asset; or

(e) has had any public criticism by statutory or regulatory authorities (including recognised

professional bodies); or

(f) has been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

12. DIRECTORS' SERVICE CONTRACTS AND REMUNERATION

12.1 The Company has entered into a service agreement with Wayne Loxton in relation to his services as the managing director. The agreement commenced on 27 February 2006 this agreement is for a term of 36 months, after which at least three (3) months written notice by one of the parties is required to terminate the agreement. The current remuneration payable to Wayne Loxton is AU$350,000 per annum plus benefits and is subject to review from time to time or upon agreed milestones. After an initial period of six Wayne Loxton is entitled to up to 12 months salary as a termination benefit.

12.2 The Company has entered into a service agreement with Jeffrey Moore in relation to his services as the managing director. This agreement commenced on 9 February 2004. The agreement is for a term of 12 months, after which at least three (3) months written notice by one of the parties is required to terminate the agreement. The current remuneration payable to Jeffrey Moore is AU$15,000 per month and is subject to review from time to time or upon agreed mile stones. Mr Moore is not entitled to severance pay in excess of unpaid salary and accrued leave on termination of the agreement in accordance with its terms.

12.3 None of the non-executive directors were appointed to hold office for a set period.

12.4 There are no service agreements between the company and Mark Caruso and Gregory Steemson. However, Mark Caruso is paid a feesof AU$7,700 per month and Gregory Steemson is paid a fee of AU$800 per day worked for the Company.

12.5 In the financial year ended 30 June 2005 the aggregate remuneration paid to the Directors was A$315,398 and in the six month period ended on the Interim Report Date the aggregate remuneration paid to the Directors was 207,241 excluding the value of Options granted in November 2005.

12.6 On the basis of the arrangements in force at the date of the Announcement, it is estimated that the aggregate remuneration payable to the Directors for the year ended 30 June 2006 will be A$539,910 .

13 EMPLOYEES

13.1 The Company currently has 10 full time employees other than the following who are employed either at the Company's registered office or its Brisbane office:

13.2 The Company's subsidiary Simberi Gold Company Limited has 138 employees in Papua New Guinea.

14. PRINCIPAL HOLDERS OF SECURITIES

14.1 The Company is aware of the following shareholdings which represent three per cent or more of the Company's issued and outstanding Ordinary Shares, as at 29 March 2006, being the latest practicable date prior to the issue of this Announcement:

Shareholder	Numbers Held	Percentage of Ordinary Shares (%)	Percentage of Ordinary Shares Post Placement (%)
Mineral Commodities Limited*	**19,156,054**	**11.67**	**7.86**
Westpac Custodian Nominees Pty Ltd	**17,696,218**	**10.78**	**7.26**
Citicorp Nominees Pty Ltd	**10,706,593**	**6.52**	**4.39**
National Nominees Limited	**8,825,152**	**5.38**	**3.62**
HSBC Custody Nominees (Australia) Ltd	**6,361,341**	**3.88**	**2.61**
National Custodian Services Ltd	**6,000,000**	**3.66**	**2.46**

* This includes the 694,168 shares held by Mark Caruso who is a director and shareholder of Mineral Commodities Limited through Zurich Bay Holdings Pty Ltd which hold 9,256,015 representing 14.9% of the shares in Mineral Commodities Limited.

14.2 Save as disclosed above, the Company is not aware of any person who, immediately following Admission will, directly or indirectly, be interested in three per cent or more of the capital of the Company or who, directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

15. CORPORATE GOVERNANCE

15.1 The ASX Listing Rules require disclosure of a company's main Corporate Governance practices and full details of corporate governance policies that have been adopted by the Company's Board are available on the Company's website www.alliedgold.com.au. A summary of the main Corporate Governance practices that have been applied during the last financial year ended 30 June 2005 and which are being applied during the current financial year is set out in the Company's annual report for the period ended 30 June 2005, which is also available on the Company's website.

15.2 The Company has adopted a share dealing code for the Directors and certain employees, which the Directors consider appropriate for a company whose shares are admitted to trading on AIM and the Company will take all reasonable steps to ensure compliance by its Directors and any relevant employees.

16. TAXATION

Summary of Taxation Implications

The paragraphs below comment on the general Australian and UK taxation position of individual and corporate resident and non-resident Shareholders in relation to the payment of dividends by the Company and the future disposal of their Ordinary Shares.

The following comments are intended as a general guide to the UK and Australian tax implications only. This should not be a substitute for individual advice from an appropriate professional adviser and all persons are strongly advised to obtain their own professional advice on the tax implications of acquiring, owning and disposing of Ordinary Shares based on their own specific circumstances.

The comments are based on the law and understanding of the practice of the tax authorities in the UK and Australia at the date of this document.

16.1 Australian Taxation

(a) Taxation of Future Share Disposals

Australian Resident Shareholders – General

Australian Shareholders who trade Ordinary Shares in the ordinary course of their business or who acquire Ordinary Shares for the purpose of profit-making by sale will hold their Ordinary Shares on revenue account. These Shareholders must include any profits made on the disposal of their Ordinary Shares in their assessable income. Shareholders who include profit made on the disposal of their Ordinary Shares in their assessable income are not assessed for tax under the capital gains tax provisions but under the ordinary income tax provisions.

All other Australian Shareholders will hold their Ordinary Shares on capital account. These Australian resident Shareholders must consider the impact of Australian capital gains tax rules on the disposal of their Ordinary Shares. A Shareholder derives a capital gain on the disposal of Ordinary Shares where the consideration received on disposal exceeds the capital gains tax cost base of the Ordinary Shares.

A Shareholder derives a capital loss on the disposal of Ordinary Shares where the consideration received on disposal is less than the capital gains tax reduced cost base of the Ordinary Shares. All capital gains and losses

for the year are added together to produce a net capital position. A net capital gain for a financial year is included in the resident taxpayer's assessable income and is subject to taxation in Australia. A net capital loss may generally be carried forward to the next financial year to be deducted against future capital gains.

Non-Australian Resident Shareholders – General

Non-Australian resident Shareholders who hold Ordinary Shares on revenue account may need to include profits from the sale of Ordinary Shares in their assessable income. Applicable double taxation agreements may provide relief from Australian taxation.

Non-Australian resident Shareholders who do not hold Ordinary Shares on revenue account may be subject to Australian capital gains tax upon disposal of their Ordinary Shares. Non-Australian resident Shareholders will only be subject to Australia's capital gains tax on the disposal of Ordinary Shares if they and their associates held 10 per cent or more of the issued capital of the Company at any time within five years of the disposal. These Shareholders may be able to obtain relief from Australian capital gains tax via the application of any relevant double taxation agreement.

Non-Australian resident Shareholders, who together with associates own less than 10 per cent of the Company's issued capital, will not be subject to Australia's capital gains tax rules.

The Australian government has announced that legislation will be introduced before the end of the 2005-2006 financial year to amend the capital gains tax legislation as it applies to non-Australian residents. Under the announced changes, it is proposed that from the time of the legislation being enacted non-Australian residents will no longer be subject to capital gains tax on the disposal of their ordinary shares, subject to measures to preserve Australian taxation on non-portfolio shareholdings where the value of the shares is wholly or principally attributable to Australian real property including mining rights.

Capital Gains Tax Discount

Shareholders that are either individuals, trusts or complying superannuation funds (and in some cases a life insurance company) (whether resident or non-Australian resident) may be entitled to obtain a capital gains tax discount in relation to a net capital gain derived in a financial year. The "discount percentage" is 50 per cent for an individual or a trust and 33 1/3 per cent for complying superannuation entities. Broadly, this capital gains tax discount is only available if the Shareholder has held the Ordinary Shares for at least twelve months. The concession is not available to a Shareholder that is a company.

(b) Dividends

Dividends are paid to Shareholders from the accounting profits of the Company. Australian resident Shareholders will receive credits for any Australian corporate tax that has been paid on these profits. These credits are known as "franking credits" and they represent the extent to which a dividend is "franked". It is possible for a dividend to be either fully or partly franked. Where a dividend is partly franked the franked portion is treated as fully franked and the remainder as being unfranked.

It should be noted that the definition of dividend for Australian tax purposes is broad and can include certain capital returns and off-market share buy-backs.

Australian Resident Shareholders – Individuals

Individual resident Shareholders will need to include dividends and the amount of any franking credits attached thereto in their assessable income in the period in which they receive the dividend. Individual Shareholders will receive tax credits for any franking credits attached to the dividend. Individual Shareholders may receive a tax refund if the franking credits attached to the dividend exceed their tax payable on the receipt of the dividend. Individuals will need to pay additional tax at their marginal rate of tax if the tax payable as a result of receiving the dividend exceeds the franking credits attached to the dividend.

Australian Resident Shareholders – Corporate

Dividends payable to Australian resident corporate Shareholders together with the amount of any franking credits attached thereto will be included in their assessable income in the year the dividend is paid. The

corporate Shareholder will be entitled to a tax offset to the extent that the dividend is franked. This would result in the dividend being free of further company tax to the extent that it is franked. A fully franked dividend should effectively be free of tax to an Australian resident corporate Shareholder. Where franking credits are unused by a corporate shareholder because the corporate shareholder's tax payable has been reduced to $Nil they may be converted to income tax losses. The franking credits attaching to dividends received will be added to the corporate shareholder's franking account.

Non-Australian Resident Shareholders – General

Unfranked dividends payable to non-Australian resident Shareholders will be subject to withholding tax. Withholding tax is generally imposed at thirty per cent unless a Shareholder is a resident of a country with which Australia has a double taxation agreement. The double taxation agreement may reduce the withholding tax rate to a range of between 5 per cent and 15 per cent depending on the country of residence of the non-Australian resident Shareholder.

Unfranked dividends paid to non-Australian residents by a resident company from conduit foreign income may not be subject to withholding tax. Broadly, the conduit foreign income measures provide tax relief for unfranked dividends paid to non-Australian residents from conduit foreign income, being amounts of foreign income and gains that are earned by or through an Australian corporate tax entity and, which are ordinarily sheltered from Australian tax when received by the Australian corporate tax entity. The conduit foreign income rules generally apply even where the conduit foreign income passes through a series of Australian corporate tax entities to the ultimate foreign owners.

Fully franked dividends are not subject to withholding tax. Non-Australian resident Shareholders may be assessable for tax on any such dividends in their country of residence. They should consider the impact of dividends under their domestic tax regime.

(c) Depository Interests

Australian resident and non-Australian resident holders of Depository Interests will be subject to Australian taxation laws in the same way as if they held the underlying Ordinary Shares directly.

16.2 UK Taxation

The following paragraphs broadly outline the taxation position of Shareholders holding Ordinary Shares or Depositary Interests in the Company. The following paragraphs provide general advice only. Each Shareholder's specific circumstances will impact on their taxation position. All Shareholders are therefore recommended to obtain their own taxation advice.

In particular, all such Shareholders should consider the potential impact of any relevant double taxation conventions on their shareholding.

(a) Taxation of Chargeable Gains

UK Resident Shareholders

A disposal or deemed disposal of Ordinary Shares or Depository Interests by a Shareholder who is (at any time in the relevant UK tax year) resident or ordinarily resident in the UK may give rise to a chargeable gain (subject to the availability of exemptions and reliefs) or an allowable loss for the purpose of the UK taxation of chargeable gains.

Non-UK Resident Shareholders

Broadly, a Shareholder who is not resident in the UK for tax purposes but who carries on a trade, profession or vocation in the UK through a branch or agency or, in the case of companies only, a permanent establishment, in connection with which the Ordinary Shares or Depository Interests are used, held or acquired may also be subject to UK taxation on chargeable gains on a disposal of those Ordinary Shares or Depository Interests.

Special rules may apply to tax gains on disposals or deemed disposals made by individuals who are not currently (but who have been) either resident or ordinarily resident in the UK or to any individuals who are

temporarily not resident nor ordinarily resident in the UK. Any such individuals should obtain specialist tax advice.

(b) Dividends

The Company will not be required to withhold UK tax from dividends paid on the Ordinary Shares.

UK-resident shareholders

Any holder of Ordinary Shares who is resident in the UK will generally be liable to UK income tax or corporation tax as the case may be on the amount of any dividends paid by the Company. Individual shareholders whose income, including the dividends, is within the lower or basic rate bands of UK taxation will be liable to the 'dividend ordinary rate' of income tax at 10 per cent. Those individuals whose income, including the dividends, is within the higher rate band of UK taxation will be charged to the 'dividend upper rate' of income tax at 32.5 per cent. UK resident shareholders should note that, in particular, there will be no notional UK tax credit attaching to the dividends.

If a non-corporate shareholder is not ordinarily resident or domiciled in the UK they will only be liable to income tax on dividends of the Company in accordance with the preceding paragraph to the extent that the dividend is received in or remitted to the UK. Such shareholders should obtain advice as to what amounts to 'received in' or 'remitted to'.

Non-UK resident shareholders

Broadly, a non-UK resident Shareholder who carries on a trade, profession or vocation in the UK through a branch or agency or, in the case of companies only, a permanent establishment, in connection with which the Ordinary Shares or Depository Interests are used, held or acquired may be subject to UK income tax or corporation tax as the case may be on the amount of dividends paid by the Company.

Relief for Australian tax

Relief may be available against a charge to tax in the UK for Australian dividend withholding tax ("WHT") suffered. The amount of the dividend received plus the WHT will comprise the assessable income of the UK-resident Shareholder.

In these circumstances the Shareholder may be entitled to a credit for the WHT. If available, the credit would be limited to the lesser of the WHT or the UK tax payable on the combined amount of the dividend plus WHT. If the WHT exceeds the UK tax payable on the dividend, the excess is neither creditable nor repayable.

A UK-resident company may also seek relief for underlying tax (for Australian tax charged on profits out of which the dividend was declared) where the UK company owns 10 per cent. or more of the voting rights in the Company. As the credit given in the UK for Australian tax suffered on the dividend cannot exceed the UK corporation tax liability on the dividend, a UK-resident company may, subject to it satisfying the relevant provisions, be entitled to claim credit for any eligible unrelieved Australian tax (both WHT and underlying tax) against qualifying dividends received from other sources.

UK resident shareholders may be able to take advantage of the double taxation convention in force between the UK and Australia to reduce the amount of WHT suffered in Australia (if any).

(c) Inheritance Tax

If any Shareholder is an individual and is regarded as domiciled in the UK for inheritance tax purposes, inheritance tax may be payable in respect of the Ordinary Shares or Depository Interests on the death of the Shareholder. The gift of the Ordinary Shares or Depository Interests may have Inheritance Tax implications.

In the case of a Shareholder who an individual but who is not regarded as domiciled in the UK for these purposes, no such UK inheritance tax will be payable if the Ordinary Shares or Depository Interests are not situated in the UK for inheritance tax purposes. The Ordinary Shares or Depository Interests must be regarded as situated in the UK for these purposes if they are registered on the Company's UK branch register.

(d) UK Stamp Duty and Stamp Duty Reserve Tax

The following comments do not apply to Ordinary Shares issued or transferred into depository or clearance arrangements, to which special rules apply.

There is generally no liability to UK stamp duty or stamp duty reserve tax ("SDRT") on the issue of Ordinary Shares by the Company.

The transfer of Depositary Interests after the admission of the Company to AIM will be exempt from SDRT. If the Ordinary Shares are transferred outside of CREST using a written instrument of transfer, there may be a charge to UK stamp duty at 0.5 per cent. of the consideration given if the transfer is executed in the UK or relates to anything done, or to be done, in the UK.

Any person who is in any doubt as to his tax position or is subject to taxation in a jurisdiction other than Australia or the UK should consult an appropriate professional adviser.

17. MATERIAL CONTRACTS

In addition to the agreements summarised in the Public Record (which can be found at www.asx.com.au), the following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the Company or its subsidiaries during the two years immediately preceding the date of the Announcement and are, or may be, material as of the date of the Announcement:

17.1 An engagement letter dated 19 December 2005 between the Company (1) and Beaumont Cornish Limited (2) under which Beaumont Cornish agreed to assist the Company in relation to the application for Admission and to act as the Company's nominated adviser. The engagement letter contains an indemnity from the Company in respect of the services provided by Beaumont Cornish. The Company has agreed to pay Beaumont Cornish a fee of £30,000 (plus VAT if applicable) in relation to the application for Admission together with the issue of Unlisted Options over Ordinary Shares to the value of £20,000 based on the share price of 50 cents.

17.2 An engagement letter dated 16 December 2005 between the Company (1) and Mirabaud Securities Limited (2) under which Mirabaud Securities Limited agreed to act as the Company's broker in relation to the application for Admission.

17.3 An agreement dated 19 December 2005 between Beaumont Cornish Limited (1) the Company (2) and the Directors (3) under which the Company appointed Beaumont Cornish Limited to act as retained Nominated Adviser to the Company for the purposes of AIM with effect from Admission and continuing for an initial period of 12 months and thereafter shall be terminable by the giving of 90 days' written notice by either party. The Company agreed to pay Beaumont Cornish Limited an initial fee of £25,000 per annum for its services as Nominated Adviser under this agreement. The agreement contains certain undertakings and indemnities given by the Company and the Directors in respect of, inter alia, compliance with all applicable laws and regulations.

17.4 An agreement dated 23 March 2006 between Mirabaud Securities Limited (1) the Company (2) and the Directors (3) under which the Company appointed Mirabaud Securities Limited to act as Broker to the Company for the purposes of AIM with effect from Admission and continuing for an initial period of 12 months and thereafter shall be terminable by the giving of 90 days' written notice by either party. The Company agreed to pay Mirabaud Securities Limited an initial fee of £15,000 per annum for its services as Broker under this agreement. The agreement contains certain undertakings and indemnities given by the Company and the Directors in respect of, inter alia, compliance with all applicable laws and regulations

17.5 An agreement dated 23 March 2005 entered into by (1) the Company and (2) Mirabaud Securities Limited (the "Placing Agreement") under which the Company has agreed to pay Mirabaud Securities Limited a commission of five per cent. and issue to Mirabaud Securities Limited warrants to subscribe for 1,000,000 at an exercise price of the total placing proceeds of A$0.50 on or before 31 December 2008. The Placing Agreement contains certain warranties and indemnities given in favour of Mirabaud Securities Limited by the Company as to the Company and its business.

17.6 An engagement letter, the "Hartley's Placing Agreement", dated 7 February 2006 between the Company (1) and Hartley's Limited ("Hartley's") (2) pursuant to which the Company agreed to pay Hartley's a commission of 5% of the amount subscribed pursuant to the placing of up to 15,192,027 Ordinary Shares at A$0.44 each. The Hartley's Placing Agreement contains certain warranties and indemnities given by the Company in favour of Hartley's.

17.7 The Company will pay corporate fees of approximately A$30,000 (approximately £12,875) to R.J. Barras & Co for services to assist the Company to prepare itself for Admission.

17.8 Save as disclosed in this document or in the Public Record there have been no related party transactions (within the meaning of EC Regulation 1606/2002).

17.9 David Lymburn is paid consultancy fees of AU$700 per day worked on behalf of the Company.

17.10 Kennecott Exploration (Australia) Ltd and Niugini Mining Ltd have an option to acquire 50% of any mining development in relation to the mineral production in the Tabar Islands if a feasibility study indicates that a project could produce at least 150,000 ounces of gold or gold equivalent, annually per five consecutive years from a designated mining development area. Exercise of the option requires payment to Nord Pacific Limited (a wholly owned subsidiary of the company) of 2.5 times Nord Pacific Limited's expenditure from 1994 to the date of exercise of the option on the designated mining development area. The option must be exercised within six months of receipt by Kennecott Explorations (Australia) Ltd and Niugini Mining Ltd of a copy of the feasibility study otherwise it will lapse. In the opinion of the directors the feasibility study for the Simberi Oxide Gold Project does not invoke the option.

17.11 Nord Australex Nominees (PNG) Limited, a subsidiary of the Company, was granted Mining Lease 136 ("ML136") for the mining and exploitation of the Simberi oxide deposits for a period of 12 years. A mining lease provides tenure to carry out construction and operations. ML136 has been granted for a term expiring on 31 December 2008 and may be extended indefinitely to cover the life of the project provided that production is being obtained at the end of the primary term. ML136 covers 2,560 hectares. Nord Australex Nominees (PNG) Limited, a subsidiary of the Company is the sole beneficiary and is the holder of the Exploration Licence 609 ("EL609"). EL609 essentially covers the balance of the Tabar Islands. The term of EL609 has been extended until 5 May 2007 pursuant to the Company having completed its previous work programs and pursuant to an approved exploration plan.

The holder of a mining lease is obligated to pay a royalty to the PNG Government equal to 2% of the net smelter returns derived from sale of the recovered minerals or metals, a substantial portion or all of which is distributed to the landowners and the Local Level Community Government.

The standard conditions of ML136 include the following requirements:

- The Lessee must follow an approved proposal. A proposal has been submitted and approved.
- the Lessee must comply with the Mining (Safety) Act.
- The Lessee must comply with conditions imposed by the Department of Environment and Conservation and by conditions set out by the Bureau of Water Resources.
- The Lessee must provide the Department of Mining and Petroleum with six monthly reports on exploration and monthly production figures.
- The Lessee may not use the land without the consent of the State for other purposes than for which the lease was granted.
- The Lessee must not interfere with the cultural use of the land without permission and will accommodate traditional uses subject to efficient and safe mining practices.
- The Lessee shall compensate the owners of private land which is located within the Mining Lease to a level at least within accordance of the Act.

- The Lessee shall provide the Department of Mining and Petroleum with a Closure Plan and Schedule at least one year before shutdown.

- The Lessee shall stockpile all topsoil, where practical, to be used for re-vegetation purposes.

- The Lessee shall submit the open pit mine plan to the Chief Inspector of Mines six weeks before start of mining operations.

- The Lessee shall submit to the Chief Inspector of Mines all mine plant plans and details, for the mine construction phase and later.

The conditions of the Approved proposal were:

- That gold production should have commenced by 31 December 1998. This date has been extended to 31 December 2006.

- The Lessee shall provide an alternative water supply to any village whose normal water supply is impacted by the development. This condition has been addressed by the installation of rainwater tanks, piped spring water and bores installed with hand pumps in a number of the affected areas.

- The Lessee shall maintain all drainage channels from the mining areas to minimise flood impacts on village areas.

EL609 covers an area of 234 square kilometers (90.4 square miles) and extends over the islands of big Tabar, Tatau and the western side of Simberi Island. Exploration licenses are granted for two years and can be extended in two year terms subject to the approval of the Minister for Mining. The conditions of EL609 are:

- Compliance with the work program submitted at the time of application; and

- The State has the right to acquire up to 30% equity in the any mineral discovery within the license.

18. LITIGATION

There are no legal or arbitration proceedings which are active, pending or threatened against, or being brought by, the Company or any Shareholder of the Group which are having or may have a significant effect on the Company's or the Group's financial position nor have there been in the previous 12 month period prior to the date of this Appendix.

19. GENERAL

19.1 Other than those disclosed in the Announcement or as otherwise disclosed on the Public Record, there have been no interruptions in the Company's business which may have or have had in the last twelve months a significant effect on the Company's financial position.

19.2 Other than those disclosed in the Announcement or as otherwise disclosed on the Public Record, there are no significant investments by the Company under active consideration other than the decision to mine and commence development of The Simberi Oxide Gold Project located in the Tabar Islands of Papua New Guinea.

19.3 Other than as disclosed in the Announcement or as otherwise disclosed on the Public Record, the Directors are not aware of any exceptional factors which have influenced the Company's activities.

19.4 Other than as disclosed in the Announcement or as otherwise disclosed on the Public Record, there has been no significant change in the financial or trading position of the Company since the Interim Report Date, being the date to which the last audited financial statements of the Company, were published.

19.5 Save as mentioned in paragraph 17, there are no persons (excluding professional advisers otherwise disclosed in the Announcement or in the Public Record and trade suppliers) who have received,

directly or indirectly, from the Company within the 12 months preceding the date of the Announcement nor have they entered into contractual arrangements (not otherwise disclosed in the Announcement) to receive, directly or indirectly from the Company on or after Admission fees or securities in the Company or any other benefit, with a value of £10,000 or more at the time of Admission.

19.6 The Company's accounting reference date is 30 June.

19.7 No dividends have been paid or declared since the commencement of the financial year and no dividends have been recommended by the Board.

19.8 The Company's latest published annual report and accounts for the financial year ended 30 June 2005 together with the audited Interim Report and a Schedule showing the changes to the annual report and accounts as a result of International Accounting Standards can be found on the Company's website www.alliedgold.com.au.

19.9 It is emphasised that, although the Ordinary Shares will be admitted to trading on AIM, the Company will not be subject to takeover regulation in the UK. The UK's City Code on Takeovers and Mergers will not apply to the Company. However, the Company is subject to provisions regulating takeovers under Australian law.

19.10 BDO Chartered Accountants have given and have not withdrawn its written consent to the inclusion in the Announcement of references to their name in the form and content in which it appears.

19.11 Beaumont Cornish Limited have given and have not withdrawn their written consent to the inclusion in the Announcement of references to their name in the form and context in which it appears.

19.12 Mirabaud Securities Limited have given and have not withdrawn their written consent to the inclusion in the Announcement of references to their name in the form and context in which it appears.

19.13 For the purpose of the AIM Rules Golder Associates Pty Ltd confirm that (a) they are responsible for their report at Schedule 1 of the Appendix and declare that they have taken all reasonable care to ensure that the information contained in their report is, to the best of their knowledge, in accordance with the facts and contains no omission likely to affect its import and have given and have not withdrawn their written consent to the inclusion in the Announcement of references to their name in the form and context in which it appears and (b) that the information contained in the Appendix which relates to information contained in their report is accurate, balanced and complete and is not inconsistent with our report.

19.14 The costs, charges and expenses payable by the Company in connection with or incidental to Admission, including registration and stock exchange fees, legal and accounting fees and expenses are estimated to amount to A$350,000.

19.15 The Company's ISIN number is AU000000ALD4.

19.16 The company is incorporated in Australia, has its registered office and principal place of business in Australia and is resident in Australia. Transactions in the Ordinary Shares are governed by the Corporations Act, the Constitution and ASX Listing Rules and regulated by ASIC, ASX and the Takeovers Panel (established under Part 10 of the Australian Securities and Investment Commission Act 2001 of the Commonwealth of Australia), with which the Company complies. The Corporations Act forbids the acquisition of a "relevant interest" (basically, power to vote or dispose of the share) in voting shares in a company incorporated in Australia if, as a result, the "voting power" of the acquirer (or any other person) would increase from 20% or below to more than 20%. Similarly, the acquisition is forbidden if any person who already has more than 20%, but less than 90%, of the voting power gains increased voting power in the target company.

There are several exceptions which allow acquisitions which would otherwise be prohibited from taking place. These exceptions include acquisitions:

(a) under a formal takeover offer in which all shareholders can participate;

(b) with the approval of the Company's Shareholders given at a general meeting of the Company; and

(c) in 3% increments every 6 months (provided the acquirer has had voting power of at least 19% in the target company for at least 6 months).

19.17 There have been no indications of public takeover bids by third parties in respect of the Company's equity which have occurred during the best financial year or current financial year.

19.18 Other than those disclosed in this Appendix or as otherwise disclosed on the Public Record there are no environmental issues that the Company or its Directors are aware which may affect the Company's projects.

30 March 2006

Schedule 1

(Competent Persons Report)

Please see attached

Schedule 2

RISK FACTORS

Mining risks

The business of exploration for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. The mineral deposits to be assessed by the Group may not contain economically recoverable volumes of precious or base metals. Should the mineral deposits contain economically recoverable resources then delays in the construction and commissioning of mining projects or other technical difficulties may result in the Group's current or future projected target dates for production being delayed or further capital expenditure being required.

The operations of the Group may be disrupted by a variety of risks and hazards which are beyond the control of the Company, including geological, geotechnical and seismic factors, environmental hazards, industrial accidents, occupational and health hazards, technical failures, labour disputes, unusual or unexpected rock formations, flooding and extended interruptions due to inclement or hazardous weather conditions, explosions and other acts of God. These risks and hazards could also result in damage to, or destruction of, production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability. No assurance can be given that the Company will be able to obtain insurance coverage at reasonable rates (or at all), or that any coverage it obtains will be adequate and available to cover any such claims.

The occurrence of any of these hazards can delay activities of the Company and may result in liability. The Group may become subject to liability for pollution or other hazards against which it has not insured or cannot insure, including those in respect of past exploration activities for which it was not responsible.

Specific additional risks include:

Expansion targets and operational delays

The Company plans to bring to production and expand mining assets. However, there can be no assurance that it will be able to complete these expansions on time or to budget, or that the current personnel, systems, procedures and controls will be adequate to support the Company's operations. Any failure of management to identify problems at an early stage may have an adverse impact on the Company's financial performance.

Volatility of metal prices and exchange rates

Historically, metal prices have displayed wide ranges and are affected by numerous factors over which the Group does not have any control. These include world production levels, international economic trends, currency exchange fluctuations, expectations for inflation, speculative activity, consumption patterns and global or regional political events. In the case of gold, purchases and sales of bullion holdings by central banks or other large holders or dealers may also have an impact on the market and price. The aggregate effect of these factors is impossible to predict.

The market for some metals is relatively illiquid and small purchases or sales of the metals can have a material impact on the price, resulting in a higher volatility and distorting the price away from the fundamental supply-demand balance.

There is also uncertainty as to the possibility of increases in world production both from existing mines and as a result of mines currently closed being reopened in the future if price increases make such projects economic.

As a result of the above factors, price forecasting can be difficult to predict or imprecise.

Any future Allied Gold income from its product sales will be subject to exchange rate fluctuations and could become subject to exchange controls or similar restrictions. Currency conversion may have an adverse effect on income or asset values.

Mineral exploration risks

Mineral exploration is highly speculative in nature, involves many risks and frequently is unsuccessful. There can be no assurance that any mineralisation discovered will result in an increase in the proven and probable reserves of the Group. If reserves are developed, it can take a number of years from the initial phases of drilling and identification of mineralisation until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract metals from ore and, in the cases of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the exploration programmes undertaken by the Group will result in any new commercial mining operations being brought into operation.

Governmental regulations and processing licences

Government approvals, licences and permits are subject to the laws and regulations of the applicable governments or government offices. The Company must comply with known standards, existing laws and regulations that may entail greater or lessor costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and laws implemented by the permitting authority, new laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on the Company's results of operations and financial condition.

The Group's exploration, mining and processing activities are dependent upon the grant of appropriate licences, concessions, leases, permits and regulatory consents which may be forfeited or made subject to limitations. There can also be no assurance that they will be renewed or if so, on what terms.

Development projects

For development projects, estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades or ore to be mined and processed, the configuration of the ore body, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns may differ from those currently estimated.

Limited Operating History

The Group has no properties producing positive cash flow and its ultimate success will depend on its ability to generate cash flow from producing properties in the future. The Group has not earned profits to date and there is no assurance that it will do so in the future. A portion of the Group's activities will be directed to the search for and the development of new mineral deposits. Significant capital investment will be required to achieve commercial production from the Group's existing projects and from successful exploration efforts. There is no assurance that the Group will be able to raise the required funds to continue these activities.

Financing

The successful extraction of precious, base metals and other minerals will require very significant capital investment. In addition, delays in the construction and commissioning of any of the Group's mining projects or other technical difficulties may result in projected target dates for related production being delayed and/or further capital expenditure being required. In common with all mining and drilling operations, there is uncertainty, and therefore risk, associated with operating parameters and costs resulting from the scaling up of extraction methods tested in laboratory conditions. Allied Gold's ability to raise further funds (which may be sought partially from Shareholders) will depend on the success of existing and acquired operations. Allied Gold may not be successful in procuring the requisite funds and, if such funding is unavailable, the Company may be required to reduce the scope of its operations or anticipated expansion.

Reserve and resource estimates

Resources estimates are expressions of judgment based on knowledge, experience and resource modeling. As such, resource estimates are inherently imprecise and rely to some extent on interpretations made. Despite employing qualified professionals to prepare resource estimates, such estimates may nevertheless prove to be inaccurate. Furthermore, resource estimates may change over time as new information becomes available. Should the Company encounter mineralisation or geological formations different from those predicted by past drilling, sampling and interpretations, resource estimates may need to be altered in a way that could adversely affect the Company's operations.

Environmental factors

The Group's operations are subject to environmental regulation (including regular environmental impact assessments and permitting) in all the jurisdictions in which it operates. Such regulation covers a wide variety of matters, including, without limitation, prevention of waste, pollution and protection of the environment. The Company may also be subject under such regulations to clean-up costs and liability for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. Environmental legislation and permitting are likely to evolve in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees.

Political risks

Although political conditions in the countries in which the Group operates are generally stable, changes may occur in their political, fiscal and legal systems which might affect the ownership or operation of the Group's interests, including *inter alia*, changes in exchange control regulations, expropriation of mining rights, changes in government and in legislative and regulatory regimes.

Limitations on foreign control of mining companies

Papua New Guinea encourages and welcomes foreign investment. The government has made considerable effort to curtail regulatory and administrative requirements especially in the resources sector.

In 1992 the Government created the Investment Promotion Authority (IPA) to facilitate and certify foreign investment. It provides the first point of contact for investors and provides them with information and assistance in obtaining relevant government approvals. A foreign enterprise (one that is 50% or more controlled by non-citizens, or is controlled by non-citizens) must be certified by the IPA before it may conduct business activity.

Private entities may freely establish, acquire and dispose of interests in business enterprises, subject to laws requiring registration and certification of companies.

Subject to laws relating to taxation and exchange control, there are no restrictions on a foreign investor to remit earnings overseas and repatriate capital.

Uninsured risks

The Group, as a participant in exploration and mining programmes, may become subject to liability for hazards that cannot be insured against or against which it may elect not to be so insured because of high premium costs or other reasons. The Group may incur a liability to third parties (in excess of any insurance cover) arising from pollution or other damage or injury.

Dependence on key personnel

The Group is dependent upon its current executive management team. Whilst it has entered into contractual arrangements with the aim of securing the services of these personnel, the retention of their services cannot be guaranteed. Accordingly, the loss of any key management of the Group may, temporarily, have an adverse effect on the future of the Group's business. The Group competes with numerous other companies and individuals in the search for and acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and contractors.

Currency Risk

Currency fluctuations may affect the cash flow that the Group will realise from its operations, as mineral production is sold in the world market in United States dollars. The Group's costs are incurred primarily in United States dollars, and Australian dollars and also in the currencies of the countries where it has exploration and development rights. Fluctuations in exchange rates between currencies in which the Company operates may cause fluctuations in its financial results which are not necessarily related to the Group's underlying operations.

Areas of investment risk

The Shares will be quoted on AIM rather than the Official List. An investment in shares quoted on AIM may carry a higher risk than an investment in shares quoted on the Official List. AIM has been in existence since June 1995 but its future success and liquidity in the market for the Company's securities cannot be guaranteed. Investors should be aware that the value of the Shares may be volatile and may go down as well as up and investors may therefore not recover their original investment.

The market price of the Shares may not reflect the underlying value of the Company's net assets. The price at which investors may dispose of their shares in the company may be influenced by a number of factors, some of which may pertain to the Company, and others of which are extraneous. On any disposal Investors may realise less than the original amount invested.

Specific risks

Pursuant to the Nord Transaction approved by shareholders on 17 September 2004, Nord Pacific Limited has become a wholly owned subsidiary of the Company and the Company has invested funds various overseas subsidiaries (thereby making the Company susceptible to exchange rates). The Company will therefore be obliged to comply with applicable foreign laws in respect of this subsidiary and its operating assets.

The following are risks more specifically associated with the Company's operations in Papua New Guinea:

(a) Legal Systems

Papua New Guinea has a less developed legal system than Australia, which may result in risks such as: (i) potential difficulties in obtaining effective legal redress in the courts of Papua New Guinea, whether in respect of a breach of law or regulation, or in an ownership dispute; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. The commitments of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licences and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed.

(b) Civil Unrest

There have been instances of civil unrest within Papua New Guinea. Although the Company believes that the risk of civil insurrection on Simberi Island and the Tabar Islands in general is unlikely, there can be no assurance that the people of the region will not disrupt operations at the proposed mine site in the future.

(c) Government Stability

The proposed mining operations are subject to political, economic and other uncertainties, including the risk of civil rebellion, expropriation, nationalisation, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions and international monetary fluctuations. Future Papua New Guinea Government actions concerning the economy or the operation and regulation of nationally important facilities such as mines could have a significant effect on the company. No assurances can be given that the Simberi operation will not be adversely affected by future developments in Papua New Guinea. Fiscal and tax policy in Papua New Guinea can be uncertain and subject to sudden changes. For example, the Papua New Guinea Government imposed and later replaced a 4% mining levy and 15% withholding tax on interest in 1998 and 1999. In addition to the national Papua New Guinea Government, Papua New Guinea has a system of 19 provincial level governments, which are funded almost entirely by direct grants from the national Papua New Guinea Government. In the past, there have been disagreements between the Papua New Guinea Government and the provincial level governments of Papua New Guinea, primarily in relation to power sharing and revenue arrangements.

(d) Papua New Guinea Land Policy

Since 1978 the Papua New Guinea Government has maintained a policy of holding an equity participation option of up to 30% in mining projects located in Papua New Guinea. This equity has been purchased on a historical or sunk cost basis. In 1992, the previous Papua New Guinea Government announced a decision to increase the Papua New Guinea Government's equity interest in an existing gold project at Porgera and renegotiated that interest from 10% to 25%. Although the other joint venturers in the Porgera project resisted this move, a price was ultimately negotiated and accepted by all parties. The Company is not aware of any current intention on the part of the Papua New Guinea Government to seek equity participation in the Tabar Islands projects. No assurance can be given that the Papua New Guinea Government will not seek to acquire equity in the Simberi or other Tabar Islands properties in the future. In the past the Papua New Guinea Government has taken equity only in major mining projects of national significance.

Approximately 97% of land in Papua New Guinea is held under a land tenure system, the nature and terms of which vary considerably throughout the country. In general, land held under such tenure cannot be alienated and is almost entirely communally owned. Title to most land in Papua New Guinea has not been recorded or registered and there has been little surveying. As a result, title to land (in Western legal terms) is often unclear. Disputes over land ownership are common, especially in the context of resource developments. Identifying all the affected landowners, and structuring compensation arrangements that are both fair and acceptable to all of them, can be difficult. The Company believes that the satisfactory resolution of local landowner concerns is essential to the development and operation of a mine in Papua New Guinea and believes that it enjoys an excellent relationship with the affected landowners. The Company has always been committed to spending considerable time, effort and expense in order to resolve landowner issues relating to the Simberi operation, but there can be no assurance that disruptions arising out of landowner dissatisfaction will not occur. The Company will also be affected by SGC's efforts in this regard.

The risks above may not necessarily comprise all those faced by the Company and are not intended to be presented in any assumed order of priority.

Competent Person's Report

on the

Mineral Assets

of

Allied Gold Ltd

20 February 2006

Peter Onley

MBA, MSc, BSc (Hons), FAusIMM, CP.

Principal

Golder Associates Pty Limited

1 Havelock Street
West Perth
Western Australia 6005
Australia

EXECUTIVE SUMMARY

Allied Gold Ltd, a public company listed on the Australian Stock Exchange, will be developing its wholly owned Simberi Oxide Gold Deposit located on Simberi Island in Papua New Guinea. The company is seeking to list on London Stock Exchange's Alternative Investment Market ("AIM").

Golder Associates Pty Ltd prepared this Competent Person's Report for submission as part of Allied's proposed Fast Track listing on AIM.

In addition to the Simberi Oxide Gold Project, the company also has interests in other exploration properties in Australia and Mexico. The projects in Australia comprise a 10% interest in the Monakoff Copper-Gold Project in Queensland, 20.4% interest in the Mandilla Well Gold Project in Western Australia and 100% interest in the Red Dam Project also in Western Australia. In Mexico, the company has a 100% interest in the Mapimi Silver-Lead-Zinc Project located in Durango. These exploration properties are currently not considered material in the overall context of the company's assets and will not be considered further in this report.

Lycopodium Engineering Pty Ltd completed an updated Feasibility Study in October 2005, termed the Optimised Feasibility Study, to mine the Simberi Oxide Gold Deposit at the rate of 1.65Mtpa.

The oxide deposits comprise the Sorowar and Sorowar East, Samat South, Samat North and Samat East, Pigiput, Pigibo, Botlu South, Pigicow and Bekou which are all located on the east side of Simberi Island. The resources have been tested to a depth of up to 200m but most of the oxide resource is less than 50m deep.

The current Mineral Resources and Ore Reserves are based on the extensive drilling programs completed from the 1980s through until 2005. The project will be based on Proven and Probable reserves of 13.5Mt at a grade of 1.42g/t Au containing approximately 615 000 ounces of gold.

Allied has also identified a number of other prospects on the Tabar Islands which are at an early stage of exploration but may have potential to provide additional feed for the proposed operation.

Pit designs were developed from the mineral resources based on optimisation shells using pit slopes determined from geotechnical assessments. Mining operations will begin at Samat (East, South and North Samat in order) followed by Sorowar, Pigiput, Botlu and finally Pigibo. There is little internal waste present. A selective mining approach will be used at Pigipo and bulk and selective mining will be used at Sorowar. Waste from selective mining at Sorowar will be placed back into mined out areas so that no waste dumps will be employed.

The production schedule assumes that 15.36Mt of material at a grade of 1.35g/t Au will be mined and treated over a period of ten years. Proven and Probable Ore Reserves comprise 13.54Mt at a grade of 1.42g/t Au with the balance of the schedule assumed to be sourced from additional Inferred Mineral Resources, within the pits, of 3.53Mt at 0.85g/t Au.

Mining operations will be undertaken by earthmoving contractors, who will also carry out construction activities prior to mining, haul road construction and maintenance during operations.

Limited grade control will be required in the bulk mining areas using a series of bulldozer rip lines along pit floors with sampling at 1m intervals with more detailed grade control in the selective mining areas of Sorowar and Pigibo.

An in-pit sizer at Sorowar will deliver <35mm ore to the intermediate process facility located at the perimeter of the Sorowar pit where screening will be carried out. Oversize material (>2mm) will be washed and either trucked to the treatment plant for grinding or crushed at the intermediate process facility for re-screening. Screen underflow will be transported to the Pigiput Bay process plant by twin slurry pipelines. The main process plant at Pigiput Bay will provide primary crushing followed by primary ball milling in closed circuit with cyclones for treating Samat ores. The primary ball mill product will be delivered to the gold leaching circuit. The proposed process plant is a conventional four stage carbon-in-leach circuit with a four tonne pressure Zadra elution circuit and an expected capacity of 1.65Mtpa of oxide ore.

Final tailings will be disposed using a deep sea tailings placement system. Tailings will contain a maximum cyanide content in the range of 10ppm to 12ppm total cyanide at the point of discharge.

In addition to the plant, an administration centre, clinic, training centre, laboratory, workshop, storage facilities and a camp to accommodate up to 66 people will be constructed. A central 24kL/d package sewerage treatment plant will service the camp and facilities at Pigiput Bay.

Potable water for the camp and the main treatment plant will be obtained from springs and rainwater and a raw water supply for the main treatment plant facilities will be supplied predominantly from Darum Creek supplemented by a bore and water from the silt collection pond below the treatment plant.

Raw water for the intermediate process facility at Sorowar will be supplied from Monum Creek and groundwater bores located at Pigiput Ridge and at Sorowar. Additional water will be provided from a silt collection pond downstream of the pits and in later years from pit dewatering pumps.

The existing airstrip within the Pikung coconut plantation area will be upgraded to a 1000m class "Y" coronus (limestone) airstrip. The strip will be suitable for landing King Air and Islander aircraft and providing Medivac capabilities.

A wharf will be constructed at Pigiput Bay for receipt of operating consumables and equipment by inter-island shipping lines. Ships with up to 4.5m draft will be received and offloaded. A 75 to 100t crane capable of unloading 25t containers at 12m reach will be installed at the wharf.

The existing road from the Samat deposits to Pigiput Bay treatment plant site will be upgraded to a haul road. Samat ores will be truck hauled to the treatment plant in Year 1 and the first quarter of Year 2. The existing four wheel drive access roads to the mining areas will be upgraded and new

access to Sorowar will be constructed. The existing perimeter road at Simberi will be upgraded to allow implementation of a regular shuttle service for residents to and from the project facilities. All roads will be coronus-sealed.

The site will be provided with a radio microwave link to the Telikom PNG system and ten mobile radios with a 10km range will be used for mine communications.

The current feasibility study also addresses the environmental impacts associated with open cut mining operations and haul roads, treatment operations, pipeline and powerline corridors, deep sea tailings placement and project infrastructure. Mitigating engineering measures are incorporated into the designs.

Diversion drains will minimise runoff into the open pits. Sediment ponds and silt curtains, where practicable, will be used to remove solid sediments before discharge. Water from the sediment ponds will be used in preference to raw water from creeks or borefields.

At the end of mining at Samat and Pigiput, the pits will be contoured to ensure stable and safe slopes in the pits. These pits are free draining.

At the end of mining at Sorowar, Botlu and Pigibo, protective berms will be placed around the perimeters and the pits will be allowed to fill with water. Exposed slopes will be contoured for safety and to ensure regrowth will be promoted.

TABLE OF CONTENTS

SECTION **PAGE**

1 INTRODUCTION AND TERMS OF REFERENCE 1
2 STATEMENT OF INDEPENDENCE 2
3 PROPERTY DESCRIPTION AND LOCATION 2
3.1 Location and Access 2
3.2 Ownership and Tenements 3
3.3 Property Layout 5
3.4 Royalties 6
3.5 Environmental Liabilities 6
4 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 8
4.1 Topography 8
4.2 Transport 8
4.3 Climate 8
5 HISTORY 8
6 GEOLOGICAL SETTING 10
7 DEPOSITS 11
8 MINERALISATION 11
9 EXPLORATION 11
10 DRILLING 12
10.1 Aircore Drilling 13
10.2 Diamond Drilling 13
10.3 Face-Sampling RC Drilling 14
10.4 Surveying 14
11 SAMPLING METHOD AND APPROACH 14
11.1 Kennecott 14
11.2 Nord 15
11.3 Allied 15
11.4 Channel Sampling 15
12 SAMPLE PREPARATION, ANALYSIS AND SECURITY 15
12.1 Kennecott Check Assays and Assay Bias 15
12.2 Nord Sample Preparation 16
12.3 Nord Check Assays 16
12.4 Allied Quality Control 17
13 DATA VERIFICATION 17
13.1 Twinned Holes and Overflow Sampling 17
13.2 Technical Review 18
14 ADJACENT PROPERTIES 18
14.1 Simberi Island 18
14.1.1 Patan 18
14.1.2 Adora 18
14.1.3 Matanbol Creek 18
14.1.4 Monum Valley 18
14.2 Tatau Island 19
14.2.1 Daramba 19
14.2.2 Tugi Tugi 19
14.2.3 Talik and Talik West 20
14.2.4 Kupo 20
14.2.5 The West Tatau Prospects 20

14.3 Tabar Islands ... 20
14.3.1 Banasa ... 20
14.3.2 Tupinda ... 20
14.3.3 Fotombar ... 21
15 MINERAL PROCESSING AND METALLURGICAL TESTING ... 21
16 MINERAL RESOURCE ESTIMATION ... 22
16.1 Sorowar ... 22
16.1.1 Density Data ... 22
16.1.2 Geological Modelling ... 22
16.1.3 Compositing, Domaining and Data Flagging ... 22
16.1.4 Variography ... 23
16.1.5 Grade Estimation ... 23
16.1.6 Resource Classification ... 23
16.2 Other Deposits ... 23
16.2.1 Geological Modelling ... 23
16.2.2 Variography ... 24
16.2.3 Grade Estimation ... 24
16.2.4 Resource Classification ... 24
17 MINERAL RESOURCE STATEMENT ... 24
17.1 Simberi Oxide Resources ... 24
17.2 Simberi Transition and Primary Resources ... 26
18 ORE RESERVES ... 27
18.1 Mineral Resources within Design Pits ... 27
18.2 Ore Reserve Statement ... 28
19 MINING AND PROCESSING OPERATIONS ... 29
19.1 Mining Operations and Scheduling ... 29
19.2 Grade Control ... 31
19.3 Process Plant ... 31
19.3.1 Phase 1 - Samat Ores ... 32
19.3.2 Phase 2 - Sorowar Ores ... 33
19.3.3 Phase 3 - Pigiput Ores, Pigibo and Botlu South Ores ... 34
19.4 Infrastructure and Services ... 34
20 ENVIRONMENT ... 35
20.1 Water Management ... 36
20.2 Tailings Management ... 36
20.3 Waste Management ... 36
20.4 Capital and Operating Cost ... 37
21 BIBLIOGRAPHY ... 39
22 GLOSSARY, ABBREVIATIONS & UNITS ... 42

LIST OF FIGURES

Figure 1: Location Plan ... 2
Figure 2: ML and Prospect Layout ... 5
Figure 3: Map of Simberi Island ... 6
Figure 4: Other Prospects within EL609 ... 19
Figure 5: Flowsheet for Samat Ores ... 33
Figure 6: Flow sheet for Sorowar Ore ... 34

LIST OF TABLES

Table 1: Tenement Boundary Coordinates (ML136) 3
Table 2: Drilling Program Summary 13
Table 3: Drilling Program Summary used for Estimating Simberi Oxide Mineral Resources 13
Table 4: CIL Operating Conditions 21
Table 5: Predicted Gold Recovery by Deposit 22
Table 6: Oxide Mineral Resources at 0.5g/t Au Cut-off 25
Table 7: Transition Mineral Resources at 0.5 g/t Au Cut-off 26
Table 8: Primary Mineral Resources at 0.5 g/t Au Cut-off 26
Table 9: Mineral Resources Within Designed Pits 28
Table 10: Ore Reserves 29
Table 11: Mining Schedule 31
Table 12: Capital Cost Estimate 37
Table 13: Deferred Capital 37
Table 14: Total Operating Cost by Area 38
Table 15: Total Operating Cost by Year 38

1 INTRODUCTION AND TERMS OF REFERENCE

Allied Gold Ltd ("Allied"), a public company listed on the Australian Stock Exchange ("ASX"), has announced that it will be developing the Simberi Oxide Gold Deposit located on Simberi Island, the most northerly island of the Tabar Islands Group of Papua New Guinea ("PNG"). The Tabar Islands lie approximately 50km off the coast of New Ireland and 70km northwest of Lihir Island.

Allied has interests in other exploration properties in Australia and Mexico. The projects in Australia comprise a 10% interest in the Monakoff Cu-Au Project in Queensland, 20.4% interest in the Mandilla Well Gold Project in Western Australia and 100% interest in the Red Dam Project also in Western Australia. In Mexico, the company has a 100% interest in the Mapimi Project located in the state of Durango. These exploration properties are currently not considered material in the overall context of the company's assets and will not be considered further in this report.

Allied requested Golder Associates Pty Ltd ("Golder Associates") to prepare a Competent Person's Report for submission as part of its proposed Fast Track listing on London Stock Exchange's ("LSE") Alternative Investment Market ("AIM").

Golder Associates previously prepared an Independent Qualified Person's Technical Report on the Simberi Oxide Gold Deposit based on the results of a Feasibility Study completed in 2003 by Lycopodium Engineering Pty Ltd ("Lycopodium"). The Independent Qualified Person's Technical Report was submitted in May 2004, as part of the requirements to file a technical report consistent with Canadian National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Since 2004, Allied has continued to explore the project area and Lycopodium has completed an updated Feasibility Study, termed the Optimised Feasibility Study, to mine the Simberi Oxide Gold Deposit in October 2005. The Optimised Feasibility Study considered a proposed open cut mine and processing plant facility to be constructed on Simberi Island. The processing facility is planned to treat 1.65 million tonnes per annum ("Mtpa") based on a nominal design capacity of 1.5Mtpa.

This Competent Person's Report is predominantly derived from the Optimised Feasibility Study prepared by Lycopodium and all the information and data contained in this report has been obtained from Allied or its consultants and other sources as cited.

Peter Onley, MBA, MSc, BSc (Hons), FAusIMM, CP, the author of this Competent Person's Report, holds the degrees of Bachelor of Science (Hons) in geology from the University of Exeter, UK, Master of Science in Engineering Geology and Geotechnics from the University of Leeds, UK and Master of Business Administration from the University of Western Australia, Perth, Australia. He is a Fellow of the Australasian Institute of Mining and Metallurgy and a Chartered Professional. He has more than 35 years experience in the mining industry and has been a consultant for over 20 years.

Peter Onley has not visited the Simberi Oxide Gold Project, the principal mining asset, but it has been visited on a number of occasions by other staff of Golder Associates. Ross Bertinshaw, a Golder Associates' Principal visited the site on Simberi Island on 5th and 6th May 2003 as part of the Lycopodium 2003 Feasibility Study work.

2 STATEMENT OF INDEPENDENCE

The author has relied upon the various studies prepared by Allied and its consultants. While the author has reviewed the documents and has no reason to doubt that the information and conclusions are full and accurate, the author was not responsible for their preparation.

Neither Peter Onley, his family and associates, nor Golder Associates, its directors and associates, has any beneficial interest in Allied. Golder Associates will be paid for this report according to Golder Associates' regular schedule of fees. The fee is not dependent upon the outcome of the proposed AIM listing. Employees of Golder Associates may hold non-material interests in listed companies involved.

3 PROPERTY DESCRIPTION AND LOCATION

3.1 Location and Access

The Simberi Oxide Gold Project is located on the Simberi Island in the Tabar Islands Group off the coast of the island of New Ireland in Papua New Guinea (Figure 1). The Tabar Islands Group consists of four sparsely inhabited islands located approximately 130km east of Kavieng and 60km northwest of the Lihir group of islands that hosts the world class Lihir gold mine.

The most northerly Island of the Tabar Islands Group is Simberi (Figure 1). It is approximately 10km east-west and 8km north-south in size.


Tabar Islands
Tabar Islands

Figure 1: Location Plan

3.2 Ownership and Tenements

Allied now has rights to a 100% interest in the project.

In December 1996, Mining Lease 136 (ML136) was granted to Simberi Gold Company Limited ("SGC") over 26km² of Simberi Island. ML136 was granted for the purpose of mining gold bearing oxide ores from open pits for a period of 12 years and is renewable. ML136 contains all the prospects and potential prospects on Simberi Island which have been identified since exploration started in 1982. The parts of Simberi not included in ML136 remain within EL609. The license areas have all been surveyed and the boundaries marked and registered with the PNG Department of Mining. Table 1 below gives the official boundary coordinates for ML136. The total area comprises 2560 hectares.

SGC is the registered holder of Mining Lease 136. SGC is a wholly owned subsidiary of Nord Pacific Limited ("Nord") which is a wholly-owned subsidiary of Allied. Nord Australex Exploration (PNG) Trust ("NAE"), is the holder of the Exploration License 609 (EL609) that covers an area of 243km² in the Tabar Islands Group. NAE is a wholly owned subsidiary of Nord.

Table 1: Tenement Boundary Coordinates (ML136)

Boundary Point	Latitude	Longitude
1	2° 39' 41.5771" S	151° 58' 59.5071" E
2	2° 38' 30.9722" S	151° 59' 08.8972" E
3	2° 37' 50.7484" S	151° 59' 15.2380" E
4	2° 37' 23.6744" S	151° 59' 21.5694" E
5	2° 37' 11.3034" S	151° 59' 13.2708" E
6	2° 36' 58.2258" S	151° 59' 07.2152" E
7	2° 36' 34.0965" S	151° 59' 15.0260" E
8	2° 36' 22.5467" S	151° 59' 13.2811" E
9	2° 36' 26.9386" S	151° 59' 46.6216" E
10	2° 36' 30.2907" S	152° 00' 03.9012" E
11	2° 36' 26.2656" S	152° 00' 16.6492" E
12	2° 36' 25.5196" S	152° 00' 21.0398" E
13	2° 36' 24.4487" S	152° 00' 24.6617" E
14	2° 36' 23.4575" S	152° 00' 26.4053" E
15	2° 36' 26.7222" S	152° 00' 37.7219" E
16	2° 36' 30.6035" S	152° 00' 44.5937" E
17	2° 36' 41.4078" S	152° 01' 20.6950" E
18	2° 38' 09.3200" S	152° 01' 43.3186" E
19	2° 38' 57.9380" S	152° 01' 20.6165" E
20	2° 39' 34.1136" S	152° 01' 07.5247" E
21	2° 39' 56.3371" S	152° 00' 13.8167" E
22	2° 39' 41.5771" S	151° 58' 59.5071" E

The lease was conferred on 3 December 1996 for a term of 12 years. The lease is subject to the following conditions:

1. The Lessee must follow an approved proposal. A proposal has been submitted and approved.
2. The Lessee must comply with the Mining (Safety) Act.

3. The Lessee must comply with conditions imposed by the Department of Environment and Conservation and by conditions set out by the Bureau of Water Resources.
4. The Lessee must provide the Department of Mining and Petroleum with six monthly reports on exploration and monthly production figures.
5. The Lessee may not use the land without the consent of the State for other purposes than for which the Lease was granted.
6. The Lessee must not interfere with the cultural use of the land without permission and will accommodate traditional uses subject to efficient and safe mining practices.
7. The Lessee shall compensate the owners of private land which is located within the Mining Lease to a level at least within accordance of the Act.
8. The Lessee shall provide the Department of Mining and Petroleum with a Closure Plan and Schedule at least one year before shutdown.
9. The Lessee shall stockpile all topsoil, where practical, to be used for re-vegetation purposes.
10. The Lessee shall submit the open pit mine plan to the Chief Inspector of Mines six weeks before start of mining operations.
11. The Lessee shall submit to the Chief Inspector of Mines all mine plant plans and details, for the mine construction phase and later.

The conditions of the Approved Proposal were:

12. That gold production should have commenced by 31 December 1998. This date has been extended to 31 December 2006.
13. The Lessee shall provide an alternative water supply to any village whose normal water supply is impacted by the development. This condition has been addressed by the installation of rainwater tanks, piped spring water and bores installed with hand pumps in a number of the affected areas.
14. The Lessee shall maintain all drainage channels from the mining areas to minimise flood impacts on village areas.

There is also a Memorandum of Agreement dated 21 November 1996 that details the relationship between the National Government, Provincial Government, Simberi Landowners Association, Tabar Community Government and Simberi Gold Company.

In addition to ML136, the company holds long term (99 year) leases from the PNG government on the Pigiput and Pikung plantations within the Mining Lease. Allied's predecessor, Nord, built an airstrip on Pikung which will be upgraded for the project. The proposed plant, wharf and camp will be located on the Pigiput plantation.

Figure 2 shows the outline of the Mining Lease and prospects on the eastern side of Simberi Island.


LEPA
LOMAL
LIWAN
SAMAT
BODAR
KEKENMINDA
BORONGUTZ
SOTEKNU
CHOKEMBECIL
POBUK
LAWA
N
ML136
2560 hectares
Kekenminda
Sorowar Deposit
Patan Prospect
MONUN
TALAMUK
Pigibo Deposit
Pigiput Deposit
Danuan Creek
Botlu Deposit
Pigicow Prospect
Adora
PIGIPUT BAY
PIGIPUT PLANTATION
Bekou Prospect
Samat Deposits
PIKUNG PLANTATION
Airstrip
LASPLES
KATATAR
PIGINOL
SUNDAMAT BAY
BUERI
BEKOU
NORD PACIFIC LIMITED
EAST SIMBERI ISLAND.
ML136, prospects, and other geographic information.
LEGEND
Grey line - ML136 Boundary
Green line - Plantation boundaries
Yellow Shapes - Oxide Pit Shells

Figure 2: ML and Prospect Layout

3.3 Property Layout

Figure 3 gives a general plan of the island. It shows the location of the proposed open pit operations, Pigiput Bay, where the wharf and process facility and camp are to be located, Pigiput and Pikung Plantations, and the names and locations of local villages.


Simberi Island

Figure 3: Map of Simberi Island

3.4 Royalties

Normally the holder of a Mining Lease must pay the PNG government a 2% royalty on the free-on-board ("FOB") value of the product if exported without smelting or refining. However, under the Memorandum of Agreement (MOA) all of the royalty is being returned to the landowners whereby 60% goes to Simberi Island and 15% each goes to Tabar and Tatau islanders and 10% to the Central New Ireland Local Level Government. The New Ireland Provincial Government has the right under the MOA to review the royalty distribution if the gold production exceeds 100,000 ounces in any one or more years.

3.5 Environmental Liabilities

The site has not previously been mined and there are no pre-existing environmental liabilities. Prior to construction Simberi must implement an Environmental Management and Monitoring Program ("EMMP"). Nord submitted a draft EMMP in May 1999 and an amendment to the EMMP (now known as the EMP) addressing changes to the previous scope, prepared by Nord's consultants, was submitted in July 2003.

A baseline environmental survey was undertaken in June 2003 and two further supplementary environmental baseline studies were completed in March 2004 and December 2004. During the environmental baseline studies a network of monitoring stations was established to support the ongoing collection of data.

The 2005 feasibility study addresses the environmental impacts associated with:

- open cut mining operations and haul roads
- treatment operations
- pipeline and power line corridors
- deep sea tailings placement
- project infrastructure

The mitigating engineering measures incorporated into the designs are also described.

The project has the following objectives with respect to the environment:

Waste Dumps	Elimination of all waste dumps through adoption of bulk mining techniques at the Samat, Botlu and Pigiput deposits. Waste generation at the Sorowar and Pigibo deposits will be placed within the mining voids.
Open Pits	Progressive rehabilitation of the pits to minimise soil erosion and complete re-vegetation.
Pipelines	Provision of engineering safeguards in the design of pipelines.
Access/Haul Roads	Minimisation of soil erosion and dust generation.
Treatment Plant	Minimise dust generation from crusher and conveyors, containment of chemicals and reagents, comply with air quality and water quality regulations.
Stormwater	Stormwater management of open pits, mine infrastructure and treatment plant, minimisation of soil erosion, collection of runoff for use in processing in preference to other supplies, installation of silt curtains at mouth of streams most likely to be affected by the project where practical installation and operation can be obtained.
Deep Sea Tailings	Provision of a proven and accepted tailings disposal method, conservative design parameters and compliance with environmental permit conditions.

A letter of the 24 February 2004 from the Acting Secretary for the Department of Environment & Conservation confirms that the Environmental Plan Approval for the Simberi Oxide Gold Project that was issued on 30 December 1996 under the Environmental Planning Act 1978 is valid and deemed to be an Environmental (Waste Discharge) Permit for the purposes of the Environment Act 2000.

It also notes that the Department of Environment and Conservation is processing the amendment application which was submitted due to the changes in the mine plan and engineering concept.

A further update to the EMP was prepared and submitted in conjunction with the Optimised Feasibility Study and is under consideration by the Department of Environment and Conservation.

4 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1 Topography

Simberi is a coral-ringed island with a narrow coastal plan and a rugged hinterland covered by rainforest. The highest point is at 325m above sea level.

4.2 Transport

The closest town with regular air service is Kavieng, 130km to the west. Access to Simberi is by boat or small charter plane using the company owned Class Z airstrip in the south of the island which will be upgraded to a 1000 m Class Y airstrip. There is a single road near the coast that circles the island. There are numerous tracks into the interior but these are normally impassable to vehicles.

4.3 Climate

The climate is tropical with a mean annual rainfall of about 3000mm, which is evenly distributed throughout the year. The Tabar Islands Group is north of the cyclone belt and so is unaffected by them.

The vegetation varies from coconut plantations and village gardens near the coasts to dense forest in the interior. The only industry is minor copra production. There is no major infrastructure on the island. The local people, who number about 1100, maintain small garden plots growing yams, taro and bananas supplemented by chickens, pigs and fish.

5 HISTORY

Nord Pacific Limited, a public company registered in New Brunswick, acquired the exploration rights over the Tabar Islands Group in 1981. After exploring for gold in its own right Nord farmed the licence out to a joint venture between Kennecott Explorations (Australia) Ltd ("Kennecott") and Niugini Mining Ltd ("Nuigini").

The new joint venture, known as the Tabar Joint Venture, comprising Kennecott (61.6%), Nord (30%) and Niugini (8.4%), was formed in 1982 to explore for gold mineralisation in Prospecting Authority PA 609-1, covering the Tabar Islands Group. Exploration continued until 1993, with significant gold mineralisation being discovered on all three main islands of the Tabar Islands Group – Simberi, Tatau and Tabar.

In 1993, Nord acquired the interests of both Kennecott and Niugini for payments totalling A$1 000 000 (approximately US$728 000). An additional payment of A$1 000 000 will become payable in the event a Special Mining Lease (applicable to major projects only) is granted by the government of PNG. It should be noted that the project will proceed under the terms of a Mining Lease and not a Special Mining Lease and therefore this additional payment will not be incurred.

Under the sale agreement Kennecott and Niugini have an option to reacquire 50% of any mining development if a feasibility study indicates that the project could produce at least 150 000 ounces of gold (or equivalent) annually for five consecutive years from a designated Mine Development Area ("MDA"). Exercise of the option requires a payment to Nord of 2.5 times its expenditure on the MDA from July 1994 to the date of exercise of the option. The option must be exercised within six months of receipt of the feasibility study otherwise it will lapse in respect of that MDA.

Following the acquisition of the interests of Kennecott and Nuigini, Nord continued exploration and in 1996 commissioned a feasibility study. The study demonstrated favourable project economics and culminated in the grant of a Mining Lease (ML136) to Simberi Gold Company Limited ("SGC"), a wholly owned PNG subsidiary of Nord, in December 1996. The Simberi Oxide Gold Project is wholly contained within ML 136. However, the price of gold went into steep decline and the project became uneconomic and development was deferred.

In 1997 and 1998, Nord undertook a major exploration program on Simberi Island with the aim of increasing gold resources and reserves to compensate for the lower gold price. The program was successful in almost doubling known resources but a desktop update of the feasibility study carried out in 1999 indicated that the low gold price still precluded development.

With the increase in the price of gold after 2001, Nord undertook a major search for investors to assist with updating the feasibility study and subsequent project development.

In 2002 Nord, entered into two joint ventures with PGM Ventures Corporation ("PGM"), a public company listed in Toronto on the Canadian Ventures Exchange ("CDNX"). The Simberi Mining Joint Venture ("SMJV") covered development of the gold resources within ML 136 and the Tabar Exploration Joint Venture covered exploration within Exploration Licence 609 over the remaining areas in the Tabar Islands Group.

Under the terms of the SMJV, PGM earned a 25% interest in the project with the right to earn up to 51% subject to satisfying certain expenditure and financing obligations. In January 2003, PGM announced an agreement to vend its interest in the Simberi Project into another Canadian public company, Alive International Inc. In consideration, PGM was granted 42.6% of the total shares of Alive (subsequently renamed the Simberi Gold Corporation) following the transaction. PGM could also earn a 50% interest in EL609 if it has acquired a 50% interest in ML136 and expends US$2M prior to the end of 2006. If Nord did not participate in its share of project financing it could be diluted down to 15% holding with PGM owning 85%.

On December 22, 2003 Nord and Allied entered into an agreement which provides for the acquisition by Allied of all the outstanding shares of Nord under a Plan of Arrangement. Under the arrangement, Nord shareholders effectively received one common share of Allied for each share of Nord. Allied issued 23 700 000 shares to complete this transaction.

Allied entered into a further agreement on 15th of November 2004 with Simberi Gold Corporation to acquire its interests in the Tabar Islands Gold Project. Under the terms of the agreement, Allied moved to an 87.5% interest in the SMJV (ML136) on Simberi Island and a 100% interest in EL 609

which covers the remainder of the Tabar Islands Group outside of ML 136. Consideration for the acquisition was payment of C$4 000 000 by Allied to Simberi Gold Corporation, which occurred during April 2005. Further to the agreement, Simberi Gold Corporation retained a 12.5% free carried interest in the SMJV through to the earlier of a decision to mine or 31 December 2009, at which point the free carried interest would be converted into Allied shares at a minimum price of A$0.50 per share. The value of the conversion was to be based upon a Net Present Value ("NPV") calculated from the bankable feasibility study at the time of making the decision to mine. In October 2005, agreement was reached with Simberi Gold Corporation for Allied to purchase the outstanding 12.5% free carried interest in the Simberi Oxide Gold Project. The purchase was satisfied by:

- Payment of C$200 000 to Simberi Gold Corporation or its nominee,
- The issue of 2 000 000 fully paid shares of Allied to Simberi Gold Corporation or its nominee,
- The issue of 2 000 000 Allied options exercisable at 25 cents on or before 31 December 2006 to Simberi Gold Corporation or its nominee,
- The issue of 2 000 000 Allied options exercisable at 50 cents on or before 31 December 2008 to Simberi Gold Corporation or its nominee. Simberi Gold Corporation has agreed to voluntary escrow on a portion of the fully paid shares issued, viz;
    - 500 000 shares for a period of three months from the settlement date,
    - 1 000 000 shares (including the above shares) for a period of six months from the settlement date.

6 GEOLOGICAL SETTING

Simberi is the northernmost island of the Tabar group which forms part of a silica-poor, potassium-rich alkaline volcanic Pliocene-Pleistocene Island Arc to the north of New Ireland. Simberi is the smallest of the three islands in the Tabar Islands Group with a diameter of approximately 8km. The central part of the island is rugged and comprises volcanic and intrusive rocks in an area about 6km in diameter rising to over 300m in elevation. The central volcanic core of the island is surrounded in part by raised limestone reefs which form the flatter coastal fringe of the island.

The gold prospects on Simberi are located on the eastern half of the central volcanic core, within an epithermal alteration system extending 4km north-south by 2km east-west.

The host rocks are primarily altered alkaline lava flows and igneous intrusive bodies and volcano clastic rocks including tuffs. Gold mineralisation cross-cuts the lithological boundaries and is related to epithermal mineralisation with the highest grade mineralisation being associated with the most fractured and altered host rocks.

Oxide mineralisation ranges from a few metres to over 50m in thickness and is generally found at higher elevations.

Primary (sulphide) mineralisation has been intersected below the oxide mineralisation at Pigiput, Pigibo, Botlu, Samat South and Samat North and at Sorowar and Sorowar East. Primary gold mineralisation occurs associated with fine-grained iron sulphides.

7 DEPOSITS

The oxide deposits discussed in this report are Sorowar and Sorowar East, Samat South, Samat North and Samat East, Pigiput, Pigibo, Botlu South, Pigicow and Bekou. These all lie on the east side of the island. The grade is related to the degree of fracturing of the host rocks.

8 MINERALISATION

The main control on the gold mineralisation is steeply dipping fracture systems sometimes associated with milled breccia dykes. Where gold mineralisation occurs at grades greater than 0.5g/t Au it is invariably associated with sulphides or iron oxides within hydraulic fracturing of various forms. The particle size of the gold in the oxide is very fine with the majority being less than 50 microns.

Simberi Island broadly consists of a sequence of potassium-rich silica-poor alkaline volcanic rocks and tuffs, with porphyry intrusive bodies and later mafic dykes, fringed by raised limestone reefs. There is a distinctive airborne geophysical potassium-high and magnetic depletion anomaly over the eastern half of the island, typical of alteration related to an epithermal system developed above an intrusive porphyry. This geophysical anomaly is coincident with a >0.2g/t gold geochemical anomaly identified by a large number of surface soil, float and rock chip samples and contains all of the known gold prospects as well as diatreme breccias produced by phreatomagmatic explosive activity.

A complication is the presence of post-mineralisation faulting, identified from detailed prospect topographic maps and from large variations in the depth of oxidation intersected in the drill holes. The locally extreme topography strongly suggests the presence of vertical to shallow dipping faults. These faults are complex and few individual faults have been resolved.

Bulldozing and drilling have tested most of the oxide resources at Sorowar, Pigiput, Samat, Botlu and Pigibo, and extensive primary sulphide mineralisation at Pigiput, to a depth of about 200m. Most of the oxide resource is less than 50m deep.

9 EXPLORATION

Gold mineralisation was discovered by modern reconnaissance exploration on Simberi in 1981, though there is evidence of very limited alluvial gold workings, probably dating from the 1920s, to the north of Sorowar.

Reconnaissance geochemical exploration and geological mapping by Kennecott identified a large area of eastern Simberi as being anomalous in gold, within which there were several prospects with evidence of higher grade and coherent mineralisation. These prospects were systematically aircore and diamond drilled between 1983 and 1990, initially testing both oxidised and sulphidic gold

mineralisation, but later concentrating on the oxide material only with a view to testing the viability of a low-cost open-cut mining operation.

In 1987, a helicopter borne magnetic and radiometric survey was carried out over the Tabar Islands Group. The data appeared not to have been used in any exploration context at this time.

In January 1994 Nord negotiated 100% ownership of the project, and between 1994 and 1996 continued testing the near-surface oxide mineralisation using bulldozer benching, systematic channel sampling, geological mapping, and aircore, reverse-circulation percussion ("RC") and core drilling using a diamond drill rig ("DD").

In 1995, Nord acquired the airborne data, and a consultant geophysicist produced composite radiometric and reduced-to-pole magnetic images from them. Both the radiometric and the magnetic data identified a broad area of East Simberi, containing the known gold deposits, as anomalous. In addition, a small area to the west of Sorowar, near Kekenminda Creek, was shown to have a similar signature.

In 1996, a Feasibility Study for the mining and processing of the oxide mineralisation was completed, and a Mining Lease was granted. The project stalled due to a low and falling gold price.

In 1997, extensive additional drilling on the oxide deposits, and a ground IP survey, were completed.

In 1998, the project economics were reassessed, but the gold price was too low for it to proceed. The project was then placed on care and maintenance.

In 2003, a new Feasibility Study for the mining and processing of the oxide mineralisation was completed. No extra resource drilling was carried out but some metallurgical and geotechnical drilling was completed.

The rising gold price during 2004 and 2005 renewed interest in the project and Allied Gold carried out several drilling campaigns at Sorowar which intersected additional oxide gold mineralisation. Lycopodium completed an updated Feasibility Study in October 2005 based on the expanded reserves.

10 DRILLING

Table 2 below summarises the drilling programs completed by Kennecott, Nord and Allied on Simberi.

The drill density within the resource areas varies between nominal 25m by 25m to 10m by 20m grids, depending on the prospect. Nord observed that it was difficult to correlate between holes due to geological and grade variability and concluded that even much closer-spaced drilling would not be sufficient to allow resolution of individual mineralised structures. This contributed to the development of a no-waste mining strategy for both the 1996 and 2003 feasibility studies whereby all material in the pit was to be sent for processing.

Table 2: Drilling Program Summary

Program	Aircore	Face Sample RC	Diamond Core Holes
Kennecott (1984-1990)	447	-	57
Nord (1995-1997)	179	253	52
Allied Gold (2004-2005)	-	162	-
Total	**626**	**415**	**109**

Table 3 summarises the holes, drill composites and channel samples used for estimating the Simberi Oxide Mineral Resources. The channel samples were not used in the resource estimates.

Table 3: Summary of Drilling Data used for Estimating Simberi Oxide Mineral Resources

Deposit	RC Holes	RC Metres	DD Core Holes	DD Core Metres	Number and Length of Drill Sample Composites	Number and Length Channel Samples
Sorowar	367	32 293	27	4 165	7 941 (5m)	1 285 (5m)
Botlu	135	8 565	15	3 027	1 421 (2m)	565 (5m)
Pigibo	38	3 745	3	568	1 127 (1m)	-
Samat South	111	7 908	12	1 400	524 (2m)	47 (5m)
Samat North	112	8 545	3	348	806 (2m)	308 (5m)
Samat East	95	4 313	3	348	713 (2m)	229 (5m)
Pigiput	87	11 112	29	5 705	1 052 (5m)	282 (5m)
Total	**945**	**76 481**	**92**	**15 561**	**13 584**	**2 716**

10.1 Aircore Drilling

Kennecott estimated recoveries that varied between 50% and 80%, which are not surprising given the calculation method and potential for losses in the overflow water. So there may have been some sample loss and assay bias due to gold reporting preferentially in either the sampled bulk material or the lost fine material. The drilling was done by PNG Drillers and Wallis Drilling.

Nord's aircore and RC recoveries were good. The drilling was done either by PNG Drillers Pty Ltd using an Edson 6000 multipurpose track-mounted rig, with a tracked support vehicle (April 1995 to March 1997), or by Pacific Drilling Services Pty Ltd (PDS) using a KL1500 multi-purpose rig (April 1997 to December 1997). A face-sampling hammer was used for the RC drilling, with no crossover sub. Most of Nord's holes were drilled dry, and no water injection was allowed, to minimise contamination.

10.2 Diamond Drilling

Most of the Kennecott diamond drilling was PQ (85mm diameter core) to between 200m and 250m depth, and HQ (63.5mm diameter core) thereafter. Core recovery was generally good, but core loss occurred in some fracture zones.

Nord diamond drilling was triple tube PQ or HQ, with excellent recovery. The drilling was done by PNG Drillers using a skid-mounted Longyear 38 drill rig, or by PDS using a KL1500 multipurpose rig.

The drill core is stored in a core shed near the Pigiput base camp on Simberi Island. Much of it is now in poor condition due to the humid environment.

10.3 Face-Sampling RC Drilling

Drilling carried out by Allied in 2004 and 2005 employed a face-sampling reverse circulation percussion rig which is designed to produce the best possible sample from percussion drilling.

10.4 Surveying

All drill hole collars were surveyed. However there was some concern about conflicts between Kennecott and Nord drill hole locations. This has been resolved with only a few holes remaining uncertain. Any error is likely to be less than a few metres and will have a negligible impact on resource estimation.

Various topographic surveys have been carried out to create surface triangulations for use in estimating the oxide resources. In 1995 aerial photography was used to create a map of the whole island.

Downhole surveying has only been carried out on some of the diamond (29) holes and none of the aircore or RC holes. Surveying was by Eastman downhole camera. It is believed that the lack of downhole surveys for the majority of the drill holes will have negligible effect due to the shallow depth of the mainly oxide resources.

11 SAMPLING METHOD AND APPROACH

11.1 Kennecott

During the early part of the aircore drilling programme (up to about RC320, in February to May 1989), each 1-metre sample was collected in a calico bag from a cyclone, dried and jaw crushed to nominally less than 7mm, and a 1.5kg riffle split dispatched for assay. The sample weight averaged 7 kg per metre drilled. At the laboratory, 250g of the jaw-crushed sample was split off, disc pulverised to pass 80 mesh, then a 50g split taken for fine pulverising and assay.

Lack of correlation between duplicate sample assays obtained from a preliminary check assay programme led Kennecott to believe that the sampling procedure was deficient. Thereafter the samples were dried, jaw-crushed and then hammer-milled, and a 250g split of the hammer-milled product passing 80 mesh was sent to the laboratory.

Re-assay of samples in two different laboratories indicated that an assay bias was present in the results from the primary laboratory used for assaying the samples. It was not possible to determine

whether the lack of precision between duplicate samples was due to field sample preparation, laboratory assay problems, or both. This contributes to uncertainty concerning the aircore sample assay grade.

The diamond drill core was sawn in half over 1-metre intervals, dried, jaw crushed, hammer milled to material passing 30 mesh, and a 200g to 250g sample split pulverised to material passing 80 mesh. The pulverised sample was dispatched to the laboratory, where a 50g split was fine pulverised for assay. These assays were also affected by the laboratory bias (see below). However it would appear that the sample preparation procedures used for the later aircore holes, the diamond drilling, and the re-assays for the bias investigation were all satisfactory.

11.2 Nord

Aircore, RC holes and diamond holes were sampled every metre. About 100g of the RC chips from each interval were washed, dried and retained for reference. Each one-metre interval of aircore/RC chips, weighing around 7kg to 9kg (depending on bit diameter), was collected in a polyweave bag direct from a cyclone. All of each sample was dried in a wood-fired oven, and hammer-milled to material passing 30 mesh at the Nord sample preparation facility on Simberi Island.

11.3 Allied

Face-sampling RC holes were sampled every metre and samples prepared as described above.

11.4 Channel Sampling

Channel samples were collected by taking a 5m channel across the face with the material being collected by plastic sheet. The entire sample of about 6kg to 7kg was collected and sent to the sample preparation laboratory. The process was supervised by the site geologist.

12 SAMPLE PREPARATION, ANALYSIS AND SECURITY

12.1 Kennecott Check Assays and Assay Bias

Between 1987 and 1989 Kennecott carried out an assay check programme with the intention of identifying any problems with sample preparation procedures on Lihir. This work identified an assay problem in results reported by their assay laboratory in Lae. The problem was identified by standard samples returning values fluctuating between 10% above and below the specified values with the bias varying monthly.

Kennecott re-assayed a number of Lihir drill core samples at laboratories in Sydney and Perth during 1989 and estimated that there was a laboratory bias of +3.9%.

Subsequently, between October 1989 and March 1990, Fox Laboratories in Sydney re-assayed a total of 3208 Simberi aircore samples and 187 standards, previously assayed by the initial laboratory. Kennecott evaluated the results of the re-assay programme in March 1990 for its oxide resource

estimates, and determined a laboratory bias of +8.4% for oxide zone samples. Oxide zone samples in the drill holes required for the resource estimates were corrected using this factor. These factored results comprise about 15% of the current database and their inclusion in the resource estimates is considered by Golder Associates to present some risk to the project although the risk is considered to be low.

In 1992 a more exhaustive evaluation was carried out, dividing the data into oxide, transition and sulphide, and grade classes between 0.0 and 3.3g/t Au, 3.3 and 8.3g/t Au, 8.3 and 14.4g/t Au, and above 14.4g/t Au. Overall the laboratory biases were determined to be +6.1% for oxide, +10.3% for transition, and +9.2% for sulphide mineralisation.

The most recent and definitive corrected drill hole assay data set was provided to Nord by Kennecott in two computer files (DDHASMOD.DAT, RCASSMOD.DAT). These files contain drill hole number, sample number, interval from and to, original gold assay, factored (final) gold assay, and a code indicating whether the final assay is factored or original. Data from these files were used in the current resource estimates.

12.2 Nord Sample Preparation

The sample preparation facility was initially set up and supervised by contract personnel from Astrolabe Pty Ltd, an analytical laboratory in Madang. A 1kg subsample was riffle split for dispatch for assay, and the remainder stored. Diamond core was photographed, logged, sawn in half with a diamond saw, and half of it dried, jaw-crushed, hammer-milled and sampled as above. Up to September 1996, samples were dispatched to Astrolabe Pty Ltd (Madang, PNG) for assay, where the samples were dried, the whole 1kg sample was pulverised and a 50g sample split out for gold fire assay with an AAS finish. The laboratory maintained its own quality control with two standard samples obtained from Gannet Holdings and blanks. After September 1996, the samples were dispatched to Australian Laboratory Services (Townsville, Queensland) for preparation and assay using the same method.

12.3 Nord Check Assays

Every 20th 1m drill interval (5% of the samples) was sub-sampled twice and the additional (duplicate) 1kg sample submitted for assay under a different sample number. A comparison between the duplicate pairs showed that the bulk of them agreed well. In general, the agreement between the duplicates is good, and is probably a reflection of the very fine gold particle average size in the deposits.

Nord prepared a range of standard, or control, samples by taking about 32kg (dry weight) of oxide material from bulldozed benches where 5m channel sample gold grades were available. This material was prepared and inserted as 1kg samples into the drill hole sequence. The advantage of this was that the material was similar to the drill samples and therefore difficult to identify. One of these was submitted for assay with every 50 drill samples (2% of the samples). In addition, one of each control sample was assayed at Enviromet in Sydney. Again, apart from a few outliers, agreement between the assays is acceptable.

A total of 181 sample pulps was retrieved from Astrolabe and assayed at Enviromet in Sydney. Of these pulps, 55 were assayed again at ALS in Brisbane. Agreement was generally good, apart from a few outliers. It was concluded that there were no problems with the Nord portion of the assay database

The jaw crusher and mill were cleaned with glass and washed with barren coronus (reef limestone) at the end of each shift. The coronus was on occasion checked for residual gold.

12.4 Allied Quality Control

Allied collected 1m sub-samples and dried them in a wood fired oven and hammer milled them prior to splitting. Samples were split into 400g sub-samples which were despatched for assay and 600g sub-samples which were retained on-site. The sample preparation facility was inspected by ALS-Chemex in 2004 and found to be satisfactory.

At the laboratory, 5% of samples were sub-sampled twice and the duplicate sample submitted for assay under a different sample number. Gold assays for the 574 duplicates show good agreement with a correlation coefficient of 0.994 and gold assays for 570 samples submitted to a second laboratory as a cross-laboratory check also showed good agreement with a correlation coefficient of 0.996.

288 certified standards were also analysed and showed repeatability well within two standard deviations.

13 DATA VERIFICATION

13.1 Twinned Holes and Overflow Sampling

Kennecott and Nord drilled some "twin" holes with generally poor correlation between results. This is not an unexpected result with the discrepancies between twinned holes more likely to be caused by natural local geological variability than any drilling technique or sampling problems.

The addition of 27 Nord holes (drilled in 1997) to the Sorowar assay database made no significant difference to estimated average block grades, indicating no significant bias between the Kennecott and Nord datasets.

Some diamond holes were drilled to obtain metallurgical samples close to previous RC or diamond holes at Samat South and Botlu. Overall grades were reasonably consistent between these holes.

Kennecott assayed some samples from the material overflowing the sample bags at the rig cyclone when drilling below the water table and compared the results with the samples in the bags for the same interval. This was done to eliminate concerns that the wet drilling technique could introduce a bias. The few comparisons available suggest that the assays may slightly understate the grade due to fine gold losses into the overflow. Overflow affected about 20% of the Kennecott aircore holes. All of Nord's aircore and RC drilling was effectively dry and so had no overflow problems.

13.2 Technical Review

A technical review of the geology, data collection and resource estimation relating to the Pigiput, Samat South, Samat North and Samat East gold deposits was made during June and early July 1996 by Behre Dolbear, who concluded that the work done and the approach was satisfactory. The geology, data collection and resource estimation relating to the Sorowar, Botlu and Pigibo gold deposits have not been externally reviewed.

Recent drilling in 2004 and 2005 by Allied Gold was subject to significant external review. Golder Associates visited the site in April 2004 and reviewed data collection procedures. The laboratory procedures on Simberi Island were reviewed by ALS Chemex in October 2004 and found to be satisfactory.

14 ADJACENT PROPERTIES

There are no adjacent operating properties on Simberi or the other Tabar Islands. There are other prospects within EL609 (Figure 4).

The following properties are in the exploration stage only.

14.1 Simberi Island

14.1.1 Patan

The Patan deposit is covered by a 250m by 50m gold in soil anomaly defined by the 0.2g/t Au contour. Drilling by Kennecott in 1990 intersected gold mineralisation in two out of ten holes but did not adequately test the area. An IP survey was completed in 1997 but identified no anomaly.

14.1.2 Adora

Drilling at Adora in 1997 intersected anomalous oxide mineralisation in two holes.

14.1.3 Matanbol Creek

Silica rich float samples containing greater than 3g/t Au were found in this creek which drains the Sorowar deposits. The source of this material has not been located.

14.1.4 Monum Valley

Rock chip sampling has identified a zone of anomalous silver and gold geochemistry.


152 deg 00' E
50000N
SIMBERI
40000N
Buka Creek
Tugi Tugi
TATAU
30000N
MAPUA
20000N
TABAR
N
10000N
NORD PACIFIC
TABAR ISLAND GROUP
PROSPECT NAMES.

Figure 4: Other Prospects within EL609

14.2 Tatau Island

14.2.1 Daramba

This is a copper prospect located on the east coast of Tatau Island. Diamond core drilling of a 1.1km long by 600m wide north-south trending copper in soil anomaly was completed in June 1996. Results were poor. An IP gradient array survey completed in June 1997 identified a 1.2km long by 200m wide north-south striking chargeability anomaly which coincides with the greater than 300ppm Cu soil anomaly.

14.2.2 Tugi Tugi

Gold was initially discovered at Tugi Tugi on the east coast of Tatau Island in the 1930s. Several small hard rock and alluvial workings occur within the prospect. Soil sampling and trenching by the Tabar Joint Venture ("TJV") and Nord identified a broad gold anomaly defined by the 0.2g/t Au

contour. Narrow zones of gold mineralisation were intersected by the 32 holes that have been drilled by Kennecott and Nord.

14.2.3 Talik and Talik West

A soil auger program first identified the Talik and Talik West prospects in central Tatau Island at the end of 1995. Bulldozer benching at these prospects has defined copper and gold anomalies. An IP gradient array geophysical survey was completed over the Talik prospect in July 1997 which identified a broad, strong chargeability anomaly that strikes northeast for 350m.

14.2.4 Kupo

A copper-gold anomaly was originally identified by the TJV near Kupo, on the west coast of Tatau Island. Nord confirmed this anomaly with samples taken from Pakinapote Creek and other westward flowing creeks draining the central and northwest areas of Tatau. Detailed rock chip sampling, hand dug benching, limited bulldozer benching and a Wacker drilling program was carried out at the Kupo prospect by Nord in 1997.

14.2.5 The West Tatau Prospects

The TJV identified numerous gold prospects in the southwest corner of Tatau. These prospects had strong surface gold geochemical anomalies identified by soil sampling and benching, and several of them were drilled. Drilling results were erratic with many zones of anomalous gold intersected. Limited IP surveys were also completed over specific prospect areas. Nord has not undertaken any exploration work over this area.

14.3 Tabar Islands

14.3.1 Banasa

Exploration at the Banasa copper-gold prospect, in the south of Tabar Islands, by the TJV comprised rock chip channel sampling, hand dug benching, auger sampling and one diamond core hole.

In November 1997 Nord sampled a shallow auger grid over the prospect, and confirmed a copper anomaly (>500ppm Cu) covering a 450m by 200m area centred on Mt Potombar, partially coincident with a 250m long by 100m wide gold anomaly (>0.10g/t Au).

14.3.2 Tupinda

Some soil and rock chip sampling was carried out by Kennecott together with an airborne geophysical survey.

Nord has carried out benching aimed at opening up areas of identified gold anomalism.

14.3.3 Fotombar

All exploration work to date was carried out by Kennecott. Reconnaissance work and soil and chip sampling identified a 170m by 70m zone of anomalous gold and arsenic defined by the 1g/t Au and coincident 100ppm As anomaly. Some bulldozer benching and drilling intersected zones of mineralisation.

15 MINERAL PROCESSING AND METALLURGICAL TESTING

A substantial amount of testwork has been carried out on the Simberi Oxide Gold Deposits starting in 1984. Most of this work has been centred on Samat, Sorowar and Pigiput and Botlu South.

The metallurgical testwork can be summarised as follows:

- The ore is characterised as free-milling.
- The recommended process route is primary ball milling and carbon-in-leach cyanidation.
- The proposed milling circuit has been designed based on the most recent Bond ball work index determinations. Comparative grindability tests have confirmed the ball work index values are conservative.
- For the ores tested, gold recovery is not sensitive to grind. A P_{80} grind size of 300 microns was selected based on maintaining particle suspension in the agitated leach/adsorption tanks
- The operating conditions established for the carbon-in-leach (CIL) circuit are shown in Table 4.

Table 4: CIL Operating Conditions

Parameter	South, East, North Samat Mineralisation	Other Mineralisation
Residence Time (h)	16	18
Pulp density (% solids)	30	40
Cyanide consumption (kg/t)	0.40	0.40-0.68
pH	10.0-10.25	10.0-10.25
Lime addition (kg/t CaO)	2.25	1.13-2.25
Coronus addition (kg/t)	35	8 to 35
Carbon Conc. (tanks 1 & 4 g/l)	20	20
Carbon Conc. (tanks 2 & 3 g/l)	15	15

- Alkalinity tests to determine alternative methods of pH adjustment indicate coronus can be added to the mill to neutralise the acidic slurry and significantly reduce the amount of lime required for pH adjustment.
- The predicted gold recoveries have been derived from the most recent testwork programmes. The gold recovery has been calculated for each deposit, inclusive of an allowance for soluble losses (Table 5).

Table 5: Predicted Gold Recovery by Deposit

Deposit	Ore Type	Gold Recovery%
South Samat	Oxide	86.3
	Transition	30.0
East Samat	Oxide	89.2
North Samat	Oxide	91.4
	Transition	30.0
Pigiput	Oxide	90.0
Sorowar	Oxide	91.7
	Transition	71.8
	Primary	65.6
Botlu South	Oxide	81.9
Pigibo	Oxide	90.0*

* assumed the same as for Pigiput

16 MINERAL RESOURCE ESTIMATION

16.1 Sorowar

Following the major drilling program at Sorowar in 2004 and 2005, Golder Associates was commissioned by Allied in May 2005 to prepare a new estimate of the mineral resources and completed this work in July 2005.

The model was based on the geological database as at 13 May 2005 and a geological interpretation prepared by Allied staff. Solid modelling of the geology, construction of the block model and grade estimate was undertaken by Golder Associates.

16.1.1 Density Data

Dry bulk density was assigned using a function developed by Allied. The bulk density was calculated below surface in increments of 10m and applied during block model construction in 10m vertical increments below topography.

16.1.2 Geological Modelling

The drilling was interpreted in section to define the oxide, transition and primary domains. Generally the boundaries were well defined and consistent from one section to the next. Strings were then wire-framed to create 3D surfaces of the horizons. Several sulphide and transitional pods of mineralisation were interpreted as remnants within the oxide zone.

16.1.3 Compositing, Domaining and Data Flagging

Sample data was composited to 5m and flagged by the geological domains representing oxide, transition and sulphide types. Additionally, pods of "floating" transition and sulphide material were modelled within the oxide domain. The grade estimation was carried out using Ordinary Kriging ("OK") within the geological domains.

16.1.4 Variography

Variography was carried out on 5m composites by individual domain. This indicated the direction of maximum continuity for oxide and sulphide to be 140° while the transition showed maximum continuity towards 040°.

16.1.5 Grade Estimation

A block model was constructed with block dimensions of 10m by 10m by 10m and sub-block dimensions of 5m by 5m by 5m. Grade was interpolated using OK. Small high grade outliers of greater than 15g/t Au were handled by restricting the range of influence of these higher grade samples to a maximum of 5m to avoid high grade smearing. No further cutting of high grade outliers was applied.

16.1.6 Resource Classification

Technical reviews by Behre Dolbear in July 1996, Golder Associates in April 2004 and ALS Chemex in 2004 concluded that the resource data is accurate and reliable. Data acquired since these reviews has been collected with adequate quality control procedures in place. Classification into Measured, Indicated and Inferred Resources in accordance with the JORC Code, 2004, was based principally on data density. The Measured Resource is confined to the central high data density zone with a halo of indicated resources where the data becomes more sparse. All material outside these regions is classified as Inferred Resource.

16.2 Other Deposits

Mineral Resources were estimated in 1996 and 1998. The Mineral Resources estimates for 1996 included Sorowar, Pigiput, South Samat, North Samat, and East Samat oxide gold deposits. These Mineral Resources were included in the 2003 Feasibility Study and subjected to audit and review. The Mineral Resources estimates were updated in 1998 for Sorowar with estimates for Botlu South and Pigibo added based on drilling and channel sampling during 1997. The Mineral Resources were reviewed and reported for inclusion in the 2003 Feasibility Study in compliance with the JORC Code, 1999.

In the opinion of Golder Associates, these resource estimates, with the exception of the Sorowar deposit for which a new estimate has been prepared, remain appropriate for reporting under the JORC Code, 2004.

16.2.1 Geological Modelling

The Mineral Resources for each of the deposits were estimated for oxide mineralisation located between the topographic surface and an interpreted base-of-oxide surface.

16.2.2 Variography

Variograms of oxide drill hole composite values were used to develop the parameters for indicator kriging.

16.2.3 Grade Estimation

The estimation of block grades used both the drill hole and channel sample composites.

For Samat (South, East and North), Pigiput, Sorowar, and Botlu South block gold grades were estimated by Multiple Indicator Kriging ("MIK") and block bulk densities were estimated based on depth below surface. At Pigibo, block gold grades were estimated by inverse distance squared weighting ("IDS").

It was not possible to model individual high grade zones in any of the deposits but the use of MIK allows the control of any smearing of the high grades. The decision to mine most of the material as ore within the pits avoids the problem of trying to selectively mine high grade zones that may not be readily grade controllable. This allows the resource to be defined better and therefore also fully include likely dilution.

For the deposits Pigicow, East Sorowar and Bekou where less information is available, Mineral Resources have been estimated using polygonal methods on cross sections.

A total of 525 specific gravity ("SG") determinations were made from core of nine PQ diamond holes drilled for metallurgical or grade characterisation and used as an analog for bulk density. Dry bulk density values were assigned based on depth, ranging from 1.0t/m^3 at surface to 1.9t/m^3 in fresh material. Grade had no influence on the bulk density.

16.2.4 Resource Classification

Classification into Measured, Indicated and Inferred Resources was carried out using either the number of composite data used to estimate each block or by proximity to source data using average sample to block distances.

For Pigibo, Pigicow, Sorowar East and Bekow, all the material is considered to be Inferred.

17 MINERAL RESOURCE STATEMENT

17.1 Simberi Oxide Resources

The oxide Mineral Resources for each deposit are tabulated below (Table 6) at a 0.5g/t Au cutoff.

Resource Estimates for the Sorowar Deposit were prepared by Stephen Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy and has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity

which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ores Reserves, ("JORC Code, 2004").

Resource Estimates for the other deposits were prepared by various parties prior to the issue of the JORC Code, 2004. For the purpose of inclusion in this report they were reviewed by Golder Associates and responsibility for their reporting is taken by Peter Onley who is a Fellow of the Australasian Institute of Mining and Metallurgy and has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral resources and Ores Reserves (The JORC Code, 2004).

Table 6: Oxide Mineral Resources at 0.5g/t Au Cut-off

Deposit	Category	Tonnage (Mt)	Grade (g/t Au)	Contained Gold (oz)
Sorowar Oxide	Measured	8.00	1.34	344 656
	Indicated	3.92	1.20	151 237
	Inferred	5.28	1.03	174 849
Subtotal		**17.20**	**1.21**	**670 742**
Samat South	Measured	0.18	4.20	24 171
	Indicated	0.02	2.96	1 713
	Inferred	0.02	2.19	1 690
Subtotal		**0.22**	**3.90**	**27 574**
Samat North	Measured	0.33	2.05	22 014
	Indicated	0.07	0.87	2 014
	Inferred	0.17	1.07	5 917
Subtotal		**0.58**	**1.61**	**29 945**
Samat East	Indicated	0.50	1.31	20 848
	Inferred	0.07	1.49	3 305
Subtotal		**0.56**	**1.33**	**24 154**
Pigiput	Measured	0.47	1.21	18 362
	Indicated	1.00	0.87	28 055
	Inferred	1.49	0.89	42 750
Subtotal		**2.97**	**0.93**	**89 167**
Pigibo	Inferred	**2.10**	**1.10**	**74 268**
Botlu	Measured	1.22	1.14	44 605
	Indicated	0.45	1.23	17 756
	Inferred	0.31	1.16	11 412
Subtotal		**1.97**	**1.16**	**73 773**
Pigicow	Inferred	**0.27**	**1.70**	**14 757**
Bekou	Inferred	**0.06**	**4.00**	**7 716**
Sorowar East	Inferred	**0.13**	**3.60**	**15 047**
TOTAL	**Measured**	**10.20**	**1.38**	453 808
	Indicated	**5.96**	**1.16**	221 623
	Inferred	**9.91**	**1.10**	351 711
GRAND TOTAL		**26.06**	**1.23**	**1 027 142**

17.2 Simberi Transition and Primary Resources

Primary mineralisation has been intersected immediately beneath the oxide mineralisation and to 200m depth. Transition Resources and Primary Resources are summarised in Table 7 and Table 8 using a nominal 0.5g/t Au cut-off.

Resource estimates for these deposits were prepared by various parties prior to the issue of the JORC Code, 2004. For the purpose of inclusion in this report they were reviewed by Golder Associates and responsibility for their reporting is taken by Peter Onley who is a Fellow of the Australasian Institute of Mining and Metallurgy and has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2004).

Table 7: Transition Mineral Resources at 0.5 g/t Au Cut-off

Prospect	Category	Tonnage (Mt)	Grade (g/t Au)	Contained Gold (Oz)
Sorowar	Measured	0.65	1.22	25 496
	Indicated	1.07	1.43	49 194
	Inferred	0.79	1.36	34 543
Total		**2.51**	**1.35**	**109 232**

Table 8: Primary Mineral Resources at 0.5 g/t Au Cut-off

Prospect	Category	Tonnage (Mt)	Grade (g/t Au)	Contained Gold (Oz)
Sorowar	Measured	1.29	0.88	36 498
	Indicated	2.89	0.96	89 199
	Inferred	9.13	1.08	317 019
Subtotal		**13.31**	**1.03**	**442 716**
Pigiput	Inferred	4.70	3.20	483 547
Pigibo	Inferred	1.40	1.50	67 517
Botlu	Inferred	1.50	1.80	86 807
Samat South	Inferred	0.06	5.60	10 803
Samat North	Inferred	0.06	5.40	10 417
Bekou	Inferred	0.44	2.50	35 366
Pigicow	Inferred	1.10	1.50	53 049
Subtotal		**9.26**	**2.51**	**747 505**
Total Measured		**1.29**	**0.88**	36 498
Total Indicated		**2.89**	**0.96**	89 199
Total Inferred		**18.39**	**1.80**	1 064 254
GRAND TOTAL		**22.57**	**1.64**	**1 189 950**

18 ORE RESERVES

18.1 Mineral Resources within Design Pits

Open pit optimisation of Mineral Resources was carried out using Whittle Four-X software, a gold price of US$440/oz and an exchange rate of AU$1.00=US$0.77, the latest estimates for mining and processing cost, metal recovery and geotechnical constraints. Note that the small resources of Pigiput, Botlu South and Pigibo were not optimised for this study and reasonable assumptions have been made regarding their mining recovery.

The bulk mining pits were reported at zero cut-off to correspond to the bulk mining method. This means that their ROM tonnages are fully diluted. Selective mining pits were designed at Sorowar and Pigibo using appropriate cut-offs, with 5% dilution and 5% ore loss.

Inferred material was used in the optimisation process only for Pigibo and Sorowar, however Inferred material was reported within the pits after optimisation and design. This optimisation resulted in Mineral Resources lying within the designed pits as shown in Table 9.

Table 9: Mineral Resources Within Designed Pits

Deposit and Resource Category	Oxide		Transition		Primary		Total		Contained Gold
	(kt)	(g/t Au)	(kt)	(g/t Au)	(kt)	(g/t Au)	(kt)	(g/t Au)	(Oz)
Sorowar Bulk Pit									
Measured	4975	1.34	437	0.75	30	1.60	5442	1.29	225 704
Indicated	1172	0.86	79	0.49	1	1.16	1252	0.84	33 812
Inferred	461	0.77	9	0.54	41	0.28	511	0.73	11 993
Sorowar Selective Pit									
Measured	2357	1.35	189	1.57	85	1.28	2631	1.36	115 041
Indicated	1488	1.61	308	2.57	184	1.82	1980	1.78	113 312
Inferred	1159	0.68	95	0.68	451	0.21	1705	0.56	30 698
Pigibo Selective Pit									
Measured	-	-	-	-	-	-	-	-	
Indicated	-	-	-	-	-	-	-	-	
Inferred	1217	1.29	-	-	-	-	1217	1.29	50 474
Botlu									
Measured	-	-	-	-	-	-	-	-	
Indicated	910	1.38	-	-	-	-	910	1.38	40 375
Inferred	45	0.52	-	-	-	-	45	0.52	752
Pigiput									
Measured	-	-	-	-	-	-	-	-	
Indicated	537	1.29	-	-	-	-	537	1.29	22 272
Inferred	41	1.42	-	-	-	-	41	1.42	1 872
Samat East									
Measured	-	-	-	-	-	-	-	-	
Indicated	315	1.40	-	-	-	-	315	1.40	14 178
Inferred	7	1.49	-	-	-	-	7	1.49	335
Samat South									
Measured	163	4.01	-	-	-	-	163	4.01	21 015
Indicated	11	3.55	52	4.63	-	-	63	4.44	8 993
Inferred	1	3.63	-	-	-	-	1	3.63	117
Samat North									
Measured	215	2.6	-	-	-	-	215	2.60	17 972
Indicated	18	1.18	10	4.90	-	-	28	2.51	2 260
Inferred	4	1.33	-	-	-	-	4	1.33	171
Grand Total									
Measured	**7710**	**1.43**	**626**	**1.00**	**115**	**1.36**	**8451**	**1.40**	**380 388**
Indicated	**4451**	**1.32**	**449**	**2.49**	**185**	**1.82**	**5085**	**1.44**	**235 421**
Inferred	**2935**	**0.96**	**104**	**0.67**	**492**	**0.22**	**3531**	**0.85**	**96 496**

18.2 Ore Reserve Statement

Ore reserve estimates were prepared by independent consultants and Golder Associates concurs that the Measured and Indicated Mineral Resources lying within the design pits are appropriately classified as Proven and Probable Ore Reserves respectively in compliance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2004) as shown in Table 10.

Table 10: Ore Reserves

Deposit	Oxide		Transition		Sulphide		Total		Contained Gold
	(kt)	(g/t Au)	(kt)	(g/t Au)	(kt)	(g/t Au)	(kt)	(g/t Au)	(Oz)
Sorowar Bulk Pit									
Proven	4 975	1.34	437	0.75	30	1.60	5 442	1.29	225 704
Probable	1 172	0.86	79	0.49	1	1.16	1 252	0.84	33 812
Sorowar Selective Pit									
Proven	2 357	1.35	189	1.57	85	1.28	2 631	1.36	115 041
Probable	1 488	1.61	308	2.57	184	1.82	1 980	1.78	113 312
Pigibo Selective Pit									
Proven	-	-	-	-	-	-	-	-	
Probable	-	-	-	-	-	-	-	-	
Botlu									
Proven	-	-	-	-	-	-	-	-	
Probable	910	1.38	-	-	-	-	910	1.38	40 375
Pigiput									
Proven	-	-	-	-	-	-	-	-	
Probable	537	1.29	-	-	-	-	537	1.29	22 272
Samat East									
Proven	-	-	-	-	-	-	-	-	
Probable	315	1.40	-	-	-	-	315	1.40	14 178
Samat South									
Proven	163	4.01	-	-	-	-	163	4.01	21 015
Probable	11	3.55	52	4.63	-	-	63	4.44	8 993
Samat North									
Proven	215	2.6	-	-	-	-	215	2.60	17 972
Probable	18	1.18	10	4.90	-	-	28	2.51	2 260
Grand Total									
Proven	**7 710**	**1.43**	**626**	**1.00**	**115**	**1.36**	**8 451**	**1.40**	**380 388**
Probable	**4 451**	**1.32**	**449**	**2.49**	**185**	**1.82**	**5 085**	**1.44**	**235 421**
TOTAL									
Proven + Probable	**12 161**	**1.39**	**1075**	**1.62**	**300**	**1.64**	**13 536**	**1.42**	**615 809**

19 MINING AND PROCESSING OPERATIONS

19.1 Mining Operations and Scheduling

Pit designs were developed based on optimisation shells. Geotechnical assessments had been carried out by consultants recommending pit slopes and suggesting likely ease of excavation of the material in each deposit.

Mining operations will start at Samat (East, South, and North Samat, in order) followed by Sorowar, Pigiput, Botlu and finally Pigibo. The mineralisation in most of the deposits is disseminated to the point that there is very little internal waste. The limited waste present is still mineralised but at levels below cut-off and is contained in small pockets which would be inefficient to mine separately. For these reasons all the material extracted from a number of the pits (Samat South, Samat North, Samat

East, Botlu, Pigiput) will be treated as ore. This removes the requirement for waste dumps at those pits with the obvious environmental advantages.

For Pigibo a selective mining approach will be carried out and for Sorowar both a bulk and selective approach will be used. At Sorowar bulk mining will start in Year 1 and end in Year 6. Selective mining will begin in Year 5 once a mined out area is available to take the selective waste.

The soft ground conditions and high rainfall combine to give a situation where maintaining large trafficable operating areas will be impractical. To overcome this difficulty, the proposed mining method will require development of all-weather sheeted roads onto the resource areas and then using bulldozers to push the soft material to the road. Here it will be loaded into trucks and transported to the treatment plant at Pigiput Bay or the Intermediate Processing Facility (IPF) at Sorowar.

Ore from Sorowar will be fed into an in-pit mobile sizer by an excavator or loader. The output from the sizer will be mixed with water and pumped via the IPF to the treatment plant at Pigiput Bay.

Allied is assuming that no blasting will be required and that all material will at least be rippable by a 300kW dozer.

The selection of the proposed mining method has been influenced by the following additional factors:

- As no waste is to be separated in all pits but Pigibo and Sorowar, there is no requirement for selectivity in their mining method and a bulk mining method is used.

- No waste dump is required, thereby reducing mining costs and environmental impact

- For the Sorowar deposit a two phase approach (bulk followed by selective mining) is used. Using a bulk method initially opens up the deposit and allows an in-pit area to be made available for the waste produced by the selective mining method. The selective method allows economic access to deeper ore that would not be available under a totally bulk scenario.

- In the case of Pigibo, deeper high-grade ore is made available by using a selective mining method. Waste should be able to be contained within the mined-out pit.

The production schedule assumes that 15.36Mt of material at a grade of 1.35g/t Au will be mined and treated. Proven and Probable Ore Reserves comprise 13.54Mt at a grade of 1.42g/t Au. Thus scheduled material exceeds the Ore Reserves by 1.82Mt at a grade of 0.83g/t Au. It is recognised that there are additional Inferred Mineral Resources within the pits of 3.53Mt at 0.85g/t Au and it is considered reasonable to incorporate 50% of the Inferred Resources into the mining schedule.

The production schedule for the project calls for the mining of the Samat deposits yielding 794 000t over the first five quarters of operation. They are intended to be mined in the order East, South then North although low grade from East Samat will be used for commissioning of the treatment plant. At Sorowar, mining of 11.8Mt is then expected to start in the first quarter of Year 1. In the first year 727 000t will be mined. After that, Sorowar will be mined at a rate of 1.65Mtpa until the bulk pit is

finished in early Year 6. Then the selective Sorowar pit is combined with Pigiput and Botlu and Pigibo output.

Ore from the Samat deposits will be trucked to the ROM ore pad at the treatment plant at Pigiput Bay. Ore mined and sized from the Sorowar pit will be pumped via the IPF to the treatment plant for leaching and final processing. Ore from Pigiput, Botlu and Pigibo will be trucked to the IPF for sizing, screening and pumping to the treatment plant. Table 11 summarises the mining schedule over the life of the mine.

Table 11: Mining Schedule

Year	Ore (kt)	Grade (g/t Au)	Waste (kt)
1	1 512	1.73	44
2	1 650	1.03	162
3	1 650	1.06	288
4	1 650	1.04	364
5	1 650	1.29	1 961
6	1 650	1.42	3 824
7	1 650	1.30	1 947
8	1 650	1.52	2 136
9	1 650	1.43	1 685
10	651	2.18	445
Total	**15 362**	**1.35**	**12 856**

Mining operations will be undertaken by earthmoving contractors, who will also carry out construction activities prior to mining, haul road construction and maintenance during operations.

19.2 Grade Control

In the bulk mining areas, as all material mined will be treated, the requirements for grade control is reduced as ore and waste zones are not being delineated. There will be a requirement for a wide spaced grade control sampling program across the main pit area, to allow for reconciliation of mine production with the plant. The major grade control issue for the bulk mining areas is delineation of pit limits. This will achieved using a series of bulldozer rip lines along pit boundaries and floors with sampling at 1m intervals.

A narrower grade-control spacing will be required in the selective mining areas (Sorowar and Pigibo).

19.3 Process Plant

The proposed design for the Simberi Oxide Gold Project is based on a conventional gold oxide metallurgical flowsheet. Due to the low grade nature of the resource and to minimise sensitivity to both capital and operating costs, the treatment plant design has minimal contingency when compared to typical gold plants. The simple metallurgy of the ore allows this approach.

The main treatment plant at Pigiput Bay will provide primary crushing followed by primary ball milling in closed circuit with cyclones for treating Samat ores. The primary ball mill product will be delivered to the gold leaching circuit.

The Sorowar in-pit sizer will deliver <35mm ore to the intermediate process facility where screening will be carried out. Oversize material (>2mm) will be washed and either trucked to the treatment plant for grinding or crushed at the intermediate process facility for re-screening. Screen underflow will be transported to the Pigiput Bay milling circuit by twin slurry pipelines.

The gold treatment plant will consist of a conventional four stage carbon-in-leach ("CIL") circuit and a 4.0t pressure Zadra elution circuit.

Final tailings will be disposed using a deep sea tailings placement (DSTP) disposal system. The plant will have a nameplate capacity of 1.5Mtpa, however there is capacity in the design to allow 1.65Mtpa to be treated.

19.3.1 Phase 1 - Samat Ores

Samat ores will be processed during commissioning and initial operations at a throughput rate of 0.75Mtpa. The crushing and grinding at Pigiput Bay will be undertaken by a sizer and an 850kW ball mill that will also be used to grind coronus for pH control. The plant throughput capacity has been de-rated to reflect the gradual build-up in plant availability and operator skills, as well as to maximise gold recovery from the higher grade resources.

Low grade Samat East ore will be used to commission the treatment plant prior to introducing higher grade resources. Samat ores will be mined and hauled by truck to the main treatment plant at Pigiput Bay for processing. A simplified flowsheet is shown in Figure 5.


SIMBERI MINING JOINT VENTURE
SIMBERI OXIDE GOLD PROJECT
SIMPLIFIED FLOWSHEET - SAMAT DEPOSITS

Figure 5: Flowsheet for Samat Ores

19.3.2 Phase 2 - Sorowar Ores

After plant commissioning on Samat East ore, the Sorowar orebody will be mined and treated at a rate of 0.75Mtpa. The low grade nature of the Sorowar ore and location relative to the main treatment plant makes truck haulage unattractive.

A dedicated intermediate process facility comprising a screening, washing and pump plant will be constructed at the perimeter of the ultimate Sorowar pit rim. A crushing plant will be added to the facility later in the mine life.

The ore will be delivered from the pit in a slurry form by pipeline via an in-pit mobile sizer unit to the intermediate process facility. The processed slurry from the intermediate processing facility will be pumped via twin pipelines, 3.7km from Sorowar to the Pigiput Bay treatment plant for classification in the milling circuit cyclone and will be fed to the leach tanks or undergo further grinding as required.

A simplified flow sheet is shown in Figure 6.


SOROWAR ORE
IN-PIT SIZING
SCREENING
PIPELINE
CORONUS
SAMAT ORE
CRUSHING
GRINDING
CIL
DEEP SEA TAILINGS DEPOSITION
ELUTION / GOLDROOM
BULLION

Figure 6: Flow sheet for Sorowar Ore

Contingency has been made for the introduction of a secondary crusher into the circuit to treat the harder ores from the lower levels of the Sorowar pit if required.

19.3.3 Phase 3 - Pigiput Ores, Pigibo and Botlu South Ores

In year five, following exhaustion of the Sorowar bulk mine phase, selective mining of Sorowar ore will begin and be supplemented initially by ore from Pigiput and then from Botlu South and finally from Pigibo. Ore from these three deposits will be hauled by truck to the intermediate processing facility located at Sorowar. At this time the sizer and feeder from the Pigiput Bay treatment plant will be relocated to allow ores from Pigiput, Botlu and Pigibo to be treated. Sorowar selective mined ore will be processed simultaneously with the Pigiput, Botlu South and Pigibo ores. Once the sizer has been removed from Pigiput it will still be necessary to feed coronus to the mill which can be achieved using a small hopper and feeder.

19.4 Infrastructure and Services

The proposed treatment plant will be situated on a sparsely vegetated limestone formation at 7m RL near Pigiput Bay. Geotechnical investigations indicate the limestone is a suitable foundation for the proposed plant.

A camp will be constructed to accommodate up to 66 people, initially to be used by the construction workforce prior to handover to the operation. An administration centre, clinic, training centre, laboratory, workshop and storage facilities will also be provided. A central 24kL/d package sewerage treatment plant will service the camp and facilities at Pigiput Bay.

The Simberi project will require a power plant capable of meeting a maximum demand of 3.44MW and average continuous running load of 2.62MW at 415V.

Potable water for the camp and the main treatment plant will be obtained from springs and rainwater with bottled potable water supplied to the Sorowar feed preparation-site.

Raw water supply for the main treatment plant facilities will be supplied predominantly from Darum Creek. Additional water, if required, will be from a bore located near Darum Creek or from the silt collection pond below the treatment plant.

Raw water for the intermediate process facility at Sorowar will be supplied from Monum Creek and groundwater bores located at Pigiput Ridge and at Sorowar. Additional water will be provided from a silt collection pond downstream of the pits and in later years from pit dewatering pumps.

The existing airstrip within SMJV's Pikung coconut plantation area will be upgraded to a 1000m class "Y" coronus airstrip. The strip will be suitable for landing King Air and Islander aircraft and providing Medivac capabilities.

A wharf will be constructed at Pigiput Bay for receipt of operating consumables and equipment by inter-island shipping lines. Ships with up to 4.5m draft will be received and offloaded. A 75 to 100t crane capable of unloading 25t containers at 12m reach will be installed at the wharf.

The existing road from the Samat deposits to Pigiput Bay treatment plant site will be upgraded to a haul road. Samat ores will be truck hauled to the treatment plant in Year 1 and the first quarter of Year 2. The existing four wheel drive access roads to the mining areas will be upgraded and new access to Sorowar will be constructed. All roads will be coronus-sealed.

The existing perimeter road at Simberi will be upgraded to allow implementation of a regular shuttle service for residents to and from the project facilities.

The site will be provided with a radio microwave link to the Telikom PNG system with up to eight lines. A PABX with 40 extensions will link the camp, treatment plant and infrastructure facilities and allow for two payphones with one being located in the camp and the other for public use. Ten mobile radios with a 10km range will be provided.

20 ENVIRONMENT

The Simberi Oxide Gold Project development has been designed to satisfy the environmental requirements of the Department of Mining and Petroleum, Department of Environment and Conservation and the Provincial and Local Authorities, local residents and the project owners. Various reports have been prepared by independent consultants and submitted to the authorities as shown in the following timeline:

May 1996	Environmental Inception Report submitted
1996	Environmental Plan submitted
Dec 1996	Environmental Plan approved
Jul 2003	Environmental Management Plan submitted

Jun 2003	Baseline Survey completed
Mar 2004	Supplementary Baseline Survey completed
Dec 2004	Supplementary Baseline Survey completed
Dec 2004	Environmental Permits received (under the new legislation – Environmental Act 2000)
Aug 2005	Amendments to Environmental Licence submitted

The current feasibility study addresses the environmental impacts associated with open cut mining operations and haul roads, treatment operations, pipeline and powerline corridors, deep sea tailings placement and project infrastructure. Mitigating engineering measures are incorporated into the designs. The environmental plan has been approved by the Papua New Guinea Department of Environment & Conservation.

20.1 Water Management

Diversion drains will minimise runoff into the open pits. Sediment ponds and silt curtains, where practicable, will be used to remove solid sediments before discharge. Water from the sediment ponds will be used in preference to raw water from creeks or borefields.

At the end of mining at Samat and Pigiput, the pits will be contoured to ensure stable and safe slopes in the pits. These pits are free draining.

At the end of mining at Sorowar, Botlu and Pigibo, protective berms will be placed around the perimeters and the pits allowed to fill with water. Exposed slopes will be contoured for safety and to ensure regrowth will be promoted.

20.2 Tailings Management

Final tailings will be disposed using a deep sea tailings placement (DSTP) disposal system. This system has been successfully used at other PNG operations.

The DSTP system will be located on Pigiput Bay on the east coast of Simberi Island. Seawater will be pumped from the ocean into a mix tank at a ratio of 8 parts seawater to 1 part tailings. The diluted tailings will then flow by gravity along the outflow pipeline to be discharged at a depth of 115m and tailings will then flow as a density current before final deposition on the sea floor. The performance of the tailings requires a suitably steep slope down which the density current will flow and further detailed bathymetry will be required before final implementation.

20.3 Waste Management

Because all the waste from the pits is processed with the ore or placed within the mined pits there will be no waste dumps.

20.4 Capital and Operating Cost

A summary of the capital and operating costs from the 2005 Feasibility Study are given in Table 12, Table 13, Table 14 and Table 15. The operating costs exclude head office, refining and royalty or mineral levy. No contingency is allowed in the capital costs.

Table 12: Capital Cost Estimate

Cost Area	Cost A$'000
Development Costs	
Site Establishment, Construction & Mining	1 709
Treatment Plant – Pigiput Bay	17 553
Intermediate Process Facility – Sorowar	8 688
Camp	2 272
Buildings, Furniture and Other Equipment	1 556
Infrastructure	
Roads	1 791
Wharf	1 236
Airstrip	116
Other (Earthworks and Fencing)	331
Submarine Tailings Disposal	1 658
Mobile Equipment	3 233
EPCM	5 017
Consultants and Performance Testing	406
Subtotal	**45 566**
Owner's Costs	
Preproduction	
First Fills	537
Insurance	578
Licenses	73
Mining	631
Operations	1 227
Spares	814
Owner's Project Team	2 232
Working Capital	0
Capex Savings	(2 391)
Subtotal	**3 701**
Project Total	**49 267**

Table 13: Deferred Capital

Cost Area	Cost A$'000
Rehabilitation and relocations	1 475
Total	**1 475**

Table 14: Total Operating Cost by Area

Mining Area	Cost A$/t
Samat	17.01
Sorowar Bulk	12.57
Sorowar Selective	13.78
Pigiput	13.08
Botlu	12.05
Pigibo	15.21

The total cost per tonne on a year basis is given in Table 15. This excludes head office and refining costs.

Table 15: Total Operating Cost by Year

Year	Cost A$/t
1	12.48
2	10.95
3	11.02
4	11.14
5	13.00
6	16.13
7	14.12
8	14.32
9	15.11
10	14.11

It is estimated that total manpower will be about 132 including contractors.

GOLDER ASSOCIATES PTY LTD

Peter Onley

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Mine Site Construction Services, 2005, *Cost Assessment Mining and Civil Works – Simberi Island Gold Project,* September 2005

Newbury M., 2003, *Technical Report on the Geology, and Mineral Resources of Simberi Gold Mining Company Oxide Gold Project, Simberi Island, PNG,* April 2003.

Norombe R., 2004, Letter – *Statement of Compliance of Simberi Oxide Gold Deposit with Environmental Act 2000, Department of Environment & Conservation,* 24 February 2004

NSR, 1996, *Simberi Oxide Project – Environmental Plan – Volume B Main Report and Appendices,* September 1996.

NSR, 2003, *Simberi Oxide Project – Environmental Baseline Study,* December 2003.

NSR, 2003, *Simberi Oxide Project – Environmental Plan Addendum,* August 2003.

NSR, 2003, *Simberi Oxide Project - Revised Environmental Management and Monitoring Program,* July 2003.

OMC Lycopodium Engineering Pty Ltd, 2005, *Simberi Oxide Gold Project Grinding Circuit Design*, Report 45217 May 2005

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Slurry Systems Pty Ltd, 2005, *Simberi Project Conceptual Design of Gravity Pipeline to Transport Crushed Product Final Report*, October 2005

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Snowden Associates, 1998, *Simberi Oxide Project Pit Optimisation Sorowar, Pigibo, and Botlu South*, 10 July1998.

Snowden Associates, 1998, *Simberi Oxide Project Pit Optimisation Samat South, Samat North, Samat East and Pigiput*, 21 July1998.

22 GLOSSARY, ABBREVIATIONS & UNITS

GLOSSARY	
Accuracy	The ability to obtain the correct result
Assay	Chemical analysis of sample to determine metal content
Blank	Sample without metal content to check possible contamination during assaying (e.g. crushed glass)
CIL	Carbon in Leach – process for recovering gold
Coronus	Reef limestone
Cut-off	Grade above which mineralised material is considered to be ore.
DD	Diamond Drill cored holes
DGPS	Differential Global Position System - More accurate version of GPS
Dilution	Non-ore material that gets mixed with ore during the mining process
DTM	Digital terrain model - Electronic computer model of topography
Duplicate	Sample that has been split from another to check the field sampling or laboratory's precision
Flowsheet	Diagram showing movement of material through a process
HQ	Core diameter 63.5mm
IDS	A method of estimating grade using a weighting factor for the samples that varies by the inverse of the square of its distance from the estimation point
Kriging	Grade estimation technique incorporating variability by distance
Mesh	Screen size designation ("-30 Mesh" means material passing at screen of 0.5mm)
Micron	measurement (1 micron = 0.001mm)
MIK	Multiple Indicator Kriging -indicator kriging with separate parameters for each grade class
Mining Loss (Recovery)	Mining loss is ore material that is not recovered during the mining process. Mining recovery is simply the converse (i.e. the material that is left after ore loss).
NQ	Core diameter 47.6mm
Ordinary Block Kriging	Estimation of grades into block model using a grade estimation technique incorporating variability by distance
Ore	Mineralised material that can be economically mined
P80	Size measurement where after grinding of which 80% is small than
pH	A measure of acidity
PQ	Core diameter 85mm
Precision	The ability to obtain the same result each time
RC	Reverse Circulation – style of drilling which gives chip samples rather than a core sample
Reference sample	Specially prepared sample whose metal grade is very accurately known and certified
Riffle Split	Equipment to split into smaller, representative amounts for assay
ROM	Run of Mine – Material as it is delivered to process plant
SG	Specific Gravity
Strip Ratio	Ratio of waste that needs to be mined to obtain a unit of ore. Usually expressed as tonnes of waste to tonnes of ore.
Tailings	The reject material from the processing plant
UTM	Universal Transverse Mercator grid is an international recognised co-ordinate system to enable the pinpointing of any location on the planet.

GLOSSARY (Cont'd)	
Variogram	Mathematical and graphical way of representing variation of data as a function of separation distance
Surpac	Computer program that is used to carry out resource estimation and mine planning.
Wacker	Portable small diameter core drill
wmt	Wet metric tonnes
WGS 84 datum	World Geodetic System 1984 – A datum is a definition of the shape of the earth on to which co-ordinates systems such as UTM are applied. The WGS 84 was adopted as a world standard and is used by GPS.
Whittle 4X	Computer software program by Gemcom that finds the maximum value pit outline for a set of parameters such as price, costs, pit slope angles, metal recovery.
XRD	X-Ray Diffraction

UNITS AND ABBREVIATIONS	
Ag	Silver
Au	Gold
cm	Centimetre
Cu	Copper
g	Gram
g/t	Gram per tonne
ha	Hectare (10 000m^2)
h	Hours
k	One thousand units
kg	Kilogram
km	Kilometre
koz	One thousand Troy ounces
kt	One thousand tonnes
m	Metre
m^2	Square metre (measure of area)
m^3	Cubic metre (measure of volume)
mm	Millimetre
M	One million units
Moz	Million ounces
Mt	Million tonnes
Mtpa	Million tonnes per annum
MW	Million watts
oz	Troy ounce (used for gold – 31.1035 grams = 1 Troy ounce)
PNG	Papua New Guinea
ppm	Parts per million (e.g. 1000ppm = 0.1%)
A$	Australian Dollar
C$	Canadian Dollar
US$	United States Dollar
K	Kina (currency of Papua New Guinea)